As confidentially submitted to the Securities and Exchange Commission on June 10, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEVION MEDICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3845 (Primary Standard Industrial Classification Code Number)	20-0794350 (I.R.S. Employer Identification Number)

300 Foster St.

Littleton, MA 01460

(978) 540-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph K. Jachinowski

Chief Executive Officer

Mevion Medical Systems, Inc.

300 Foster St.

Littleton, MA 01460

(978) 540-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. John M. Mutkoski, Esq. Laurie A. Burlingame, Esq. Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000	Peter C. Anastos, Esq. General Counsel Mevion Medical Systems, Inc. 300 Foster St. Littleton, MA 01460 (978) 540-1500	Patrick O’Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston St. Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common stock, $0.001 par value	$	$

(1)

Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any. Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 10, 2014

Prospectus

            shares

Common Stock

This is an initial public offering of common stock by Mevion Medical Systems, Inc. We are selling             shares of common stock. The estimated initial public offering price is between $        and $         per share.

Prior to this offering, there has been no public market for our common stock. We have applied for listing of our common stock on NASDAQ Global Market under the symbol “MEVI.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Mevion Medical Systems, Inc., before expenses	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” beginning on page 125.

We have granted the underwriters an option for a period of 30 days to purchase up to              additional shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2014.

J.P. Morgan	Morgan Stanley

Leerink Partners	Oppenheimer & Co.

                    , 2014

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Mevion,” “the company,” “we,” “us,” and “our” in this prospectus refer to Mevion Medical Systems, Inc. and its consolidated subsidiaries.

MEVION MEDICAL SYSTEMS, INC.

We are a leading provider of proton therapy systems for use in radiation treatment for cancer patients. Our MEVION S250 Proton Therapy System, or MEVION S250, is the only modular, single room proton therapy system currently on the market. The MEVION S250 integrates with standard radiation therapy workflow and provides a proton therapy treatment environment at a fraction of the cost, footprint and operational complexity of conventional systems. We believe this enables the deployment of proton therapy into a broader variety of cancer care facilities, creating greater access for more patients and a positive return on investment for our customers. We have received 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, for the MEVION S250, and the right to affix the Conformité Européene, or CE, mark to the MEVION S250 for its marketing and sale in the European Economic Area.

We market and sell the MEVION S250 to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers. In December 2013, the Siteman Cancer Center at Barnes-Jewish Hospital, or BJH, a National Cancer Institute Designated Comprehensive Cancer Center, became the first center to treat patients with a MEVION S250. BJH is rapidly ramping up the use of the MEVION S250 in its clinical practice, recently treating 15 different patients per day with a total of approximately 40 treatment fields, or unique radiation beams delivered from different directions. This represents a utilization rate of approximately 50%. As of                 , 2014, we had          signed system purchase contracts, of which          are included in our backlog.

Radiation therapy is a proven, effective and widely accepted form of treatment for many types of cancer. Physicians divide the prescribed treatment into a sequence of radiation doses, or fractions, which may consist of one or more treatment fields. Currently, the most common type of radiation therapy is external beam radiation therapy whereby patients are treated with high-energy X-ray radiation generated by a device external to the patient called a linear accelerator. Although over 85% of patients treated with radiation therapy in the United States receive this type of external beam radiation, it faces a number of significant challenges. While the goal of radiation therapy is to selectively deliver radiation solely to cancer cells, X-ray radiation therapy exposes healthy tissue outside of the intended treatment area to significant doses of radiation. Damage to healthy tissues caused by radiation therapy can have a range of adverse effects, including treatment-related side effects, the potential to develop secondary cancer, developmental problems in pediatric patients, and limits on future radiation treatment possibilities. Despite attempts to minimize these types of adverse effects, collateral damage from X-ray radiation therapy remains a leading concern and continues to limit the dose of X-ray radiation that can safely be used to treat cancer.

Similar to traditional X-ray therapy, proton therapy is an external beam radiation therapy technique. High-energy protons generated by a particle accelerator deposit radiation dose in a more targeted manner than X-rays. When protons enter the body, they only leave a small amount of radiation along their path as they pass through the tissue. Upon reaching a specific depth, protons deposit a large focused amount of radiation and then stop, leaving no radiation beyond that depth. This physical characteristic of protons makes them ideal for the delivery of radiation therapy to cancer patients. The use of protons to deliver radiation therapy allows physicians to maximize the radiation dose to the treatment target, while minimizing the adverse effects of radiation on the surrounding healthy tissue. The clinical premise of proton therapy has been widely published in studies based on treatment planning comparisons, showing that proton therapy can deliver equivalent or improved dose to the treatment target while reducing unnecessary dose to the healthy tissue by as much as a factor of three. In the United States, reimbursement rates for proton therapy treatments delivered in the outpatient hospital setting have been established for more than a decade. The current Medicare unadjusted reimbursement rate for proton therapy delivered in the outpatient hospital setting is $872 for simple proton therapy procedures per fraction and $1,205 for complex proton therapy procedures per fraction.

Although proton therapy offers important clinical advantages in the treatment of certain cancers, its use has been greatly limited because the current model for conventional proton therapy centers has several key limitations. Conventional proton therapy centers utilize large particle accelerators weighing 90 to more than 200 tons, requiring complicated beam transport systems. As a result, conventional proton therapy systems are large, costly, operationally complex and result in inefficient workflow. To amortize the total project cost, which has exceeded $200 million for recently announced proton therapy centers, most conventional proton therapy centers in operation have three or more treatment rooms, resulting in facilities that span as much as 100,000 square feet. These centers are operationally complex, as extensive equipment is needed to transport, steer and safely cue the proton beam from the particle accelerator to the proper treatment room. There is also a significant loss of treatment time as the shared proton source must be reset each time it is transferred to a new treatment room, making treatment scheduling challenging. These centers are further hindered by high energy and personnel costs and frequent maintenance. Many of these key limitations also apply to the proton therapy systems currently marketed as compact by our competitors, as such systems continue to utilize large particle accelerators, requiring multi-room beam transport systems.

The MEVION S250 addresses the key limitations of conventional proton therapy centers. We utilize a proprietary miniaturized particle accelerator in the MEVION S250, which measures only three feet in radius. The substantial reduction in size and complexity of the accelerator allows the MEVION S250 to be integrated onto a high-precision frame structure, or gantry, that can fit within a single treatment room, with a footprint of approximately 2,000 square feet. Building size and cost are greatly reduced and expensive and complex beam transport systems are eliminated. Since each room has a dedicated proton source, the MEVION S250 also eliminates beam switching and associated waiting times, greatly simplifying the proton therapy equipment and reducing staffing requirements. In addition, as demand for proton therapy grows, the MEVION S250 provides customers with the modular flexibility to expand treatment capacity by adding additional treatment rooms. The list price of the MEVION S250 in the United States is $25 million, a fraction of the cost of conventional proton therapy centers.

For U.S. customers buying a MEVION S250, we believe that a positive return on investment can be achieved within three to four years after initiating patient treatment. This belief is based on published data from conventional proton therapy centers, reporting that approximately 275 patients can be treated per treatment room per year, and on the assumption that each patient receives 35 fractions over the course of treatment. This assumes reimbursement for all procedures at the current Medicare rates for proton therapy delivered in the outpatient hospital setting and a mix of 40% simple and 60% complex procedures. The foregoing is intended to be illustrative and the actual return on investment will depend on many factors including, among others, the extent to which the MEVION S250 can be operated at or near capacity, that adequate coverage and reimbursement are available, including in foreign countries, as well as a customer’s cost to construct, finance and operate its facility.

We believe that at least 15% of the U.S. radiation therapy patient population, or 170,000 patients per year, would benefit from proton therapy treatment. Assuming 275 patients can be treated per room per year, there is a need for more than 600 proton therapy treatment rooms in the United States. Since, the current ratio of proton therapy centers built in the United States versus internationally is approximately 1:1, the worldwide market can be estimated on the order of 1,200 treatment rooms. We estimate that currently there are 31 operational proton therapy centers worldwide and 39 centers, including those using the MEVION S250, in some stage of installation, construction or architectural planning worldwide, containing an aggregate of 168 treatment rooms. As a result, we believe that there is a large addressable market for the MEVION S250.

Our Strategy

Our objective is to become the leading provider of proton therapy systems and the technology of choice for proton therapy providers around the world. Key elements of our strategy include:

•	Accessing a larger segment of the radiation therapy market by enhancing awareness of the MEVION S250’s benefits.

•	Adding advanced features to our proprietary platform.

•	Expanding our worldwide distribution chain.

•	Selling additional MEVION S250s to our existing customers.

•	Pursuing strategic partnerships and collaborations.

Risks Related to Our Business and Industry

Our business, financial condition, results of operations and prospects are subject to numerous risks. These risks include:

•	We may not be able to generate sufficient revenue from the commercialization of the MEVION S250 to achieve and maintain profitability.

•

The long sales cycle and high unit price of the MEVION S250, as well as other factors, may contribute to substantial fluctuations in our quarterly operating results and stock price and make it difficult to compare our results of operations to prior periods.

•	Amounts included in our order backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

•

We rely on a limited number of suppliers or, in some cases, sole suppliers, for some of our components, subassemblies and materials and may not be able to find replacements or immediately transition to alternative suppliers.

•

If we are unable to support demand for the MEVION S250 and our future products, including ensuring that we have adequate facilities and manufacturing capacity to meet increased demand, or we are unable to successfully manage the evolution of our proton technology, our business could suffer.

•

We depend on third-party distributors to market and distribute our products in international markets. If our distributors fail to successfully market and distribute our products, our business will be materially harmed.

•

The loss of our President and Chief Executive Officer or other key members of our senior management team or our inability to attract and retain highly skilled scientists and salespeople could adversely affect our business.

•	Servicing our debt and other payment obligations requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

•

If we are unable to adequately protect our proprietary technology or maintain issued patents which are sufficient to protect the MEVION S250, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

•	If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country, we will not be able to market and sell the MEVION S250 in that country.

Corporate Information

We were incorporated under the laws of the State of Delaware in 2004 under the name Still River Systems Incorporated and changed our name to Mevion Medical Systems, Inc. in 2011. Our principal executive offices are located at 300 Foster St., Littleton, MA 01460. Our telephone number is (978) 540-1500. We maintain a website at www.mevion.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including Mevion Medical Systems, Mevion S250 Proton Therapy System, Mevion TriNiobium Core, Verity Patient Positioning System, logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Except where the context requires otherwise, in this prospectus “Company,” Mevion,” “we,” “us” and “our” refer to Mevion Medical Systems, Inc. and its consolidated subsidiaries.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if (i) we have more than $1 billion in annual revenue, (ii) we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or (iii) we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing not to take advantage of the extended transition period for complying with new or revised accounting standards as provided for emerging growth companies under the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

THE OFFERING

Common Stock Offered by Us	shares

Common Stock to be Outstanding After This Offering	shares

Option to Purchase Additional Shares from Us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of Proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds of this offering for expansion of manufacturing and global distribution facilities, research and development of additional beam shaping options, continued research and development of key components for the MEVION S250, with the remainder for manufacturing, other research and development, sales and marketing, general and administrative and public company expenses, maintenance capital expenditures, and other general corporate purposes, including working capital.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Trading Symbol	“MEVI”

The number of shares of common stock to be outstanding after this offering is based on 9,376,781 shares of common stock outstanding as of March 31, 2014.

The number of shares of our common stock to be outstanding after this offering excludes the following:

•	1,193,376 shares of common stock issuable upon exercise of outstanding options as of March 31, 2014 at a weighted average exercise price of $4.17 per share;

•	236,283 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2014 at a weighted average exercise price of $4.46 per share;

•	92,807 shares of common stock reserved for future issuance under our Amended and Restated 2005 Stock Option Plan, or 2005 Stock Option Plan, as of March 31, 2014; and

•	shares of our common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, or 2014 Stock Option, which will become effective upon the completion of this offering.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 8,903,506 shares of our common stock upon the completion of this offering;

•	no exercise of the outstanding options described above;

•	no exercise of the outstanding warrants described above;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering; and

•	our amended and restated certificate of incorporation and our amended and restated bylaws, both of which we will file immediately prior to the completion of this offering.

SUMMARY FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statements of operations data for the years ended September 30, 2013 and 2012 and the consolidated balance sheets data as of September 30, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended March 31, 2014 and March 31, 2013 and the consolidated balance sheet data as of March 31, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that should be expected in the future.

	Year Ended September 30,		Six Months Ended March 31,
	2013	2012	2014	2013
			(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$—	$—	$—	$—
Cost of revenue	—	—	4,408	—

Gross loss	—	—	(4,408)	—
Operating expenses:
Research and development	26,155	18,921	8,614	10,846
Selling and marketing	3,779	2,473	1,660	1,768
General and administrative	7,804	7,276	4,009	4,154

Total operating expenses	37,738	28,670	14,283	16,768
Gain on termination of contracts	—	750	—	—

Loss from operations	(37,738)	(27,920)	(18,691)	(16,768)
Other income (expense):
Interest expense	(1,117)	(144)	(1,897)	(150)
(Loss) gain on revaluation of warrants	(44)	1,514	(1,742)	—
Other (expense) income, net	(7)	14	(20)	(3)

Total other (expense) income, net	(1,168)	1,384	(3,659)	(153)

Net loss	(38,906)	(26,536)	(22,350)	(16,921)
Accretion of redeemable convertible preferred stock to redemption value	(659)	(572)	(381)	(296)
Gain on extinguishment of redeemable convertible preferred stock	6,959	—	—	—

Net loss attributable to common stockholders	$(32,606)	$(27,108)	$(22,731)	$(17,217)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(118.68)	$(207.10)	$(49.00)	$(129.02)

Weighted-average common shares used in computing net loss per share attributable to common stockholders—basic and diluted(1)	275	131	464	133

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)	$(4.60)		$(2.39)

Pro forma weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted (unaudited)(2)	8,465		9,368

	September 30, 2013	September 30, 2012	March 31, 2014 (unaudited)	March 31, 2014 Pro Forma(4) (unaudited)	March 31, 2014 Pro Forma(5)(6) (as adjusted) (unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,058	$19,084	$18,559	$18,559
Working capital(3)	8,797	4,060	(228)	(228)
Total assets	61,410	55,159	76,193	76,193
Long term debt, net	19,817	—	29,635	29,635
Redeemable convertible preferred stock	155,533	138,263	155,914	—
Common stock and additional paid-in capital	1,147	492	903	160,346
Total stockholders’ deficit	(161,897)	(130,605)	(184,491)	(25,048)

(1)	See Note 11 to our consolidated financial statements for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)	See Note 11 to our consolidated financial statements for further details on the calculation of pro forma net loss per share attributable to common stockholders.

(3)	We define working capital as current assets less current liabilities.

(4)

Pro forma to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock and the assumed exercise of all warrants outstanding upon the closing of this offering.

(5)

Pro forma as adjusted to further reflect the sale of shares of our common stock offered in this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(6)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ deficit by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A                  share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase each of cash and cash equivalents and total stockholders’ deficit by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a                 share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease each of cash and cash equivalents and total stockholders’ deficit by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

RISK FACTORS

Investment in our common stock involves a number of risks. You should carefully consider the risks and uncertainties described below and the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties presently unknown to us, or that we believe not to be material at this time, may also impair or have a material adverse effect on our operations.

Risks Relating to Our Business and Strategy

We may not be able to generate sufficient revenue from the commercialization of our MEVION S250 Proton Therapy System to achieve and maintain profitability.

Currently, we rely solely on the commercialization of our only product, the MEVION S250 Proton Therapy System, or MEVION S250, to generate revenue. As of the date of this prospectus, we have installed only one system which is currently treating patients and we have yet to recognize revenue on any of our systems. We believe our commercial success is dependent upon our ability to successfully market and sell the MEVION S250, to continue to expand our marketing efforts and develop new relationships and expand existing relationships with customers, to receive clearance or approval for the MEVION S250 in additional countries, to achieve and maintain compliance with all applicable regulatory requirements, and to develop and commercialize new features for the MEVION S250. We expect to generate all of our revenue for the foreseeable future from sales of the MEVION S250 and post-warranty service contracts for the MEVION S250. Any factor materially adversely affecting our ability to market and sell the MEVION S250 or pricing and demand for the MEVION S250 would have a material adverse effect on our financial condition and results of operations.

Our customers may decide to cancel orders due to changes in treatment offerings, research and product development plans, changes in reimbursement rates for proton therapy treatment, the high costs associated with the MEVION S250, facility constraints, utilization of proton therapy or other cancer treatment methods developed by other parties, lack of financing, the inability to obtain a certificate of need from state regulatory agencies or zoning restrictions, all of which are circumstances outside of our control.

We are currently not profitable. In addition, demand for the MEVION S250 products may not increase as quickly as planned and we may be unable to increase our revenue levels as expected. Even if we succeed in increasing adoption of the MEVION S250 by cancer treatment facilities, maintaining and creating relationships with our existing and new customers and developing and commercializing new features for the MEVION S250, we may not be able to generate sufficient revenue to achieve profitability.

The MEVION S250 may never achieve significant commercial market acceptance.

The MEVION S250 may never gain significant acceptance in the marketplace and, therefore, may never generate substantial revenue or profits for us. Our ability to achieve commercial market acceptance for the MEVION S250 or any other products will depend on several factors, including:

•	our ability to convince the medical community of the clinical utility of the MEVION S250 and its potential advantages over other cancer treatment methods, including future alternative treatments;

•	the strength of our sales, marketing and distribution organizations;

•	the willingness of physicians and patients to utilize the MEVION S250; and

•

the agreement by commercial third-party payors and government payors to reimburse for proton therapy treatment, the scope and amount of which will affect patients’ willingness or ability to pay for proton therapy treatment and likely heavily influence physicians’ decisions to treat with proton therapy and thereby utilize the MEVION S250.

We have a limited history of manufacturing, assembling and installing the MEVION S250 in commercial quantities and may encounter related problems or delays that could result in lost revenue.

We commenced manufacturing the MEVION S250 in 2011. The pre-installation manufacturing processes include sourcing components from various third-party suppliers, manufacturing certain components ourselves, sub-assembly, assembly, system integration and testing. We must manufacture and assemble the MEVION S250 in compliance with regulatory requirements and at an acceptable cost. We have only a limited history of manufacturing, assembling and installing the MEVION S250 and, as a result, we may have difficulty manufacturing, assembling and installing the MEVION S250 in sufficient quantities in a timely manner. To manage our manufacturing and operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to two or three MEVION S250 shipments in advance and enter into purchase orders on the basis of these requirements. Our limited manufacturing history may not provide us with enough data to accurately predict future component demand. Further, we have experienced delays in obtaining components from suppliers and installing our systems at customer sites, which may delay our ability to manufacture, assemble and install the MEVION S250 on our expected timeline. Accordingly, we may encounter difficulties in scaling up production of the MEVION S250, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel and difficulties associated with compliance with local, state, federal and foreign regulatory requirements. In addition, if we are unable to maintain larger-scale manufacturing capabilities, our ability to generate revenue will also be limited and our reputation could be damaged. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities in compliance with regulatory requirements. Even if we could outsource needed production or enter into licensing or other third-party arrangements, the associated cost could reduce our gross margin.

The long sales cycle and high unit price of the MEVION S250, as well as other factors, may contribute to substantial fluctuations in our quarterly operating results and stock price and make it difficult to compare our results of operations to prior periods.

Because of the high price of the MEVION S250 and the relatively small number of systems we expect to install in any period, if any, each installation of a particular MEVION S250 will represent a significant percentage of our revenue for a particular period. Also, customer site construction and additional zoning and licensing permits are often required in connection with the sale of a MEVION S250 any of which may further delay installation. We will recognize revenue from the sale of the MEVION S250 only after the system has been installed and accepted by the customer and we have performed any substantive post-acceptance performance conditions. Therefore, if we do not install a particular MEVION S250 when anticipated, our operating results will vary significantly from our expectations. This is of particular concern in the current volatile economic environment, where we have had experiences with customers cancelling or postponing orders for our MEVION S250 and delaying any required facility build-outs. In addition, if our customers delay or cancel purchases, we may be required to modify or cancel contractual arrangements with our suppliers which may result in the loss of deposits. Future fluctuations in revenue and costs as well as other potential fluctuations mean that you should not rely upon our operating results in any particular period as an indication of future performance. In particular, in addition to the other risk factors described above and below, factors which may contribute to these fluctuations include:

•	timing of when we are able to recognize revenue associated with sales of the MEVION S250;

•	regulatory requirements in some states for a certificate of need prior to the installation of a radiation system;

•

delays in shipment due, for example, to unanticipated construction delays at customer locations where the MEVION S250 is to be installed, cancellations by customers, natural disasters or labor disturbances;

•	delays in our manufacturing processes or unexpected manufacturing difficulties;

•	timing of the announcements of contract executions or other customer and commercial developments;

•	timing of the announcement, introduction and delivery of new products or product features by us and by our competitors;

•	timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

•

fluctuations in our gross margins and the factors that contribute to such fluctuations, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus;

•	how well we execute on our strategic and operating plans;

•	the extent to which the MEVION S250 gains market acceptance;

•	actions relating to regulatory matters;

•	demand for the MEVION S250;

•	our ability to protect our proprietary rights and defend against third-party challenges;

•	disruptions in the supply or changes in the costs of raw materials, labor, product components or transportation services; and

•	changes in third-party coverage and reimbursement, changes in government regulation or a change in a customer’s financial condition or ability to obtain financing.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenue and substantial variation from our projections, particularly during the periods in which our sales volume is low. These fluctuations may cause volatility in our stock price.

The MEVION S250 is a major capital equipment item and has a lengthy sales cycle. Generally, the time from initial customer contact to execution of a contract can be up to 36 months or more. Following execution of a contract, it may take nine to 12 months for a customer to construct a new bunker or customize an existing facility. Upon the commencement of installation at a customer’s facility, it typically takes 18 to 24 months to complete the installation and on-site testing of the system, including the completion of acceptance test procedures with the customer. Because of the high price of the MEVION S250 and the relatively small number of systems installed in a given fiscal period, each installation will represent a significant component of our revenue for a particular period. If a small number of customers defer installation of a MEVION S250 for even a short period of time, recognition of a significant amount of revenue may be deferred to a subsequent period. Because our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter. As a result, the inability to recognize revenue in a particular quarter may make it difficult to compare our quarterly operating results with prior periods. Given the high cost of purchasing an MEVION S250, our customers often must obtain outside financing before committing to purchasing the product, and such financing may be difficult to obtain in any given period, if at all. The requirement of site-specific modifications or construction may also delay adoption or overall demand. In addition, while we believe that our backlog of orders provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results, investors may attribute significant weight to our quarterly operating results, which may result in substantial fluctuations in our stock price.

The milestone-based payment structure we use in our customer arrangements may lead to fluctuations in operating cash flows in a given period.

All of our customer contracts use a milestone-based payment structure; these milestones include such items as execution by a customer of a contract with us, shipment of gantry embeds, shipment of the accelerator module, customer acceptance and clinical commissioning. If we miss targeted shipment timelines or our customers do not actively work towards the completion of these milestones, our receipt of milestone payments and our operating cash flow will be adversely affected. These fluctuations in operating cash flow as well as other potential fluctuations mean that you should not rely upon our operating results in any particular period as an indication of future performance.

Amounts included in our order backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

We define backlog as the revenue value in dollars resulting from customer contracts or purchase orders that meet certain criteria and that have not yet been recognized as revenue. The determination of our backlog includes, among other factors, our subjective judgment about whether an accelerator module will be shipped to a customer’s site within four years. In making this judgment we assess the likelihood that any one or more of the several contingencies to which our orders are subject may preclude such shipment within four years. Our judgments in this area have been, and may in the future be, incorrect and there is no assurance that, for any order included in backlog, we will ship the accelerator module to the customer within four years or that we will recognize revenue with respect to such order. In addition, orders can be delayed for a number of reasons, many of which are beyond our control, including, supplier delays which may cause delays in our manufacturing process, customer delays in commencing or completing construction of its facility delays in obtaining zoning or other approvals and delays in obtaining financing. We may not be aware of these delays affecting our suppliers and customers and as a result may not take them into account when evaluating the contemporaneous effect on backlog. Moreover, orders generally do not have firm dates by which a customer must take delivery which could allow a customer to delay its order even without cancelling the contract. Further, our backlog could be reduced due to cancellation of orders by customers; for example, we have had four customers cancel orders in the past three years. Should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace such order. Reported reductions in our backlog could have a material adverse affect on our future results of operations or our stock price.

We evaluate our backlog at least quarterly to determine if the order continues to meet our criteria for inclusion in backlog and we may adjust our reported backlog due to changes in our judgment about the timing of shipment of an accelerator module for particular projects. Projects we once categorized as included within our backlog may be removed for a number of reasons, including a reassessment of any contractual contingencies and the likelihood of shipment of the accelerator module within four years. In addition, one or more of our contracts have in the past and may in the future contribute to a material portion of our backlog in any one year. Because revenue will not be recognized until customer acceptance at the earliest, there may be a significant amount of time from signing a contract with a customer or shipping an accelerator module and revenue recognition. No assurance can be given that our backlog will result in revenue on timely basis or at all, or that any cancelled contracts will be replaced.

A large portion of our revenue will be derived from a small number of contracts in any fiscal period.

Given a significant portion of the purchase price for the MEVION S250 will generally be recognized as revenue in a single quarter upon installation and acceptance by a customer, we expect a small number of contracts in any given fiscal period to account for a substantial part of our revenue in any such period, and we expect this trend to continue. Any decrease in revenue from these contracts could harm our operating results. Accordingly, our revenue and results of operations may vary substantially from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from our customers. If one or more of our significant customers at any given time were to terminate their contracts with us, to otherwise cease doing business with us, or to fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our ability to increase our profitability depends in part on increasing our average selling prices and our gross margins on product sales, reducing our warranty and service costs, and improving our economies of scale in service operations which we may not be able to achieve.

Our overall operations currently are not profitable. The product sales contracts we have entered into to date have been at a range of selling prices. Generally, earlier contracts have been at lower prices and more recent contracts have been at higher prices. Our earlier contracts may result in low or, in some cases, even negative gross margins. In order to become profitable we will need to be able to enter into contracts at increased prices. Our intention is to enter into sales contracts for the MEVION S250 with selling process that are increasingly closer to our list price of our MEVION S250. Our ability to enter into contracts at higher selling prices depends on a number of factors including:

•	the pricing of competitors’ proton therapy systems;

•	our ability to achieve commercial market acceptance for our system;

•	availability of adequate reimbursement by commercial and government payors for proton therapy treatments; and

•	our ability to manufacture and install our systems in a timely and efficient manner.

Further, several of our existing customers have options to purchase additional systems at prices lower than the list price of the MEVION S250 in the United States, and in some instances substantially lower, which will impact our gross margins for several years.

The warranty for the MEVION S250 is typically provided on a repair or replace basis, and is not limited to products or parts manufactured by us. As a result, we bear the risk of warranty claims on all products we supply, including equipment and component parts manufactured by third parties. There can be no assurance that we will be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to components supplied to us by third parties may arise after our ability to bring corresponding warranty claims against such suppliers has expired, resulting in additional costs to us. There is a risk that warranty claims made against us will exceed our warranty reserve and could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

Because our customer contracts provide that our customers commit to purchase a MEVION S250 for a fixed price, and the MEVION S250 will not be delivered for many years, the cost of product supplies may increase significantly in the intervening time period. In addition, inflation may generally reduce the real value of the purchase price payable upon the achievement of future milestones. Either of these occurrences could cause our gross margins to decline or cause us to lose money on the sale of a MEVION S250.

Moreover, our gross margins may decline in a given period due in part to significant replacement rates for components, resulting in increased warranty expense, negative profit margins on service contracts and customer dissatisfaction. If we are unable to reduce our expenses and improve quality and reliability, our profitability may not improve or may be materially adversely affected. Additionally, we may face increased demands for compensation from customers who are not satisfied with the quality and reliability of our products, which could increase our service costs or require us to issue credits against future service payments and negatively affect future product sales. The first MEVION S250 we installed has experienced issues with satisfying contractual uptime obligations. Even if we are able to implement these cost reduction and quality improvement efforts successfully, our service operations may remain unprofitable given the relatively small size and geographic dispersion of our installed base, which prevents us from achieving significant economies of scale for the provision of services. If we are unable to continue to sell our MEVION S250 at increasingly higher prices which result in higher gross margins, we may never become profitable.

We face competition from numerous competitors, many of whom have greater resources than we do, which may make it more difficult for us to achieve significant market penetration.

The market for proton therapy equipment is characterized by intense competition and pricing pressure. In particular, we compete with a number of existing therapy equipment companies including Hitachi, Ltd., Ion Beam Applications S.A., Mitsubishi Electric Corporation, ProNova Solutions, LLC, Protom International, Inc., Sumitomo Heavy Industries, Ltd. and Varian Medical Systems, Inc. Most of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. As a result, these companies may be better positioned than we are to spend more aggressively on marketing, sales, intellectual property and other product initiatives and research and development activities.

Our current competitors or other companies may at any time develop new products for the treatment of cancer which may replace proton therapy. If we are unable to develop products that compete effectively against the products of existing or future competitors, our future revenue could be negatively impacted. Some of our competitors may compete by changing their pricing model or by lowering the price of their therapy systems. If these competitors’ pricing techniques are effective, it could result in downward pressure on the price of all therapy systems. If we are unable to maintain or increase our selling prices in the face of competition, we may not improve our gross margins.

In addition to the competition that we face from technologies performing similar functions to the MEVION S250, competition also exists for the limited capital expenditure budgets of our customers. A potential purchaser may be forced to choose between two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based largely upon price, since the MEVION S250 is a premium-priced system relative to other capital expenditures.

We have limited experience in marketing and selling our products, and if we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of the MEVION S250 and we may never generate sufficient revenue to achieve or sustain profitability.

We have limited experience in marketing and selling the MEVION S250. The only MEVION S250 to be installed to date was accepted and has been used for treating patients only since December 2013. In addition, the MEVION S250 is a new technology in the proton therapy systems sector. Our future sales will depend in large part on our ability to increase our marketing efforts and adequately address our customers’ needs. The cancer treatment industry is a large and diverse market. As a result, we believe it is necessary to maintain a sales force that includes sales representatives with specific technical backgrounds that can support our customers’ needs. We will also need to attract and develop sales and marketing personnel with industry expertise. Competition for such employees is intense. We may not be able to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products and we may never generate sufficient revenue to achieve or sustain profitability.

We rely on a limited number of suppliers or, in some cases, sole suppliers, for some of our components, subassemblies and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on several sole suppliers, including Oxford Instruments Superconductor Wire LLC, Accuray Inc. and Tech Precision, Inc. for certain components for the MEVION S250. In addition, we rely on Tesla Engineering Ltd., or Tesla, as the sole supplier of the superconducting magnets that are a key component of the proton accelerator in the MEVION S250. We have supply agreements in place with each of these suppliers. However, these sole source suppliers may be unwilling or unable to supply components of the MEVION S250 to us reliably and at the levels we anticipate or are required by the market. To date, certain of our sole-source suppliers have not delivered components in a timely manner or have delivered components that have not performed as required for our systems. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, and if we cannot then obtain an acceptable substitute. Any such interruption could significantly affect our business, financial condition, results of operations and reputation.

If we are required to transition to a new third-party supplier, we believe that there are only a few other manufacturers that are currently capable of supplying the components necessary for the MEVION S250. In addition, the use of components or materials furnished by these alternative suppliers would require us to alter our operations. Furthermore, if we are required to change the manufacturer of a critical component of the MEVION S250, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture the MEVION S250 in a timely manner. We typically do not carry inventory or have open purchase orders for components for more than two or three systems at any given time. Transitioning to a new supplier would be time consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of the MEVION S250 or could require that we modify the design of the MEVION S250. For example, Tesla may control intellectual property related to the cooling system used in our superconducting magnets, under our agreement with Tesla we may be required to pay up to $5.0 million in fees if we use another supplier to manufacture the superconducting magnets for the MEVION S250. If the change in manufacturer results in a significant change to the MEVION S250, a new 510(k) clearance from the U.S. Food and Drug Administration, or FDA, or similar international clearance may be necessary, which would likely cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for the MEVION S250 in a timely manner or within budget.

There can be no assurance that we will be able to secure alternative equipment and materials, and utilize such equipment and materials without experiencing interruptions in our workflow. In the case of an alternative supplier for Tesla, there can be no assurance that replacement superconducting magnets will be available or will meet our quality control and performance requirements for our operations. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and components we require for our products, our business, financial condition, results of operations and reputation could be adversely affected.

Sales of the MEVION S250 may be adversely affected if clinicians do not widely adopt proton therapy.

Our success in marketing the MEVION S250 depends in part on persuading clinicians and patients of the benefits of proton therapy. While proton therapy has been around for a long period of time, its adoption and use has been limited due to the cost, size, and operational complexity of conventional proton therapy systems. Widespread adoption of proton therapy depends on many factors, including many which are outside of our control. These factors include acceptance by clinicians that proton therapy is clinically effective and cost-effective in treating a wide range of cancers, demand by patients for such treatment, successful education of clinicians on the various aspects of this technique and adequate reimbursement for procedures performed using proton therapy. If widespread market acceptance of proton therapy does not occur, or does not occur as rapidly as we anticipate, sales of the MEVION S250 may be adversely affected and our revenue may decline or fail to grow.

We may be delayed or prevented from implementing our long-term sales strategy if we fail to educate clinicians and patients about the benefits of the MEVION S250.

In order to increase revenue, we must raise awareness of the range of benefits that we believe the MEVION S250 offers to both existing and potential customers, namely cancer therapists and clinicians and their patients. An important part of our sales strategy involves educating and training clinicians to utilize the entire functionality of the MEVION S250. In addition, we must further educate clinicians about the ability of the MEVION S250 to treat a wide range of cancer types effectively and efficiently. If clinicians are not properly educated about the use of the MEVION S250 for proton therapy, they may be unwilling or unable to take advantage of the full range of functionality that we believe the MEVION S250 offers, which could have an adverse effect on our product sales. Customers or potential customers may decide that certain tumors can be adequately treated using traditional radiation therapy systems, such as X-rays, notwithstanding the benefits of the MEVION S250. We must also succeed in educating clinicians about the potential for cost-effective reimbursement for procedures performed using the MEVION S250. In addition, we must raise awareness of the MEVION S250 among potential patients, who are increasingly educated about cancer treatment options and therefore drive adoption of new technologies by clinicians. Our efforts to expand sales of the MEVION S250 in the long-term may be adversely affected if we fail in implementing these strategies.

If we are unable to support demand for the MEVION S250 and our future products, including ensuring that we have adequate facilities and manufacturing capacity to meet increased demand, or we are unable to successfully manage the evolution of our proton technology, our business could suffer.

As our commercial operations and sales volume grows, we will need to continue to increase our workflow capacity for manufacturing, customer service, billing and general process improvements and expand our internal quality assurance program, among other things. We will also need to purchase additional equipment, some of which can take several months or more to procure, set up, and validate, and increase our manufacturing, maintenance, software and computing capacity to meet increased demand. In addition, we do not currently have adequate space in our facilities to accommodate the expansion we expect to require. If we are unable to locate additional facility space to allow adequate expansion of our manufacturing capabilities, if the acquisition and commissioning of such additional space does not happen in a timely manner, or if we are unsuccessful in our facility ramp-up efforts, our results of operations will be adversely affected. There is no assurance that any of these increases in scale, expansion of personnel, equipment, increased manufacturing capacity or process enhancements will be successfully implemented.

The proton therapy system industry is subject to rapidly changing technology that could make our product, the MEVION S250, and other products we develop obsolete.

Our industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards, all of which could make our only commercial product, the MEVION S250, and the other products we may develop obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers and the medical profession on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. In recent years, there have been numerous advances in technologies relating to the treatment of cancer. We must continuously enhance our product technology and develop new products to keep pace with evolving standards of care. If we do not update our product technology to reflect new scientific knowledge about cancer biology, information about relevant proton therapy in general, or to otherwise keep pace with demands from customers or potential customers, our products could become obsolete and sales of the MEVION S250 and any new products could decline, which would have a material adverse effect on our business, financial condition, and results of operations.

If the MEVION S250 does not perform as expected, or if we are unable to satisfy customers’ demands for additional product features, our operating results, reputation, and business will suffer.

Our success depends on the market’s confidence that we can provide reliable, high-quality proton therapy systems, namely the MEVION S250. There is only one MEVION S250 being used in commercial practice, and we therefore have very few statistics regarding efficacy or reliability of our system. We believe that our customers are likely to be particularly sensitive to product defects and errors, including functional downtime that limits that number of patients that can be treated using the system and if a failure results in additional capital expenditures to repair. This could also include the mistreatment of a patient with the MEVION S250 caused by human error on the part of the MEVION S250’s operators or prescribing physicians, or a machine malfunction. Any failure of the MEVION S250 to perform as expected would significantly impair our operating results, reputation and market position. We may be subject to legal claims arising from any defects or errors. In addition, our customers are technologically well informed and at times have specific demands or requests for additional functionality. If we are unable to meet those demands through the development of new features for the MEVION S250 or new products, or those new features or products are not functional, or we are unable to obtain regulatory clearance or approval of those new features or products where applicable, we would experience an adverse effect on our operating results and our reputation, and our business would suffer.

If third party payors do not provide adequate coverage and reimbursement for proton therapy to our customers, it could adversely affect sales of the MEVION S250.

Sales of the MEVION S250 indirectly depend on whether adequate coverage and reimbursement for proton therapy is available to our customers from a variety of sources, such as government healthcare insurance programs, including the Medicare and Medicaid programs; private insurance plans; health maintenance organizations; and preferred provider organizations. In general, employers and third-party payors in the United States have become increasingly cost-conscious which has limited coverage for, and reimbursement of, certain procedures such as proton therapy. Third-party payors have also increased utilization controls related to the use of products such as ours by healthcare providers.

Furthermore, there is no uniform policy on coverage and reimbursement for proton therapy among third-party payors, and we cannot be sure that third-party payors will reimburse our customers for procedures using the MEVION S250 or that if the procedures are reimbursed they will be reimbursed at a level that will enable us to achieve or maintain adequate sales and price levels for the MEVION S250. Without adequate support from third-party payors, the market for the MEVION S250 may be limited.

Medicare coverage of healthcare procedures provided using the MEVION S250 currently varies depending upon the geographic location in which the services are provided. The Center for Medicare and Medicaid Services has not adopted a national coverage determination for proton therapy that would determine coverage nationally. In the absence of such a national coverage determination, Medicare Administrative Contractors, or MACs, with jurisdiction over specific geographic regions have the discretion to determine whether and when the use of proton therapy will be considered medically necessary and covered in their respective regions. A number of MACs have adopted or proposed local coverage determinations covering proton therapy. These local coverage determinations do not, however, ensure that coverage will be available for proton therapy for all types of cancer as the determinations may provide for coverage for only certain types of cancer.

Once Medicare has made a decision to provide reimbursement for a given treatment, these reimbursement rates are generally reviewed and adjusted by Medicare annually. Private third-party payors, although independent from Medicare, sometimes use portions of Medicare reimbursement policies and payment amounts in making their own reimbursement decisions. As a result, decisions to reimburse for a treatment, or changes to Medicare’s reimbursement policies or reductions in payment amounts with respect to a treatment, sometimes extend to third-party payor reimbursement policies and amounts for that treatment. Any significant cuts in reimbursement rates or changes in reimbursement methodology or administration for proton therapy, or concerns or proposals regarding further cuts or changes in methodology or administration, could further increase uncertainty, influence our customers’ decisions, reduce demand for the MEVION S250, cause customers to cancel orders and have a material adverse effect on our revenue and stock price.

Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and by region, and we cannot be sure that adequate reimbursement will be made available with respect to the MEVION S250 under any foreign reimbursement system.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We anticipate growth in our business operations. This future growth could create a strain on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, and sales force management. We may not be able to maintain the quality of or installation timelines of the MEVION S250, or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial, and management controls, as well as our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations.

The loss of our President and Chief Executive Officer or other key members of our senior management team or our inability to attract and retain highly skilled scientists and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of our President and Chief Executive Officer and other key members of our senior management team. The individual and collective efforts of these employees will be important as we continue to develop our products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers have employment agreements; however, the existence of an employment agreement does not guarantee the retention of the executive officer for any period of time.

Our commercial, manufacturing and research and development programs and operations depend on our ability to attract and retain highly skilled engineers, scientists and technicians. We may not be able to attract or retain qualified managers, engineers, scientists and technicians in the future due to the competition for qualified personnel among medical device businesses, particularly in Massachusetts. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Recruiting and retention difficulties can limit our ability to support our commercial, manufacturing and research and development programs. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

If we were sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of the MEVION S250 could lead to the filing of product liability claims were someone to allege that the MEVION S250 did not effectively treat the conditions its users are intending to target, caused other serious medical conditions, or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities, such as customer support or operating instructions. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We maintain products liability insurance in the amount of $10.0 million and professional (errors and omissions) liability insurance in the amount of $3.0 million, but this insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could lead to regulatory investigations, product recalls or withdrawals, damage our reputation or cause current vendors, suppliers and customers to terminate existing agreements and potential customer and partners to seek other suppliers of proton therapy systems, any of which could impact our results of operations.

Our manufacturing of certain proprietary components of the MEVION S250 is currently limited to a single facility. To achieve profitability, we will need to execute on our manufacturing expansion strategy.

Certain proprietary components of the MEVION S250 are currently manufactured at our facility in Littleton, Massachusetts. As a result of our current dependence on a single facility, our operations and the growth of our business would be severely disrupted in the event of any material interruption at that facility. We will need to expand capacity at this facility as necessary to meet increased demand for the MEVION S250. If operations at this facility, the facility at which Tesla manufactures the necessary superconducting magnets used in the MEVION S250, or the facility at which TechPrecision Corporation manufacturers the gantry components of the MEVION S250, were significantly disrupted, any expansion plans are not executed properly by us, or if we were to incur additional costs associated with engineering or operational difficulties, it would have an immediate and material adverse effect on our business, financial condition and results of operations. Even though we are currently operating a manufacturing facility, our technology may not perform as expected when applied at the scale that we plan, or we may encounter operational challenges for which we are unable to devise a workable solution. We can provide no assurance that our facility will remain operational at full capacity or at all in the future or that we will acquire sufficient facility space to conduct a substantial ramp-up of our manufacturing capacity, if necessary.

Our facility and the equipment we use to manufacture the proprietary components of the MEVION S250 would be costly, and would require substantial lead-time, to repair or replace. Massachusetts experiences weather-related disasters such as hurricanes, blizzards and floods, which could damage our facility at any time. The Massachusetts facility may be harmed or rendered inoperable by additional natural or man-made disasters, including earthquakes, power outages, fires, communications failure or terrorism, which may render it difficult or impossible for us to produce proprietary components of the MEVION S250 or continue our commercialization, manufacturing and research and development activities for some period of time. Any inability to manufacture components or commercialize the MEVION S250 for even a short period of time may result in the loss of revenue or harm to our reputation, and we may be unable to regain this revenue or repair our reputation in the future.

Even in the absence of direct damage to our operations, large disasters, terrorist attacks, systems failures or other events could have a significant impact on our suppliers’ or customers’ facilities, which in turn could result in a negative impact on our results of operations. Extensive or multiple disruptions in our operations, or our suppliers’ or customers’ operations, due to natural disasters or other unanticipated catastrophes could have a material adverse effect on our results of operations.

In the event any of our facilities are affected by a disaster, we may:

•	be unable to meet the deadlines of our customers;

•	experience disruptions in our ability to manufacture and ship our product, service our product and otherwise operate our business, which could negatively impact our business;

•	need to expend significant capital and other resources to address any damage caused by the disaster; and

•	lose customers that we may be unable to regain thereafter.

Our precautions to safeguard our facilities, including insurance and health and safety protocols, may not be adequate to cover our losses in any particular case. Although we possess insurance for damage to our property and the disruption of our business from casualties, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. Moreover, our facilities may experience unscheduled downtime or may not otherwise operate as planned or expected, which could have adverse consequences on our business and results of operations.

We face risks associated with our international business.

In addition to our marketing and sales of the MEVION S250 in the United States, we also market the MEVION S250 in Europe and the Pacific Rim, through our wholly owned subsidiaries, with contracts signed with customers and distributors in Japan, South Korea and Taiwan. Our international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations;

•	having to comply with various U.S. and international laws, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and anti-money laundering laws;

•	differing regulatory requirements for obtaining clearances or approvals to market our product;

•	changes in uncertainties relating to foreign rule and regulations that may adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

•

tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our product out of these countries or interfere with the import of essential materials into these countries;

•	fluctuations in foreign currency exchange rates;

•	imposition of limitations on production, sale or export of proton therapy systems in foreign countries;

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

•	imposition of differing labor laws and standards;

•	economic, political or social instability in foreign countries and regions;

•	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and

•	the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

We expect that we will begin expanding into other target markets, however there can be no assurance that our expansion plans will be realized, or if realized, be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could have a material adverse effect on us. If we expend significant time and resources on expansion plans that fail or are delayed, our business, reputation and financial condition may be materially and adversely affected.

We depend on third-party distributors to market and distribute our products in certain international markets. If our distributors fail to successfully market and distribute our product, our business will be materially harmed.

We depend on a number of distributors in certain of our international markets. We cannot control the efforts and resources our third-party distributors will devote to marketing the MEVION S250. Our distributors may not be able to successfully market and sell the MEVION S250, and may not devote sufficient time and resources to support the marketing and selling efforts that will permit the product to develop, achieve or sustain market acceptance. In some jurisdictions, we rely on our distributors to manage the regulatory process, and we are dependent on their ability to do so effectively. In addition, if a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor, to seek appropriate regulatory approvals and to train its personnel to market the MEVION S250, and our ability to sell and service the MEVION S250 in the region formerly serviced by such terminated distributor could be materially adversely affected. Any of our distributors could become insolvent or otherwise become unable to pay amounts owed to use when due. Any of these factors could materially reduce our revenue from affected international markets, increase our costs in those markets or damage our reputation. If we are unable to attract additional international distributors, our international revenue may not grow. If our distributors experience difficulties, do not actively market the MEVION S250 or do not otherwise perform under our distribution agreements, our potential for revenue and gross margins from international markets may be dramatically reduced, and our business could be harmed.

Failures by our third-party distributors to timely deliver or properly install our product could damage our reputation.

We rely on arrangements with third-party distributors for sales and installation of the MEVION S250 in certain international territories. As a result of our reliance on third-party distributors, we are subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these distributors become unsatisfactory, including the failure of such distributors to properly install the MEVION S250, we may experience delays in meeting our customers’ product demands and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver, install or service products in a timely manner may damage our reputation and could cause us to lose customers.

Our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants, and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

We could be adversely affected by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by corporate policies. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third parties such as our sales agents and distributors that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the FCPA and the Bribery Act of 2010, or the U.K. Anti-Bribery Act. In addition, we operate in certain countries in which the government may take an ownership stake in an enterprise and such government ownership may not be readily apparent (thereby increasing potential anti-corruption law violations). Any violation of the FCPA and U.K. Anti-Bribery Act or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, results of operations or financial condition. In addition, we have internal ethics policies that we require our employees to comply with in order to ensure that our business is conducted in a manner that our management deems appropriate. If these anti-corruption laws or internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are subject to export restrictions and laws affecting trade and investments, and the future sale of our product may be further limited or prohibited in the future by a government agency or authority.

As a global company headquartered in the United States, our products and services are subject to U.S. laws and regulations that may limit and/or restrict or require a license to export (and re-export from other countries) some of our products, services and related product and technical information. We are also subject to the export and import laws of those foreign jurisdictions to which we sell or from which we re-export our products. Compliance with these laws and regulations could significantly limit our operations and our sales in the future and failure to comply, even indirectly, could result in a range of penalties, including restrictions on exports of all of our products for a specified time period, or forever, and severe monetary penalties.

In certain circumstances, these restrictions may affect our ability to interact with our foreign subsidiaries and otherwise limit our trade with third parties (including suppliers and customers) operating inside and outside the U.S. In addition, if we introduce new products, we may need to obtain licenses or approvals from the U.S. and other governments to ship them into foreign countries. Failure to receive the appropriate approvals may mean that our commercial efforts (and expenses related to such efforts) may not result in any revenue. This would have a material and adverse impact on our business and our development efforts.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations. We have developed propriety software for the management and operation of the MEVION S250 by our customers. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance, and other infrastructure operations. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design, and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including sales and marketing, manufacturing operations, customer service support, billing and reimbursement, research and development activities and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party service providers could prevent us from providing maintenance and support services to our customers, conducting research and development activities, and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business.

Economic or business instability may have a negative impact on our business.

Continuing concerns over U.S. health care reform legislation, geopolitical issues, the availability and cost of credit, and government stimulus programs in the United States and other countries have contributed to volatility for the global economy. If the economic climate does not improve, our business, as well as the financial condition of our suppliers and our customers, could be adversely affected, resulting in a negative impact on our business, financial condition, and results of operations. Additionally, the instability has resulted in diminished liquidity and credit availability in the market, which could impair our ability to access capital if required or adversely affect our operations. In the event of further economic slowdown, investment in medical device companies may also experience a corresponding slowdown.

Our term loan contains restrictions that limit our flexibility in operating our business.

In June 2013, we entered into loan and security agreements with Life Sciences Alternative Funding LLC, or LSAF, secured by a lien on payments in respect of purchased MEVION S250s, accounts payable, intellectual property, regulatory approvals and other property. This loan, or the LSAF Loan, contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	sell, transfer, lease or dispose of certain assets;

•	encumber or permit liens on certain assets;

•	make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our common stock; and

•	enter into certain transactions, including merger transactions.

In May 2014, in preparation for this offering, we determined that we had breached certain representations and warranties under the LSAF loan and security agreements. In June 2014, we secured a waiver covering these breaches. We can give no assurance that we will not commit additional breaches under our LSAF loan and security agreements or that any such breach will be waived by LSAF. A breach of any of the covenants under the loan and security agreements could result in an event of default under such agreements. Upon the occurrence of an event of default, LSAF could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, LSAF could proceed against the collateral granted to it to secure such indebtedness.

Servicing our debt and other payment obligations requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the LSAF Loan, depends on our future performance, which is subject to economic, financial, competitive and other factors that may be beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may not be favorable or that are highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, including the LSAF Loan.

In addition, our significant indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•	make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a disadvantage compared to our competitors who have less debt; and

•

limit our ability to borrow additional amounts for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies.

Any of these factors could materially and adversely affect our business, financial condition and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

Negative press regarding proton therapy for the treatment of cancer may have a negative effect on our business.

Though proton therapy typically causes fewer side effects to patients than other methods of radiation therapy, recent press reports have stated that the comparative efficacy and overall benefits of proton therapy are not yet proven, particularly with respect to certain types of cancer. If these types of reports continue to be released, the market’s acceptance of proton therapy, and therefore our ability to generate revenue, will be adversely affected.

We may acquire other businesses or form joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and joint ventures that leverage our proprietary technology and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operation, and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

Intellectual Property Risks Related to Our Business

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or impact our stock price.

There is considerable intellectual property litigation and contested patent disputes in the medical device area. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize the MEVION S250 in its current or an updated form, launch new products, and enter new markets, we expect that competitors will claim that our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. Although we are presently unaware of any basis by which a third party may make such claims, in the future, we may receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents. Third parties may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our technologies constitutes patent infringement.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include contested post-grant proceedings such as oppositions, inter partes review, reexamination, interference or derivation proceedings before the U.S. Patent and Trademark Office or foreign patent offices. The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against any of these claims or in any of such proceedings. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and stock price. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement or misappropriation against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain products, all of which could have a material adverse impact on our cash position and business and financial condition.

In addition, we may be unable to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Moreover, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products would materially affect our ability to grow and maintain profitability and have a material adverse impact on our business.

We are dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue commercializing the MEVION S250 or other products we develop, if any.

We have licensed certain rights to magnet and superconducting coil technology used in the MEVION S250 from the Massachusetts Institute of Technology, or MIT. Our license agreement with MIT imposes various obligations on us, including a requirement to use commercially reasonable efforts to commercialize the licensed technology and provides MIT the right to terminate the license thereunder in the event of a material breach. Termination of our license from MIT could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to commercialize the MEVION S250, as well as harm our competitive business position and our business prospects.

Although we have the right under our MIT license to comment on the prosecution of our licensed patents, we do not have the right to control the prosecution. Moreover, our license is exclusive only with respect to using the magnets and superconducting coils with specific configurations of proton cyclotrons having components mounted on a gantry. We may lose the exclusivity in this area if we are unable to achieve a sufficient number of clinical installations of our product by December 31, 2014. In the event we lose our exclusivity to the licensed MIT patents, our competitors may gain access to the same magnet and superconducting coil technology used in the MEVION S250 and deploy that technology in other proton therapy systems. However, we believe that our own patent filings block or limit the ability of third parties to replicate our overall gantry-based system (and the installation of a synchrocyclotron in a single treatment room, as is used with the MEVION S250). In addition, although we have a right under the MIT license to bring suit against third parties who infringe our licensed patents in our area of exclusivity (as long as we retain the exclusive license), other parties may obtain licenses from MIT in other fields with the right to enforce our licensed patents in their own respective fields without our oversight or control. Those other licensees may choose to enforce our licensed patents in a way that harms our interest, for example by advocating for claim interpretations or agreeing on invalidity positions that conflict with our positions and our interest. MIT also has the first right to control the defense of any of our licensed patents if their validity or scope is challenged before the U.S. Patent and Trademark Office, European Patent Office, or other patent office or tribunal. MIT may not do so in a way that would best protect our interests. Therefore, our licensed patents and applications may not be enforced, prosecuted, defended or maintained in a manner consistent with the best interests of our business, and that could materially harm our competitive business position and prospects.

Moreover, Tesla has filed a number of patent applications, and received some patents, covering magnet cooling technology relevant to the MEVION S250. While we believe, by the terms of our agreement with Tesla and by our inventorship contribution, that we jointly own those patent filings, Tesla disagrees with our inventorship and joint ownership. Although we are seeking an amicable resolution of the inventorship and ownership issues, such issues may not be resolved in our favor. If that happens, we could still obtain an irrevocable license to use the patented technology upon termination of the agreement, but we would be required to pay Tesla up to $5.0 million for that right. In addition, the license may not cover future enhancements to the superconducting magnet systems employed in the MEVION S250, which may limit our ability to commercialize future implementations of our product.

If we are unable to adequately protect our proprietary technology or maintain issued patents which are sufficient to protect the MEVION S250, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We own, or have an ownership interest in, patents and/or patent applications directed to features of its proton therapy system, directed to features of the particle accelerator used in its proton therapy system, and directed to features for controlling application of a particle beam output by the particle accelerator to a patient. We hold eight U.S. patents, 24 pending U.S. patent applications, and 63 foreign patents and patent applications. Assuming all required fees are paid, individual patents or applications owned by us will expire between 2025 and 2034. We have licensed, from MIT, five U.S. patents and nine foreign patents and patent applications. We also believe that we have a joint ownership interest with Tesla in three U.S. patent applications, and nine foreign patents and patent applications. In this enumeration, a European patent is considered as a single patent even though it is activated in multiple countries.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect the MEVION S250, any additional features we develop for the MEVION S250, or any new products. Other parties may have developed technologies that may be related or competitive to our platform, and may have filed or may file patent applications and may have received or may receive patents that may overlap or conflict with our patent applications, either by claiming the same methods or formulations or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte reexamination, or inter partes review proceedings, supplemental examination and challenges in district court. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize the MEVION S250.

Furthermore, though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on our sales.

Our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering the MEVION S250 are invalidated or found unenforceable, our financial position and results of operations would be materially and adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered the MEVION S250, our financial position and results of operations would also be materially and adversely impacted.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect the MEVION S250 or any other products;

•	any of our pending patent applications will issue as patents;

•	we will be able to successfully commercialize the MEVION S250 on a substantial scale, if approved, before our relevant patents expire;

•	we were the first to make the inventions covered by each of our patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not develop similar or alternative technologies that do not infringe our patents;

•	any of our patents will be found to ultimately be valid and enforceable;

•	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or product candidates that are separately patentable; or

•	that our commercial activities or products will not infringe upon the patents of others.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Recent changes in U.S. patent laws may materially limit our ability to obtain, defend or enforce our patents.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides a new administrative tribunal known as the Patent Trial and Appeals Board, or PTAB, that provides a venue for companies to challenge the validity of competitor patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could therefore increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them. Moreover, if such challenges occur with regard to our MIT licensed patents, as indicated above, we have only limited rights to control the defense.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. For example, significant elements of the MEVION S250 are based on unpatented trade secrets and know-how that are not publicly disclosed. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s technology, we may be limited in our ability to capitalize on the market potential of these products. For example, we believe that we have a joint ownership interest with Tesla in two U.S. patent applications (one of which is abandoned), and nine foreign patents and patent applications (where a European patent is considered as a single patent even though it is activated in multiple countries, related to the cooling system as part of the superconducting magnets that is solely supplied by Tesla. Tesla disputes our ownership interest, and if we cannot satisfactorily resolve our dispute with Tesla, we may be limited in our ability to source our superconducting magnets from a different supplier. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such products. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who were previously employed at universities or other medical device companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

For example, our vendor Tesla has accused us of mishandling their confidential information by including it in a patent filing. We are seeking an amicable resolution with Tesla. But if we are unable to resolve this issue with Tesla, we may be required to engage in litigation that is costly and distracting to management.

Some intellectual property which we have licensed may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. Compliance with such regulations may limit our exclusive rights, subject us to expenditure of resources with respect to reporting requirements, and limit our ability to contract with non-U.S. manufacturers.

Some of the intellectual property rights we have licensed may have been generated through the use of U.S. government funding and may therefore be subject to certain federal regulations. For example, some of the intellectual property rights licensed to us under the license agreements with MIT may have been generated using U.S. government funds, although we are unaware of any evidence of that. If those rights were generated using funds from the U.S. government, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations, or march-in rights. The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

Risks Related to Regulatory Matters

Modifications, upgrades and future products related to the MEVION S250 or new indications may require new FDA premarket approvals or 510(k) clearances and similar approvals in foreign jurisdictions, and such modifications, or any defects in design or manufacture, may require us to recall or cease marketing the MEVION S250 until appropriate corrections or removals are made, or approvals or clearances are obtained.

The MEVION S250 is a medical device that is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. Before a new medical device can be marketed in the United States, it must first receive either premarket approval or 510(k) clearance from the FDA, unless an exemption exists. Once a device is approved or cleared by the FDA, minor changes to the device do not require another clearance or approval. However, any modification to an FDA approved or cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new premarket approval or 510(k) clearance. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, premarket approval generally requires the performance of one or more clinical trials. Despite the time, effort and cost, there can be no assurance that any particular device will be approved or cleared by the FDA through either the premarket approval process or 510(k) clearance process. We have obtained 510(k) clearance from the FDA to market the MEVION S250 for the treatment of localized tumors or other conditions susceptible to treatment by radiation. An element of our strategy is to continue to upgrade the MEVION S250 to incorporate new software and hardware enhancements that may require the approval of or clearance from the FDA or its foreign counterparts. We expect that certain of our future upgrades to the MEVION S250 will also require 510(k) clearance; however, future upgrades may be subject to the substantially more costly, time-consuming, and uncertain premarket approval process.

The FDA requires device manufacturers to determine whether or not a modification requires an approval or clearance. We have made modifications to the MEVION S250 in the past and may make additional modifications or add additional features in the future that we believe do not or will not require additional approvals or clearances. If the FDA disagrees and requires us to obtain additional premarket approvals or 510(k) clearances for any modifications to the MEVION S250 and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to cease manufacturing and marketing the modified device or to recall modified devices until we obtain FDA approval or clearance. In addition, we may be subject to significant regulatory fines or penalties.

In order to sell our products in member countries of the European Union, we are required under the Medical Device Directive to affix the Conformité Européene, or CE, mark on our products. This conformity to the applicable directives is done through self-declaration and is verified by an independent certification body, called a Notified Body, before the CE mark can be placed on the device. Once the CE mark is affixed to the device, the Notified Body will regularly audit us to ensure that we remain in compliance with the applicable European laws or directives. CE marking demonstrates that our products comply with the laws and regulations required by the European Union countries to allow free movement of trade within those countries. If we cannot support our performance claims and/or demonstrate or maintain compliance with the applicable European laws and directives, we lose our CE mark, which would prevent us from selling our products within the European Economic Area. We will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products.

The FDA and its foreign counterparts regulate virtually all aspects of a medical device’s design, development, testing, manufacturing, labeling, storage, record keeping, reporting, sale, promotion, distribution and shipping. Medical devices may be marketed only for those indications for which they are approved or cleared. The FDA and its foreign counterparts also may change these policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay premarket approval or 510(k) clearance of our device, or could impact our ability to market our currently cleared device.

The MEVION S250 is subject to recalls and regulatory enforcement action even after receiving FDA clearance or approval, which would harm our reputation, business and financial results.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that the MEVION S250 may have caused or contributed to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury.

The FDA and similar governmental bodies in other countries have the authority to require the recall of the MEVION S250 based on new information concerning the safety or efficacy of the MEVION S250 or if we fail to comply with relevant regulations pertaining to manufacturing practices, labeling, advertising or promotional activities. A government-mandated or voluntary recall by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. For example, on March 22, 2014, we initiated a recall for the MEVION S250 related to a positional error that could occur after a rotational correction was applied to our patient position system. Any future recall would divert management attention and financial resources and could harm our reputation with customers. A recall involving the MEVION S250 could be particularly harmful to our business, financial condition and results of operations because it is currently our only product.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country, we will not be able to market and sell the MEVION S250 in that country.

To be able to market and sell the MEVION S250 in a specific country, we or our distributors must comply with the regulations of that country. While the regulations of some countries do not impose barriers to marketing and selling the MEVION S250 or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. We currently have orders to deliver the MEVION S250 to our distributors in Japan and South Korea which we include in our backlog. We have applied for, but have not received, regulatory approval in Japan. We have not applied for regulatory approval in South Korea. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country in which we plan to market the MEVION S250 or that we will be able to do so on a timely basis. If we modify the MEVION S250, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell it. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the MEVION S250 in that country, and our ability to generate revenue will be materially adversely affected.

Regulatory approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

We must manufacture and market the MEVION S250 in accordance with federal and state regulations and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

Our products are subject to strict regulatory controls imposed by the FDA and similar agencies in foreign jurisdictions, which govern, among other things, the advertising, promotion, record-keeping, and submission of safety and other post-market information. In addition, we are required to comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of the MEVION S250. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality and applicable regulatory requirements. The FDA enforces the QSR through periodic inspections of medical device manufacturers, which may include the facilities of subcontractors. The MEVION S250 is also subject to similar state regulations and various worldwide laws and regulations governing manufacturing.

If in the future we or our suppliers fail to comply with FDA or similar state or foreign regulatory requirements this could result in warning letters, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals or clearances, seizures or recalls of our products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and suffer reduced revenue and increased costs.

Legislative or regulatory reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products, or make it more difficult to produce, market and distribute the MEVION S250. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	additional testing be conducted prior to obtaining clearance or approval;

•	changes to manufacturing methods;

•	recall, replacement or discontinuance of one or more of our products; and

•	additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services has promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entities under which we are considered to be a “business associate” under HIPAA. As a business associate, we are required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information we receive from covered entities. Our failure to protect health information received from customers could subject us to liability and adverse publicity, and could harm our business and impair our ability to attract new customers.

We are subject to federal and state laws prohibiting “kickbacks” and false or fraudulent claims, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

A federal law commonly referred to as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs, such as Medicare and Medicaid.

These laws constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. We have a variety of arrangements with our customers that could implicate these laws. Due to the breadth of some of these laws, and the range of interpretations to which they are subject to, it is possible that some of our current or future practices might be challenged under one or more of these laws. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. While we do not give our customers advice on coding or billing procedures performed using the MEVION S250, we may inadvertently or informally provide billing or code information in response to customer inquiries regarding reimbursement for procedures. We cannot provide any assurance that the government will not view our inadvertent or informal statements regarding billing or coding to be advice, in which case we could be liable for providing erroneous advice. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could have a material adverse effect on our business, financial condition and results of operations.

Healthcare policy changes, including recently enacted legislation reforming the U.S. health care system, may have a material adverse effect on our financial condition, results of operations and cash flows.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, was enacted in the United States, which made a number of substantial changes in the way health care is financed by both governmental and private insurers. Among other things, the Affordable Care Act requires each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices, beginning in 2013.

This tax may apply to the MEVION S250. The Affordable Care Act also establishes an Independent Payment Advisory Board to reduce the per capita rate of growth in Medicare spending. The Independent Payment Advisory Board has broad discretion to propose policies, which may have a negative impact on payment rates for our products beginning in 2016.

We cannot predict whether future health care initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The taxes imposed by the new federal legislation and the expansion of government’s role in the U.S. health care industry as well as changes to the reimbursement amounts paid by payors for our product and future products may reduce our profits and have a materially adverse effect on our business, financial condition, results of operations, and cash flows.

The implementation of the reporting and disclosure obligations of the Physician Payment Sunshine Act provisions of the Affordable Care Act could adversely affect our business.

The Affordable Care Act includes new reporting and disclosure requirements, commonly referred to as the “Sunshine Act”, for manufacturers of drugs, biological, medical devices and medical supplies with regard to payments or other transfers of value made to certain physicians and teaching hospitals. Implementation had been delayed pending the issuance of applicable rules by the Centers for Medicare and Medicaid Services, or CMS. On February 1, 2013, CMS released the final rule to implement the Sunshine Act. The final rule provides that data collection activities begin on August 1, 2013, and first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013.

The final rule implementing the Sunshine Act is complex, ambiguous, and broad in scope, and we are in the process of analyzing its application to our businesses. It is difficult to predict how the new requirements may impact existing relationships among manufacturers, distributors, physicians, and teaching hospitals and the costs of compliance with these new requirements if we determine that they apply to us.

Risks Relating to Our Financial Condition and Capital Requirements

We are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an early, commercial-stage company and have a limited operating history. We were incorporated in Delaware and began operations in 2004. Our limited operating history, particularly in light of our business model based upon sales of our MEVION S250 and related support services, may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, our business will suffer.

We have a history of net losses. We expect to incur net losses in the future and we may never achieve sustained profitability.

We have historically incurred substantial net losses, including net losses of $38.9 million and $26.5 million during the twelve months ended September 30, 2013 and 2012, respectively, and $22.4 million and $16.9 million during the six months ended March 31, 2014 and 2013, respectively. We expect our losses to continue as a result of ongoing expansion of our commercial operations, including increased manufacturing, sales and marketing costs. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Because of the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations, and cash flows.

We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new features for the MEVION S250 and new products and expand our operations.

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months. If our available cash balances, net proceeds from this offering, and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products as a result of lower than currently expected rates of reimbursement from commercial third-party payors and government payors or other risks described in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding, or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

•	increase our sales and marketing efforts to drive market adoption of the MEVION S250 and address competitive developments;

•	fund development and marketing efforts of any future products or additional features to then-current products;

•	acquire, license or invest in technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth and improve gross margins;

•	our rate of progress in establishing reimbursement arrangements with domestic and international commercial third-party payors and government payors;

•	the cost of expanding our operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of the MEVION S250;

•	the cost of research and development activities;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to certain components contained within our products, or grant licenses on terms that are not favorable to us.

The credit markets and the financial services industry have experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the U.S. federal government. These events have generally made equity and debt financing more difficult to obtain. Accordingly, additional equity or debt financing might not be available on reasonable terms, if at all. In addition, our current loan and security agreements with LSAF restricts our ability to raise funds through additional debt or other financing options. If we cannot secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more sales and marketing initiatives or reduce research and development activities.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market, or NASDAQ. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations, and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our commons stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm may not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Compliance with recently adopted rules of the SEC relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in products we manufacture or contract to manufacture are not “DRC conflict free.”

Section 1502 of the Dodd-Frank Act required the SEC to promulgate rules requiring disclosure by a public company of any “conflict minerals” (tin, tungsten, tantalum and gold) necessary to the functionality or production of a product manufactured or contracted to be manufactured by the public company. The SEC adopted final rules in 2012 which took effect at the end of January 2013. Because we manufacture or contract to manufacture products which contain tin, tungsten, tantalum or gold, we will be required under these rules to determine whether those minerals are necessary to the functionality or production of our products and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo (DRC) or any of its adjoining countries, or covered countries, then we must conduct diligence on the source and chain of custody of those conflict minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products which may contain conflict minerals, the country of origin of those minerals and whether they are “DRC conflict free” must be provided in a Form SD (and accompanying conflict minerals report if one is required to disclose the diligence undertaken by us in sourcing the minerals and its conclusions relating to such diligence). If we are required to submit a conflict minerals report, after 2015 that report must be audited by an independent auditor pursuant to existing government auditing standards. Compliance with this new disclosure rule may be very time consuming for management and our supply chain personnel (as well as time consuming for our suppliers) and could involve the expenditure of significant amounts of money by us and them. Disclosures by us mandated by the new rules which are perceived by the market to be “negative” may cause customers to refuse to purchase our products. There can be no assurance that the cost of compliance with the rule will not have an adverse effect on our business, financial condition or results of operations.

Interpretations of existing accounting standards or the application of new standards could affect our revenue recognition and other accounting policies, which could have an adverse effect on the way we report our operating results.

U.S. generally accepted accounting principles, known as U.S. GAAP, are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results. Revenue recognition is complex and subject to significant judgments, and the contracts we enter into may not allow us to recognize each element of potential revenue upon delivery.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business and stock price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, once we are a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require, among other things, that we assess the effectiveness of our disclosure controls and procedures quarterly and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our consolidated financial statements as of and for the fiscal year ending September 30, 2015.

During the course of preparing for this offering, we determined that our consolidated financial statements as of and for the fiscal years ended September 30, 2012 and 2013 needed to be restated, primarily for material adjustments for losses on sales contracts entered into prior to fiscal 2012. As a result, our auditors concluded that as of September 30, 2013 we had a material weakness in internal control related to financial reporting as we did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training to analyze and properly account for complex provisions in our contracts.

During our fiscal year ending September 30, 2014, we undertook significant steps to improve our internal accounting and reporting controls. These steps included hiring a corporate controller with significant medical device manufacturing and accounting experience; hiring a general counsel with over 15 years of experience with manufacturing and technology companies; retaining a technical accounting consulting firm to analyze the accounting and reporting requirements of all existing contracts; and retaining our external legal counsel to perform a legal review of all existing contracts. Furthermore, prior to signing any material contract going forward, we will require the review and acceptance of such contract by our General Counsel, Corporate Controller, and Chief Financial Officer, in addition to review by our Chief Executive Officer and other relevant personnel.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and our stock price may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our common stock.

Our ability to use net operating loss carryforwards may be limited.

Section 382 of the Internal Revenue Code, or the IRC, of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. Based on our analysis, we believe that, as of September 30, 2013, approximately $111.1 million of net operating loss carryforwards were available to use for federal income tax purposes. As a result of the offering, it is likely that an ownership change will be triggered, resulting in limitations on the use of federal and state net operating losses and credit carryforwards. The amount of any potential limitation and the effect of that limitation on our ability to utilize our tax attributes will be determined at the time of this offering. If we lose our ability to use net operating loss carryforwards, any income we generate may be subject to tax earlier than it would be if we were able to use net operating loss carryforwards, resulting in lower profits.

Risks Related to This Offering and Our Common Stock

We expect that our stock price may fluctuate significantly.

Prior to this offering, you could not buy or sell our common stock publicly. Although we expect our common stock will be approved for listing on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. We negotiated and determined the initial public offering price for our common stock with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to reimbursement levels by commercial third-party payors and government payors, including Medicare, and any announcements relating to reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general, and NASDAQ and medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Our principal stockholders will exercise significant control over our company.

Assuming they do not purchase shares in this offering, investment funds affiliated with Caxton Associates, CHL Medical Partners, ProQuest Investments LLC and Venrock Associates, our current largest stockholders, will beneficially own, in the aggregate, shares representing approximately     % of our outstanding capital stock immediately after this offering. If these or other major stockholders were to choose to act together, as a result of their stock ownership, they may be able to influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on         shares outstanding as of             , 2014, upon the completion of this offering, we will have outstanding shares of common stock, assuming no exercise of outstanding options. Of these shares, assuming no shares are purchased in this offering by our existing stockholders,             shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire and based on         shares outstanding as of             , 2014, an additional             shares will be eligible for sale in the public market. In addition, upon issuance, the             shares subject to outstanding options under our stock option plans, the             shares reserved for future issuance under our stock option plans and the             shares reserved for future issuance under our employee stock purchase plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately             shares of our common stock, including shares issuable upon exercise of our outstanding warrants, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to an investors’ rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” We intend to use the net proceeds from this offering for expansion of manufacturing and global distribution facilities, research and development of additional beam shaping options, continued research and development of key components for the MEVION S250, with the remainder for manufacturing, other research and development, sales and marketing, general and administrative and public company expenses, maintenance capital expenditures, and other general corporate purposes, including working capital. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing not to take advantage of such extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our indebtedness with LSAF prohibit us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

Investors in this offering will pay a higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus. In the past, we issued restricted stock awards, options and warrants to acquire capital stock at prices significantly below the initial public offering price. To the extent any outstanding options or warrants are ultimately exercised, you will sustain further dilution.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	providing our board of directors with the express power to postpone previously scheduled annual meetings and previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, and these statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to successfully sell the MEVION S250 in our existing and expanded geographies;

•	competition from existing technologies or products or new technologies and products that may emerge;

•	actual or anticipated variations in our operating results;

•	the pricing and reimbursement of proton therapy;

•	the implementation of our business model, strategic plans for our business and the MEVION S250;

•	our ability to develop and implement new features for the MEVION S250;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering the MEVION S250 and our other technology;

•	our ability, or the ability of our distributors, to obtain regulatory approval in targeted markets for the MEVION S250;

•	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

•	our financial performance;

•	our expectations related to the use of proceeds from this offering;

•	expansion of our operations;

•	developments relating to our competitors and our industry; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by $         million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by $         million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds that we will receive from this offering for:

•	approximately $ million to expand manufacturing and global distribution facilities;

•	approximately $ million to fund direct research and development capital and expenses related to the development of additional beam shaping options;

•	approximately $ million to fund direct research and development capital and expenses related to the continued development of key components for the MEVION S250; and

•

the remainder for manufacturing, other research and development, sales and marketing, general and administrative and public company expenses, maintenance capital expenditures, and other general corporate purposes, including working capital.

Based on our current plans, we believe our cash, cash equivalents and short-term investments, together with the net proceeds to us from this offering, will be sufficient to fund our operations for at least the next 12 months.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including our ability to obtain new customer orders, develop new product features for the MEVION S250, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law and other factors the board deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•

on a pro forma basis to reflect conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of                 shares of common stock and the reclassification of our outstanding warrants to purchase shares of redeemable convertible preferred stock to common stock, in each case upon the completion of this offering; and

•

on a pro forma as adjusted basis to additionally reflect the issuance and sale by us of shares of our common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

You should read this information together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2014
(in thousands, except per share data)	Actual	Pro Forma	Pro Forma (as adjusted)
		(unaudited)
Cash and cash equivalents	$18,559	$18,559
Long term debt, net	29,635	29,635
Preferred stock warrant liability	3,529	—
Series A redeemable convertible preferred stock, $0.01 par value: 72,463 shares authorized; 72,463 shares issued and outstanding, and no shares issued and outstanding pro forma and pro forma as adjusted	4,700	—
Series B redeemable convertible preferred stock, $0.01 par value: 118,595 shares authorized, 118,595 shares issued, 90,293 shares outstanding, and no shares issued and outstanding pro forma and pro forma as adjusted	7,676	—
Series C redeemable convertible preferred stock, $0.01 par value: 160,925 shares authorized, 160,925 shares issued, 135,999 shares outstanding, and no shares issued and outstanding pro forma and pro forma as adjusted	14,261	—
Series D redeemable convertible preferred stock, $0.01 par value: 2,915,442 shares authorized, 2,915,442 shares issued, 2,769,670 shares outstanding, and no shares issued and outstanding pro forma and pro forma as adjusted	47,358	—
Series D-1 redeemable convertible preferred stock, $0.01 par value: 992,614 shares authorized, 832,694 shares issued, 832,694 shares outstanding, and no shares issued and outstanding pro forma and pro forma as adjusted	12,808	—
Series E redeemable convertible preferred stock, $0.01 par value; 5,500,000 shares authorized, 4,358,653 shares issued, 4,339,668 shares outstanding, and no shares issued and outstanding pro forma and pro forma as adjusted	69,111	—
Common stock, $0.001 par value; 12,000,000 shares authorized, actual and pro forma; 473,275 shares issued and outstanding at March 31, 2014, and 9,376,781 shares issued and outstanding pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—	9
Additional paid-in capital	903	160,337
Accumulated deficit	(185,394)	(185,394)
Total stockholders’ deficit	(184,491)	(25,048)

Total capitalization	$4,587	$4,587

The actual, pro forma and pro forma as adjusted outstanding shares information in the table above excludes the following:

•	1,193,376 shares of common stock issuable upon exercise of outstanding options as of March 31, 2014 at a weighted average exercise price of $4.17 per share;

•	236,283 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2014 at a weighted average exercise price of $4.46 per share;

•	92,807 shares of common stock reserved for future issuance under our Amended and Restated 2005 Stock Option Plan, or 2005 Stock Option Plan, as of March 31, 2014; and

•	shares of our common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, or 2014 Stock Option, which will become effective upon the completion of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2014 was $(28.6) million, or $(3.05) per share. Our pro forma net tangible book value (deficit) as of March 31, 2014 was $         million, or $         per share, based on the total number of shares of our common stock outstanding as of March 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2014 into an aggregate of              shares of common stock, which conversion will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of                 shares of common stock in this offering at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and immediate dilution of $         per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2014	$(3.05)
Increase per share due to conversion of all shares of redeemable convertible preferred stock

Pro forma net tangible book value per share as of March 31, 2014
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $         per share and would increase (decrease) the dilution per share to new investors participating in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $         and decrease the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of              shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $         and increase the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A              share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by

$         million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a              share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $         million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $         per share, representing an increase in pro forma as adjusted net tangible book value per share to existing stockholders of $         per share and immediate dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering of $         per share, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table presents, on a pro forma as adjusted basis as of March 31, 2014, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and redeemable convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%	$

Total			%	$		%	$

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 31, 2014 and excludes:

•	1,193,376 shares of common stock issuable upon exercise of outstanding options as of March 31, 2014 at a weighted average exercise price of $4.17 per share;

•	236,283 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2014 at a weighted average exercise price of $4.46 per share;

•	92,807 shares of common stock reserved for future issuance under our Amended and Restated 2005 Stock Option Plan, or 2005 Stock Option Plan, as of March 31, 2014; and

•	shares of our common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, or 2014 Stock Option, which will become effective upon the completion of this offering.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statements of operations data for the years ended September 30, 2013 and 2012 and the consolidated balance sheets data as of September 30, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended March 31, 2014 and March 31, 2013 and the consolidated balance sheets data as of March 31, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that should be expected in the future.

	Year Ended September 30,		Six Months Ended March 31,
	2013	2012	2014	2013
			(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$—	$—	$—	$—
Cost of revenue	—	—	4,408	—

Gross loss	—	—	(4,408)	—
Operating expenses:
Research and development	26,155	18,921	8,614	10,846
Selling and marketing	3,779	2,473	1,660	1,768
General and administrative	7,804	7,276	4,009	4,154

Total operating expenses	37,738	28,670	14,283	16,768
Gain on termination of contracts	—	750	—	—

Loss from operations	(37,738)	(27,920)	(18,691)	(16,768)
Other income (expense):
Interest expense	(1,117)	(144)	(1,897)	(150)
(Loss) gain on revaluation of warrants	(44)	1,514	(1,742)	—
Other (expense) income, net	(7)	14	(20)	(3)

Total other (expense) income, net	(1,168)	1,384	(3,659)	(153)

Net loss	(38,906)	(26,536)	(22,350)	(16,921)
Accretion of redeemable convertible preferred stock to redemption value	(659)	(572)	(381)	(296)
Gain on extinguishment of redeemable convertible preferred stock	6,959	—	—	—

Net loss attributable to common stockholders	$(32,606)	$(27,108)	$(22,731)	$(17,217)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(118.68)	$(207.10)	$(49.00)	$(129.02)

Weighted-average common shares used in computing net loss per share attributable to common stockholders—basic and diluted(1)	275	131	464	133

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)	$(4.60)		$(2.39)

Pro forma weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted (unaudited)(2)	8,465		9,368

	September 30, 2013	September 30, 2012	March 31, 2014 (unaudited)	March 31, 2014 Pro Forma(4) (unaudited)	March 31, 2014 Pro Forma(5)(6) (as adjusted) (unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,058	$19,084	$18,559	$18,559
Working capital(3)	8,797	4,060	(228)	(228)
Total assets	61,410	55,159	76,193	76,193
Long term debt, net	19,817	—	29,635	29,635
Redeemable convertible preferred stock	155,533	138,263	155,914	—
Common stock and additional paid-in capital	1,147	492	903	160,346
Total stockholders’ deficit	(161,897)	(130,605)	(184,491)	(25,048)

(1)	See Note 11 to our consolidated financial statements for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)	See Note 11 to our consolidated financial statements for further details on the calculation of pro forma net loss per share attributable to common stockholders.

(3)	We define working capital as current assets less current liabilities.

(4)

Pro forma to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock and the assumed exercise of all warrants outstanding upon the closing of this offering.

(5)

Pro forma as adjusted to further reflect the sale of shares of our common stock offered in this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(6)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ deficit by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A          share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase each of cash and cash equivalents and total stockholders’ deficit equity by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease each of cash and cash equivalents and total stockholders’ deficit by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading provider of proton therapy systems for use in radiation treatment for cancer patients. Our MEVION S250 Proton Therapy System, or MEVION S250, is the only modular, single room proton therapy system currently on the market. The MEVION S250 integrates with standard radiation therapy workflow and provides a proton therapy treatment environment at a fraction of the cost, footprint and operational complexity of conventional systems. We believe this enables the deployment of proton therapy into a broader variety of cancer care facilities, creating greater access for more patients and a positive return on investment for our customers. We have received 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, for the MEVION S250, and the right to affix the Conformité Européene, or CE, mark to the MEVION S250 for its marketing and sale in the European Economic Area.

We market and sell the MEVION S250 to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers. In December 2013, the Siteman Cancer Center at Barnes-Jewish Hospital, or BJH, a National Cancer Institute Designated Comprehensive Cancer Center, became the first center with an installed MEVION S250 to treat patients. BJH is rapidly ramping up the use of the MEVION S250 in its clinical practice, recently treating 15 different patients per day with a total of approximately 40 treatment fields. This represents a utilization rate of approximately 50%.

We have never been profitable and have incurred net losses in each year since our inception in 2004. Our net losses were $38.9 million and $26.5 million for the years ended September 30, 2013, or fiscal 2013, and September 30, 2012, or fiscal 2012, respectively, and $22.4 million and $16.9 million for the six months ended March 31, 2014 and March 31, 2013, respectively. Substantially all our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses through at least our fiscal year ending September 30, 2016, or fiscal 2016. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	add personnel to support our product development and commercialization efforts;

•	continue our research and development efforts;

•	seek regulatory approval for the MEVION S250 in foreign countries; and

•	operate as a public company.

Accordingly, we will seek to fund our operations through public or private equity or debt financings or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our products.

Important Factors Affecting our Results of Operations

We believe there are several important factors that have impacted and that we expect to continue to impact our results of operations.

Physician Awareness and Acceptance of our MEVION S250

We continue to invest in programs to educate physicians who treat cancer patients about the advantages of our MEVION S250. This requires significant commitment by our marketing team and sales organization, and can vary depending upon the physician’s practice specialization, personal preferences and geographic location. We are competing with well-established companies in our industry that have strong existing relationships with many of these physicians.

Access to Hospital Facilities

In order for physicians to use our MEVION S250, most hospital facilities where these physicians treat patients typically require us to enter into purchasing contracts with them. This process can be lengthy and time-consuming and require extensive negotiations and management time. In some cases, contract bidding processes are only open at certain periods of time and we may not be successful in the bidding process.

Leveraging our Manufacturing Capacity

With our current operating model and infrastructure, and assuming an increased reliability in timing of receipt of certain components from our suppliers and other third-party service providers, we have the capacity to significantly increase our manufacturing production. We intend to use our design, engineering and manufacturing capabilities to increase manufacturing efficiency and to continue to develop new products with lower manufacturing costs. In addition, if we install more systems, our fixed manufacturing costs will be spread over more systems, which we believe will further reduce our manufacturing costs on a per-system basis. Improving our gross margin, which is dependent upon further increasing our manufacturing efficiency and growing our U.S. revenue, among other factors, is critical to our ability to reach profitability.

Investment in Research and Development

We are continuously investing in research and development of new product features to improve outcomes and enhance the physician experience with the MEVION S250. We believe that these efforts will continue to drive adoption of our MEVION S250 and further validate the advantages of our innovative technology.

For additional information about the risks and uncertainties associated with our business, see the section entitled “Risk Factors.”

Financial Overview

Since our inception in 2004, we have devoted substantially all of our resources to our research efforts to develop a small footprint, single room proton therapy system including design engineering, field engineering, sub-assembly manufacturing, quality and regulatory activities, protection of intellectual property and general and administrative support for these operations. In December 2013, our first customer, BJH, treated its first patient using the MEVION S250, thereby transitioning our status from a development stage company to a commercial entity. We have funded our operations primarily through the private placement of redeemable convertible preferred stock, common stock, warrants to purchase redeemable convertible preferred stock, and approximately $30.0 million of debt, acquired in two tranches of $20.0 million and $10.0 million in June 2013 and February 2014, respectively. These funds have been supplemented by milestone payments made by our customers at various points in the revenue cycle based on achievement of contractually defined activities.

Our ability to generate revenue will be based on our success in completing in-process customer installations, the speed at which existing customer orders move into the construction phase and our ability to book new orders. The extent to which we are successful in achieving growth will directly influence our need for capital to finance expanded facilities, infrastructure, and hiring and training of new personnel.

Backlog

Our backlog includes both orders of our MEVION S250 system and post-installation service contracts. Typically, we record an order into backlog when the following requirements have been met: a signed contract has been executed with our customer; a material deposit has been received from our customer; all contractual contingencies that would allow our customer to receive a refund of its deposit have been met or are reasonably expected to be met; and we expect to ship an accelerator module to our customer within four years.

With respect to each order, we make a subjective assessment of the likelihood that any contingencies will prevent shipment of the accelerator module to the customer within four years. If an order is subject to contingences, including the need for regulatory approvals, such as a certificate of need or significant uncertainty of a customer’s ability to obtain required financing, then the order would typically be excluded from backlog. Other contingencies, such as obtaining zoning variances, or completion by the customer of construction of the vault or other facility, typically would not preclude a contract from being included in backlog. In some cases we have included orders in backlog where we have a signed contract with a customer or distributor but no location for installation has been identified. In these cases, we have made the judgment based on discussions with our customers that a location will be identified and the accelerator module will be shipped within four years. Shipment of an accelerator module may be delayed for a number of reasons which, in addition to the contingencies described above, include a delay in our manufacturing process, or delays in the customer’s construction of the vault or difficulty obtaining financing. In addition, several of our early customers generally have a right to terminate the contract without additional payment, although they are not typically entitled to a refund for previous milestone payments. We reevaluate our backlog at least quarterly to determine whether a contract continues to meet our criteria for inclusion in backlog.

All of our signed customer contracts were executed during the time that we were a development stage company and generally have an increasing range of system selling prices. However, several of our existing customers have options to purchase additional systems at prices lower than our list price of the MEVION S250, and in some instances substantially lower, which will impact our gross margins for several years.

With respect to our post-installation service contracts, we record into backlog the portion of a service contract to be performed within four years.

Based on these criteria, as of                 , 2014, we had          signed system purchase contracts, of which          are included in our backlog at a total value of $                . As of                 , 2013 we had          signed system purchase contracts, of which          were included in our backlog at a total value of $                . At                 , 2014, $                 of the orders in backlog is expected to be included in fiscal year 2014 revenue.

Amounts included in backlog may not result in revenue or it may take a number of years for backlog to result in revenue; therefore, our backlog cannot be relied upon as an accurate predictor of future revenue.

Revenue

Our revenue will be derived primarily from the sale of the MEVION S250 and related services, which are predominantly support and maintenance services on purchased systems. We have developed our MEVION S250 to be a proton therapy system that includes the components necessary to deliver the most radiation therapy currently available while maintaining the flexibility to incorporate future advancements in imaging, patient positioning and radiation treatment delivery. The MEVION S250 is a stand-alone medical device that is designed to preserve all of the treatment benefits of conventional proton therapy systems while removing the obstacles of size, cost and operational complexity that have limited the wider adoption of proton therapy.

Although to date it has been longer, the MEVION S250 customer contracts generally target a three-year installation period involving approximately one year of site planning, design and permitting; one year related to construction of the facility and on-site assembly of the system components; and one year related to system integration and beam tuning by a dedicated project team with detailed product knowledge of the proton therapy system. Once the system installation is completed, our staff performs a detailed demonstration with the customer demonstrating that the system meets contractually defined specifications, after which the customer signs a document indicating customer acceptance. All contracts include customer payments required upon achievement of specified project milestones. While customer contracts vary, typical contractual payments occur at the following project milestones: contract signing; shipment of gantry housing embeds; shipment of the accelerator module; customer acceptance; and clinical commissioning.

Milestone payments help fund our procurement of materials and operating expenses, but are not the basis for revenue recognition of our proton therapy system. Revenue recognition for systems that we install generally occurs when the customer acknowledges that the system operates in accordance with contractually defined specifications; the customer accepts the installed unit; and we transfer title and risk of loss to the customer. We have contracts with certain distributors that will require installation by the distributor. In those situations, once the distributor can demonstrate that it can install the systems without significant support by us, we will recognize revenue upon distributor acceptance of the equipment prior to installation.

We consider service and support to be key components of our marketing strategy. Generally, our standard warranty covers parts, labor and maintenance for one year, subject to contractual extensions related to operational uptime after installation and customer acceptance. In addition, we offer MEVION S250 customers multi-year, post warranty maintenance and support contracts that provide various levels of service support that permit customers to contract for the level of on-going support (parts and labor) services that they require. These post warranty contracts can span one to five years and provide services ranging from 24/7 on-site parts, labor and preventative maintenance to labor only with a longer response time. Service revenue will be recognized on a straight-line basis over the term during which contracted services are provided. We believe our service revenue will comprise a growing portion of our total revenue due to the sophistication and relative newness of our product, as well as the growth in our installed base.

We also offer comprehensive training for physicians, physicists, dosimetrists and therapists. This training is conducted at both the customer’s site and our facilities in Littleton, Massachusetts. We recognize training revenues when incurred.

We expect our future revenues to be primarily generated from the sale of MEVION S250s and related services, which are predominantly support and maintenance services on purchased systems.

Cost of Revenue

Cost of revenue primarily consists of the cost of materials, direct labor and manufacturing overhead costs associated with the production and field installation of the MEVION S250. Cost of revenue also includes expenses related to service and maintenance of the systems and royalties payable under several licenses including a technology license with the Massachusetts Institute of Technology.

We assemble and test certain of the proprietary components of the MEVION S250, including the system’s particle accelerator, in our Littleton facility. We source other system components from third-party suppliers, including some sole-source suppliers, that are shipped to the customer’s site for field assembly and integration into the customer’s cancer treatment systems.

We expect our cost of revenue to increase as we install and service additional MEVION S250s.

Operating Expenses

The following table summarizes our operating expenses for fiscal 2013, fiscal 2012 and the six months ended March 31, 2014 and 2013:

	Year Ended September 30,		Six Months Ended March 31, (unaudited)
	2013	2012	2014	2013
	(in thousands)
Operating expenses:
Research and development	$26,155	$18,921	$8,614	$10,846
Selling and marketing	3,779	2,473	1,660	1,768
General and administrative	7,804	7,276	4,009	4,154

Total operating expenses	37,738	28,670	14,283	16,768

Gain on termination of contracts	$—	$750	$—	$—

Research and Development Expenses

Our research and development expenses are primarily associated with costs incurred for development, improvements and support activities for the following projects:

•	Development of an additional beam shaping option based on Intensity Modulated Proton Therapy, or IMPT, technology that is intended to complement our volumetric beam shaping technology.

•

Integrating diagnostic computerized tomography imaging within our Verity Patient Positioning System, which is made possible by the flexibility of our treatment room layout combined with the high accuracy of our patient positioning system.

•	Integration of third-party patient positioning, monitoring and treatment gating systems, supported by the MEVION S250’s radiation therapy workflow.

Research and development expenses consist principally of payroll, employee benefits and travel, as well as fees for consulting services and research supplies. While we were a development stage company, research and development expenses included manufacturing costs and installation. We expense all research and development costs as incurred.

We expect our research and development expenses to increase in future periods as we continue to improve the MEVION S250 product offering and its features.

Selling and Marketing Expenses

Our selling and marketing expenses include costs associated with our sales and marketing organization, including our direct sales force and sales management and our marketing and customer support personnel. These expenses consist principally of salaries, commissions, bonuses and employee benefits for these personnel, including stock-based compensation, as well as travel costs related to sales and marketing, trade shows, marketing programs and educational activities. We expense all sales and marketing costs as incurred.

We expect our sales and marketing expenses to increase in future periods as we expand our sales force, increase our marketing resources and pay sales commissions on new orders.

General and Administrative Expenses

Our general and administrative expenses include costs associated with our executive, accounting, legal, information technology, human resource, quality and regulatory functions. These expenses consist principally of payroll, employee benefits, travel and stock-based compensation, as well as professional services fees such as consulting, audit, tax and legal fees and general corporate costs. We expense all general and administrative expenses as incurred.

We expect our general and administrative expenses to increase as a result of geographic expansion of regulatory requirements as well as costs related to our becoming a public company.

Gain on Termination of Contracts

Our gain on termination of contracts includes a sales contract that was terminated during fiscal 2012. We refunded the customer $0.2 million of a $1.0 million contractually non-refundable deposit and the remaining $0.8 million was recognized as a gain on termination of contracts in the consolidated statements of operations in fiscal 2012.

Other Income (Expenses)

We have issued warrants exercisable for our redeemable convertible preferred stock. Our redeemable convertible preferred stock conditionally obligates us to redeem such redeemable convertible preferred stock at some point in the future. Therefore, we classify such warrants as a long-term liability on the balance sheet. These liabilities are subject to re-measurement at each balance sheet date using the Black-Scholes option pricing model. Any change in fair value is recognized as a gain (loss) in other income (expense).

Interest expense is a component of other income (expense) and primarily derived from our loan facility with Life Science Alternative Funding, or LSAF. See “- Liquidity and Capital Resources” below for further details. As of September 30, 2013 and March 31, 2014, we had $19.8 million and $29.6 million, respectively, in outstanding debt, net of discount, under this loan.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Revenue Recognition

We will generate revenue from the sale of our MEVION S250 and related services, which are predominantly support and maintenance services on purchased systems. The majority of our contracts involve the sale of product and services under multiple element arrangements. We will recognize revenue related to product elements when title and risk of loss is passed to the customer, provided that there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria have been successfully demonstrated. We do not sell any products that are designed to customer specifications.

We will allocate revenue in an arrangement on the basis of the relative selling price of deliverables at the inception of the arrangement. When applying the relative selling price method, the selling price for each deliverable is determined using vendor-specific objective evidence of selling price, or VSOE, if it exists, or third-party evidence of selling price, or TPE. If neither VSOE nor TPE exists, then we use our best estimate of the selling price, or ESP, for that deliverable.

Historically we have been unable to establish selling price using VSOE or TPE, so we have used ESP. The objective of ESP is to determine the price at which we would sell product or service on a stand-alone basis. In order to determine ESP, we consider the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts and our ongoing pricing strategy and policies. Changes in the ESP of the deliverables in our typical contracts is not expected to have a material impact on the timing of revenue recognition as the majority of the allocated consideration is weighted toward the equipment or other material deliverables. In allocating arrangement consideration to our typical deliverables, equipment or material deliverables receive a higher proportion of the consideration than other deliverables due to their ESPs being significantly higher than our other deliverables.

Our sales contracts, which require that we perform the installation, generally provide for the customer to accept title and risk of loss once the installation of the product is completed and the customer has accepted the product. Products that are sold with customer acceptance criteria are classified as either “new” or “established” products. Products are initially classified as new and are only classified as established once post-customer acceptance provisions have been determined to be routine and there is a demonstrated history of achieving the final acceptance provision without extraordinary effort. In determining when a proton radiation system is considered “established”, we consider the following factors: (i) achieving the satisfactory uptime performance of installed systems and (ii) experiencing clinical commissioning post customer acceptance with minimal support from us. We believe that reaching these criteria at several customer sites demonstrates that there are no material uncertainties regarding customer acceptance of the system.

For established proton radiation systems, we will recognize revenue when the customer accepts the installed unit and title and risk of loss transfers to the customer provided all other revenue recognition criteria have been met. Customer acceptance is defined as the point when the installation has been completed and the customer acknowledges that the unit operates in accordance with the contractually defined specifications. For contracts of proton radiation systems considered to be new or containing post customer acceptance milestones with substantive performance conditions, product revenue will be recorded upon the achievement of such performance conditions.

Typically, sales agreements include payment milestones that extend beyond the point of customer acceptance and generally represent 20% or less of the total contract value. These milestones are essentially payment holdbacks based on the customer achieving their work requirements and any efforts required by us are normally perfunctory. We will exclude these holdbacks from the revenue that is recorded upon customer acceptance. Revenue from post-customer acceptance milestones will be recognized as those milestones are achieved. To the extent that any contract contains a post-customer acceptance milestone with a substantive performance condition, no revenue will be recognized until all such performance conditions are met.

For proton therapy systems that we do not install, such as those sold to distributors who are trained, responsible for installation and have a demonstrated track record of installing without our support, we will recognize product revenue upon delivery of the final system components to the distributor, provided that title and risk of loss have passed to the distributor with no rights of return and any distributor acceptance criteria have been met. To date, none of our distributors have demonstrated a track record of installing the MEVION S250 without our support. Our sales contracts to distributors generally provide for the distributor to accept title and risk of loss once the final component is shipped by us to the distributors, which is normally twelve to eighteen months before installation is completed by the distributor. Revenue will not be recognized in excess of milestone payments billed. For sales to distributors with acceptance criteria that are not successfully demonstrated upon delivery, revenue will be recognized upon the distributor’s customer acceptance criteria similar to when we are responsible for installation.

With each MEVION S250, we provide a warranty that includes not only the costs to repair and replace defective parts, but also any of the required maintenance during the warranty period. The warranty period ranges typically 12 to 24 months and may be extended for a limited number of additional months subject to certain performance criteria. We separate the estimated fair value of these services and will recognize the revenue on a straight-line basis over the warranty period.

Inventories

We value our inventory at the lower of cost or market. The determination of the lower of cost or market requires that we quantify the difference between the cost of inventory and its estimated market value and to make significant assumptions about our customers’ future demand for products, the future demand by customers of the material generated with our MEVION S250 and any future transitions we make to new product offerings from our legacy products. These assumptions include, but are not limited to, future manufacturing schedules, customer demand, supplier lead time and technological and market obsolescence. We estimate the excess and obsolescence of inventory based on factors such as inventory on hand, historical usage and forecasted demand based on backlog and other factors.

Stock-Based Compensation

Stock-Based Awards

The methodology we have used to date in measuring stock-based compensation expense is described below. Following the completion of this offering, stock option pricing and values will be determined based on the quoted market price of our common stock.

We issue stock-based awards to employees and non-employees, generally in the form of stock options and restricted stock awards. We account for our stock-based awards in accordance with ASC No. 718, Compensation-Stock Compensation, which requires all stock-based payments to employees to be recognized in the consolidated statements of operations based on their fair values. We account for stock-based awards to non-employees in accordance with ASC No. 505-50, Equity-Based Payments to Non-Employees, which requires the fair value of the award to be remeasured as the award vests. We recognize the compensation cost of stock-based awards to employees on a straight-line basis over the vesting period of the award and use an accelerated attribution model for awards to non-employees. Performance-based awards vest and are expensed over the performance period when the related performance goal is probable of being achieved.

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (i) the estimated fair value of our common stock, (ii) the expected volatility of our stock price, (iii) the expected term of the award, (iv) the risk-free interest rate, and (v) expected dividends.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. We have historically been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of our options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

The assumptions we used to determine the fair value of stock options granted in each period were as follows, presented on a weighted average basis:

	Year Ended September 30,		Six Months Ended March 31, (unaudited)
	2013	2012	2014	2013
Risk-free interest rate	1.1%	1.1%	1.8%	1.1%
Expected dividend yield	0%	0%	0	0
Volatility factor	53.6%	51.7%	50.9%	53.6%
Expected life of options	6 years	6 years	6 years	6 years

These assumptions represent our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. We recognize compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting forfeitures. If our actual forfeiture rate is materially different from the estimate, our stock-based compensation expense could be different from what we have recorded in the current period.

The following table presents the grant dates, number of underlying shares and related exercise prices or purchase prices of stock options granted and restricted stock awards issued between October 1, 2011 and March 31, 2014, along with the corresponding exercise price for each option grant and the fair value per share utilized to calculate stock-based compensation expense:

Date of Grant	Type of Award	Number of Shares	Exercise Price (Options) or Purchase Price (Restricted Stock Awards) per Share(1)	Common Stock Fair Value per Share on Grant Date(2)

4/5/2012	Option	251,000	$2.69	$2.69
8/3/2012	Restricted stock award	2,500	2.69	2.69
8/7/2012	Restricted stock award	2,500	2.69	2.69
9/21/2012	Option	233,000	2.69	2.69
9/27/2012	Restricted stock award	2,500	2.69	2.69
10/11/2012	Option	25,000	2.69	2.69
10/26/2012	Restricted stock award	2,500	2.69	2.69
11/17/2012	Restricted stock award	2,500	2.69	2.69
11/21/2012	Restricted stock award	2,500	2.69	2.69
1/31/2013	Option	118,700	2.69	2.69
10/8/2013	Option	178,000	1.76	1.76

(1)

The exercise price (options) or purchase price (restricted stock awards) per share represents the fair value of our common stock on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuations of our common stock as well as additional factors that may have changed since the date of such contemporaneous valuation through the date of grant.

(2)

In the case of options, the common stock fair value per share on grant date reflects the weighted average fair value of options as estimated at the date of grant using the Black-Scholes option pricing model. In the case of restricted stock awards, the common stock fair value per share on grant date reflects, at the date of grant, the intrinsic value of restricted common stock, which is the difference, if any, between the price paid for the award and the fair value of the common stock.

Stock-based compensation totaled approximately $0.4 million and $0.4 million for fiscal 2012 and fiscal 2013, respectively, and $0.3 million and $0.1 million for the six months ended March 31, 2013 and 2014, respectively. As of September 30, 2013 and March 31, 2014, there was $0.6 million and $0.6 million respectively, of unrecognized compensation expense, net of related forfeiture estimates, related to non-vested stock option awards that are expected to be recognized over a weighted-average period of 2.3 years and 2.5 years, respectively. As of September 30, 2013 and March 31, 2014, the weighted-average remaining contractual term of options outstanding is 7.8 years and 7.5 years, respectively. We expect the impact of our stock-based compensation expense for stock options and restricted stock granted to employees and non-employees to grow in future periods due to the potential increases in the value of our common stock and headcount.

Fair Value of Stock Options

We have historically granted stock options at exercise prices not less than the fair value of our common stock. Due to the lack of a public market for our common stock to date, we have been required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option pricing model. Our board of directors, with the assistance of management, determined the fair value of our redeemable convertible preferred stock and common stock on each grant date. Option grants are based on the estimated fair value of our common stock on the date of grant, which is determined by taking into account several factors, including the following:

•	important developments in our operations, in particular coverage policies or contracts with commercial third-party payors;

•	valuations performed by an independent third party;

•

the prices at which we sold our redeemable convertible preferred stock and the rights, preferences and privileges of the redeemable convertible preferred stock relative to those of our common stock, including the liquidation and redemption preferences of the redeemable convertible preferred stock;

•	our actual and forecasted operating results and financial performance;

•	conditions in our industry and the economy in general;

•	performance of comparable public companies;

•	the estimated likelihood and timing of achieving a liquidity event, such as an initial public offering, or IPO, or an acquisition of our company, given prevailing market conditions; and

•	the illiquidity of the common stock underlying stock options.

We retained an independent third party valuation firm to perform a valuation of our common and redeemable convertible preferred stock at various valuation points to assist management and our board of directors in making the fair value determinations. The valuations were performed in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

The dates of our valuations have typically coincided with significant events, such as equity financings and achievement of regulatory approvals, and would therefore not always fall on the same dates as when options have been granted. Typically, we have historically granted the majority of our equity awards following one of more of such significant events. Therefore, our board of directors has historically used the valuation closest to the grant date of options granted in determining the exercise prices.

We considered several types of approaches in the preparation of our valuations in October 1, 2011 through March 31, 2014 as follows:

•

Market Approach.     The market approach values a business by reference to guideline companies, for which enterprise values are known. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar publicly traded companies. The guideline acquisition methodology focuses on comparisons between the subject company and guideline acquired public or private companies.

•

Option Pricing Method Backsolve, or OPM Backsolve.     The OPM backsolve method derives the implied equity value for a company from a recent transaction involving the company’s own securities issued on an arms-length basis.

In addition, we also considered several types of enterprise value allocation methods as follows where there was not a direct equity financing with independent investors that could be used to determine enterprise value:

•

Option Pricing Method, or OPM.     Under this method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the company. The option’s exercise prices would be based on a comparison with the enterprise value. The method assumes that a formula, such as the Black-Scholes model, would calculate the fair value when provided with certain values, including share price, expiration date, volatility and the risk free interest rate.

For the most recent valuation as of March 31, 2014, we also used the following methods to determine enterprise value due to our intentions to complete an IPO:

•

Probability Weighted Expected Return Method.     Using the probability weighted expected return, or PWERM, method, the value of a company’s common stock is estimated based upon the analysis of future values for the company assuming various possible future liquidity events like an IPO, sale or merger. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

•

Hybrid Method.     The hybrid method is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future enterprise values, considering various exit strategies, as well as the economic and control rights of each share class.

The fair value of our common stock at March 31, 2014 was determined to be $15.85.

The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate valuation model, (ii) the selection of the appropriate market comparable transactions, (iii) the selection of the appropriate comparable publicly traded companies, (iv) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (v) the probability and timing of the various possible liquidity events, (vi) the estimated weighted-average cost of capital and (vii) the discount for lack of marketability of our common stock.

In determining the estimated fair value of our preferred and common stock, our board of directors also considers the fact that our redeemable convertible preferred stock and common stock has not been freely tradable in the public market. The estimated fair value of our redeemable convertible preferred stock and common stock at each grant date reflects a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

All of the estimates used to determine the fair value of our common stock at each valuation date are highly complex and subjective, in large part due to the stage of development of our company. Our enterprise value has increased rapidly since our commercial launch in fiscal 2013. Projections about future revenue, earnings and cash flows on which we base discounted cash flow valuations represent management’s best estimates, but are subjective and highly uncertain. Also, the selection and evaluation of comparable public companies is a subjective exercise, and there are few publicly traded companies that are comparable in both industry and stage of development. Had we used different assumptions at each valuation date, the amount of stock-based compensation expense we recorded, as well as the unrecognized future compensation expense, could differ materially.

Series D-1 and Series E Redeemable Convertible Preferred Stock Warrants

As of March 31, 2014, we had warrants outstanding to purchase 159,920 shares of Series D-1 redeemable convertible preferred stock and warrants outstanding to purchase 65,517 shares of Series E redeemable convertible preferred stock. Freestanding warrants that are related to the purchase of redeemable convertible preferred stock are classified as liabilities and recorded at fair value regardless of the timing of the redemption feature or the redemption price or the likelihood of redemption. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net. We measure the fair value of our warrant liability using a Black-Scholes option pricing model. Any modifications to the warrant liability are recorded in earnings during the period of the modification. The significant assumptions used in estimating the fair value of our warrant liability include the exercise price, volatility of the stock underlying the warrant, risk-free interest rate, estimated fair value of the redeemable convertible preferred stock underlying the warrant, and the estimated life of the warrant.

Pursuant to the terms of these warrants, upon the conversion of the class of redeemable convertible preferred stock underlying the warrant, the warrants automatically become exercisable for shares of our common stock based upon the conversion ratio of the underlying class of redeemable convertible preferred stock. The consummation of this offering will result in the conversion of all classes of our redeemable convertible preferred stock into common stock. Upon such conversion of the underlying classes of redeemable convertible preferred stock, the remaining warrants to purchase Series D-1 and Series E redeemable convertible preferred stock will be classified as a component of equity and no longer be subject to re-measurement.

Income Taxes

Income taxes are provided for tax effects of transactions reported in the consolidated financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial statement purposes and for income tax reporting purposes. Deferred taxes are determined based on the difference between the financial statement value and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Based on our analysis of both positive and negative factors, we have determined that it is more likely than not that we will not be able to realize our deferred tax assets, and therefore we have recorded a full valuation allowance against our deferred tax assets. Our analysis included an assessment of our past profitability and our future projections of forecasted revenue and expense levels. More specifically, we considered the following factors in determining that it is more likely than not that we will not be able to realize our deferred tax assets:

•

we have incurred cumulative net losses since our inception, and as of September 30, 2013 we had an accumulated deficit of $163.0 million. We expect that we may incur substantial operating losses at least through fiscal 2016;

•	since our inception, we have not paid a material amount of U.S. federal income taxes; and

•	we do not have any taxable income in prior carryback periods or any taxable temporary differences that could represent a source of taxable income upon future reversal.

We account for uncertainty in income taxes recognized in our consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in our consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist, or ASU 2013-11. ASU 2013-11 amends the presentation requirements of ASC 740, Income Taxes, and requires an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, similar tax loss, or a tax credit carryforward. To the extent the tax benefit is not available at the reporting date under the governing tax law or if the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented as a liability and not combined with deferred tax assets. ASU 2013-11 is effective for annual periods, and interim periods within those years, beginning after December 15, 2013, which is fiscal 2014 for us. The amendments are to be applied to all unrecognized tax benefits that exist as of the effective date and may be applied retrospectively to each prior reporting period presented. The adoption of this standard did not have any material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606), or ASU 2014-09. ASU 2014-09 supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification Topic 605, Revenue Recognition. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In applying the revenue model to contracts within its scope, an entity will need to (i) identify the contract(s) with a customer (ii) identify the performance obligations in the contract (iii) determine the transaction price (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. ASU 2014-09 allows for either full retrospective adoption, where the standard is applied to all of the periods presented, or modified retrospective adoption, where the standard is applied only to the most current period presented in the financial statements. We are currently assessing the impact of this standard on our consolidated financial statements.

Results of Operations

Comparison of Fiscal 2013 to Fiscal 2012

	Year Ended September 30,
	2013	2012
	(in thousands)
Operating expenses:
Research and development	$26,155	$18,921
Selling and marketing	3,779	2,473
General and administrative	7,804	7,276

Total operating expenses	37,738	28,670
Gain on termination of contracts	—	750

Loss from operations	(37,738)	(27,920)
Other income (expense):
Interest expense	(1,117)	(144)
(Loss) gain on revaluation of warrants	(44)	1,514
Other (expense) income, net	(7)	14

Total other (expense) income, net	(1,168)	1,384

Net loss	$(38,906)	$(26,536)

Research and Development Expenses

Research and development expenses increased $7.2 million, or 38.2%, in fiscal 2013 compared to fiscal 2012. This increase was due primarily to the following manufacturing and installation costs included in research and development while we were in the development stage:

•

$3.0 million of increased salaries and benefits and $0.5 million of increased travel costs driven by three site installations worked on in fiscal 2013 as compared to two site installations in fiscal 2012;

•	$3.2 million of increased costs from the write-down and scrap of inventories and contract loss accruals in fiscal 2013 compared to fiscal 2012; and

•

$0.2 million of increased depreciation and amortization driven by new manufacturing equipment purchases in the second half of fiscal 2012 and fiscal 2013 to support research projects as well as the transfer from inventory of an accelerator module that was originally planned to be used at a customer site in prior fiscal years to engineering during the last three months of fiscal 2012 to support a critical research project.

Selling and Marketing Expenses

Selling and marketing expenses increased $1.3 million, or 52.8%, in fiscal 2013 compared to fiscal 2012. This increase was due primarily to increased trade show costs of $0.5 million, $0.5 million from the ramp up of sales operations in Europe, and $0.4 million due to increased headcount in our U.S. salesforce. These increases were partially offset by a decrease in sales commissions of $0.3 million.

General and Administrative Expenses

The $0.5 million, or 7.3%, increase in general and administrative expenses in fiscal 2013 compared to fiscal 2012 was due primarily to increased salaries and benefits as well as severance benefits of $0.7 million and $0.5 million, respectively. The increase in salaries was driven by increased headcount of five employees. The increased severance was for two of our former senior executives that left our company during fiscal 2013. These increases were partially offset by a decline in intellectual property legal fees and other costs of $0.7 million.

Gain on Termination of Contracts

Our gain on termination of contract relates to a sales contract that was terminated during fiscal 2012. We refunded the customer $0.2 million of a $1.0 million contractually non-refundable deposit and the remaining $0.8 million was recognized as a gain on termination of contracts in our consolidated statements of operations in fiscal 2012.

Interest Expense

Interest expense was $1.1 million for fiscal 2013, compared to $0.1 million for fiscal 2012, an increase of approximately $1.0 million. The increase was primarily due to the June 2013 loan agreement we signed with LSAF that included two tranches at an annual interest rate of 14.8%. We make monthly interest-only payments at an annual rate of 11.8% and the remaining 3.0% is added to the principal balance until the loan begins to amortize. We received $20.0 million of funding in the first tranche when we signed the agreement and an additional $10.0 million in February 2014 when we accessed the second tranche.

(Loss) Gain on Revaluation of Warrants

We review the terms of all warrants issued and classify such warrants as a long term liability if the warrant may conditionally obligate us to transfer assets, including the repurchase of our shares at some point in the future. The 159,920 and 65,517 warrants currently outstanding that we issued in connection with the Series D-1 and Series E redeemable convertible preferred stock financings, respectively, meet these criteria. Using the Black-Scholes option pricing model to determine fair value, we revalue the warrants at each balance sheet date. Any change in fair value is recognized as a component of other income (expense). In fiscal 2013 and fiscal 2012, we recorded a gain (loss) on valuation of warrants of less than $0.1 million and $1.5 million for the Series D-1 and Series E warrants liabilities, respectively.

Other (Expense) Income, Net

Other (expense) income, net was less than $0.1 million in each of fiscal 2012 and fiscal 2013, and was due primarily to foreign exchange gains and losses at our subsidiaries headquartered in the United Kingdom and Japan.

Comparison of the Six Months Ended March 31, 2014 and March 31, 2013

The following table sets forth selected unaudited six month statements of operations data for the six months ended March 31, 2014 and 2013. We have prepared the six month results of operations data on a consistent basis with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the interim period results of operations data reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The statements of operations data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Six Months Ended March 31, (unaudited)
	2014	2013
	(in thousands)
Revenue	$—	$—
Cost of revenue	4,408	—

Gross profit	(4,408)	—
Operating expenses:
Research and development	8,614	10,846
Selling and marketing	1,660	1,768
General and administrative	4,009	4,154

Total operating expenses	14,283	16,768

Loss from operations	(18,691)	(16,768)

Other expense:
Interest expense	(1,897)	(150)
(Loss) gain on revaluation of warrants	(1,742)	—
Other (expense) income, net	(20)	(3)

Total other (expense) income, net	(3,659)	(153)

Net loss	$(22,350)	$(16,921)

Cost of Revenue

Prior to commencement of commercial operations, all costs, including labor and overhead incurred in connection with product manufacturing and installations as well as the accruals for contracts projected to result in a loss were charged to research and development expense as incurred. Only the cost of materials were capitalized in inventory. Upon exiting the development stage on December 19, 2013, we began recording all manufacturing-and installation-related costs to either cost of revenue or inventory.

During the six months ended March 31, 2014, cost of revenue included the following:

•	Unallocated manufacturing and installation overhead costs of $1.8 million because these manufacturing and installation worksites did not operate at planned capacity;

•	Intellectual property royalties of $0.5 million;

•	Contract loss accruals of $1.5 million primarily related to contracts, entered into prior to our fiscal year 2009, whose estimated costs to complete now exceed the contractual revenue.

Research and Development Expenses

Research and development expenses decreased $2.2 million, or (20.6)%, in the six months ended March 31, 2014 compared to the six months ended March 31, 2013. The decrease was due primarily to the differences in manufacturing and installation costs of $4.0 million and $5.5 million during the six months ended March 31, 2014 and March 31, 2013, respectively, that were included in research and development as we did not exit the development stage until December 19, 2013. As noted above under “Cost of Revenue,” manufacturing and installation costs of $4.4 million were included in cost of revenue for the six months ended March 31, 2014 that would have been included in research and development if we still had been in the development stage as we were in 2013. Also contributing to the decrease were declines in salaries and benefits, travel and consulting costs totaling $0.4 million.

Selling and Marketing Expenses

Selling and marketing expenses decreased $0.1 million, or (6.1)%, in the six months ended March 31, 2014 compared to the six months ended March 31, 2013. The decrease was due primarily to the timing of our major trade show.

General and Administrative Expenses

There was a $0.1 million, or (3.5)%, decrease in general and administrative expenses in the six months ended March 31, 2014 compared to six months ended March 31, 2013 which was due primarily to decreases in severance costs and stock-based compensation of $0.5 million and $0.2 million, respectively. These decreases were partially offset by increased salaries and benefits of $0.2 million due to the hiring of our Chief Financial Officer and increased insurance costs of $0.1 million.

Interest Expense

Interest expense was $1.9 million for the six months ended March 31, 2014 compared to $0.2 million for the six months ended March 31, 2013, an increase of approximately $1.7 million. The increase in interest expense was due to the June 2013 loan agreement we signed with LSAF that included two tranches at an annual interest rate of 14.8%. We make monthly interest-only payments at an annual rate of 11.8% and the remaining 3.0% is added to the principal balance until principal payments start becoming due in our fiscal year ending September 30, 2017. We received $20.0 million of upon the closing of the first tranche when we signed the agreement and $10.0 million in February 2014 when we closed the second tranche.

(Loss) Gain on Revaluation of Warrants

We review the terms of all warrants issued and classify such warrants as a long term liability if the warrant may conditionally obligate us to transfer assets, including the repurchase of our shares at some point in the future. The 159,920 and 65,517 warrants currently outstanding that we issued in connection with the Series D-1 and Series E redeemable convertible preferred stock financings, respectively, meet these criteria. Using the Black-Scholes option pricing model to determine fair value, we revalue the warrants at each balance sheet date. Any change in fair value is recognized as a component of other income (expense). In the six months ended March 31, 2014, we recorded a $1.7 million loss on the valuation of warrants.

Other (Expense) Income, Net

Other (expense) income, net, which was less than $0.1 million in the six months ended March 31, 2014, was due primarily to foreign exchange gains and losses at our subsidiaries headquartered in the United Kingdom and Japan.

Liquidity and Capital Resources

Since our inception, we have incurred significant net losses and negative cash flows from operations. For fiscal 2013, we had a net loss of $38.9 million and used $49.2 million of cash for operating activities. For fiscal 2012, we incurred a net loss of $26.5 million and used $23.8 million of cash for operating activities. As of September 30, 2013, we had an accumulated deficit of $163.0 million.

As of September 30, 2013, we had cash and cash equivalents of $12.1 million on hand. To date we have financed our operations principally through private placements of our redeemable convertible preferred stock, borrowings from our credit facilities and convertible notes payable issuances and customer deposits from the sale of our products and support services. Through September 30, 2013, we have raised $140.8 million in net proceeds through private placements of our redeemable convertible preferred stock, $22.6 million in net proceeds from issuances of convertible notes payable and $18.9 million in net proceeds from the issuance of debt.

Cash Flows

The following table shows a summary of our cash flows for fiscal 2013 and fiscal 2012 and the six months ended March 31, 2014 and 2013.

	Year Ended September 30,		Six Months Ended March 31, (unaudited)
	2013	2012	2014	2013
	(in thousands)
Net cash used in operating activities	$(49,158)	$(23,831)	$(2,748)	$(23,950)
Net cash used in investing activities	(1,050)	(2,298)	(444)	(1,080)
Net cash provided by financing activities	43,182	44,002	9,693	10,000

Net (decrease) increase in cash and cash equivalents	$(7,026)	$17,873	$6,501	$(15,030)

Net Cash Used in Net Operating Activities

The significant decrease in net cash used in operating activities of $21.2 million for the six months ended March 31, 2014 compared to the six months ended March 31, 2013, was due primarily to an improvement in customer cash collections of $19.1 million. The increase in customer deposits was from the receipt of non-refundable deposits paid upon the achievement of customer milestones.

The significant increase in net cash used in operating activities of $25.3 million for fiscal 2013 compared to fiscal 2012 was due primarily to the $17.1 million decline in customer cash collected in fiscal 2013 as compared to fiscal 2012. Also contributing to the increase were increased inventory purchases of $3.9 million.

The net cash used in operating activities was $2.7 million for the six months ended March 31, 2014, and consisted primarily of a net loss of $22.4 million adjusted for non-cash items including loss on the revaluation of warrants of $1.7 million and depreciation and amortization of $1.2 million. Also contributing to the net cash used in operating activities in the six months ended March 31, 2014 were net increases in customer deposits, deferred revenue and contract loss accruals of $12.5 million, $5.0 million and $1.7 million, respectively. The increase in customer deposits and deferred revenue was primarily the result of the achievement of contract milestones for installations in progress as of March 31, 2014. The increase in contract loss accruals was a result of a change in estimates for the installation and service costs on early contracts we entered into at lower prices prior to fiscal 2009.

The net cash used in operating activities was $24.0 million for the six months ended March 31, 2013, and consisted primarily of a net loss of $16.9 million adjusted for depreciation and amortization of $1.0 million and a net increase in inventories of $10.4 million from inventory purchases for MEVION S250 orders in our backlog.

The net cash used in operating activities was $49.2 million for fiscal 2013, and consisted primarily of a net loss of $38.9 million adjusted for non-cash items including depreciation and amortization of $2.1 million and provisions for inventory write-downs of $1.9 million. Also contributing to the net cash used in operating activities was a net increase in inventories of $17.2 million from inventory purchases for MEVION S250 orders in our backlog.

The net cash used in operating activities was $23.8 million for fiscal 2012, and consisted primarily of a net loss of $26.5 million adjusted for non-cash items including depreciation and amortization of $1.7 million and a gain on the revaluation of warrants of $1.5 million. Also contributing to the net cash used in operating activities was a net increase in inventories of $13.3 million from inventory purchases for MEVION S250 orders in our backlog partially offset by a net increase in customer deposits of $16.5 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended March 31, 2014 and 2013, fiscal 2013 and fiscal 2012 consisted of purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the six months ended March 31, 2014 and 2013 consisted primarily of proceeds of $10.0 million from long-term debt and proceeds of $10.0 million from convertible notes payable, respectively.

Net cash provided by financing activities for fiscal 2013 consisted of proceeds of $20.0 million from the long-term debt issuance, net proceeds of $14.3 million from the issuance of Series E redeemable convertible preferred stock and warrants, and proceeds of $10.0 million from convertible notes payable.

Net cash provided by financing activities for fiscal 2012 consisted of net proceeds of $39.0 million from the issuance of Series E redeemable convertible preferred stock and warrants and proceeds of $5.0 million from convertible notes payable.

Long Term Debt

On June 25, 2013, we entered into a Loan Agreement and a Security Agreement, or collectively, a Loan Agreement, with LSAF that included two tranches at an annual interest rate of 14.8%. We will make monthly interest only payments at an annual rate of 11.8% and the remaining 3.0% will be added to the principal balance for the first thirty-six months of the Loan Agreement. Beginning in June 2016, we will begin repaying the principal balance compounded daily for accrued interest in twenty-four monthly installments. Penalties ranging from 1.0% to 5.0% will be incurred for any outstanding principal prepayments made prior to June 25, 2018. The first tranche of $20.0 million was executed on June 25, 2013 and the second tranche of $10.0 million was executed on February 6, 2014.

In executing the second tranche, the term of the loan was extended one year to June 25, 2019 and we will begin repaying the outstanding principal balance for both tranches in thirty monthly installments beginning in January 2017.

During the term of the Loan Agreement, we will make revenue participation payments to LSAF of 0.30% and 0.15% of the cash collected from our customers for the first and second tranches, respectively, with a maximum amount of $1.0 million and $0.5 million, respectively. We incurred $0.4 million and $0.6 million at September 30, 2013 and March 31, 2014 for the estimated revenue participation payments we believe are probable of being paid. The $0.4 million and $0.6 million has been recorded as a discount to the $20.0 million and $30.0 million long-term debt at September 30, 2013 and March 31, 2014, respectively, and is being accreted over the term of the Loan Agreement using the effective interest rate method. During fiscal 2013 and the six months ended March 31, 2014, less than $0.1 million of the discount was accreted as interest expense in our consolidated statements of operations. During the six months ended March 31, 2014, we made revenue participation payments to LSAF of less than $0.1 million. The unamortized balance of the discount at September 30, 2013 and March 31, 2014 was $0.3 million and $0.9 million, respectively.

Borrowings under the Loan Agreement may be used for general corporate purposes, including permitted acquisitions. We are the sole borrower under the Loan Agreement. Under the Loan Agreement, all of our tangible and intangible assets serve as collateral for borrowings under the Loan Agreement.

Any failure to comply with the operating covenants of the Loan Agreement or a change in control of us, as defined in the Loan Agreement, would constitute a default, permitting LSAF, among other things, to accelerate repayment of outstanding borrowings, including all accrued interest and fees, and to terminate the Loan Agreement. In May 2014, in preparation for this offering, we determined that we had breached certain representations and warranties under the Loan Agreement. In June 2014, we secured a waiver covering these breaches.

In connection with entering into this Loan Agreement, we incurred $1.1 million and $0.3 million of transactions costs for the first and second tranches, respectively, which have been deferred and are being expensed using the effective interest rate method over the term of the Loan Agreement. Total amortization expense of these transaction costs recognized as interest expense in the consolidated statements of operations in fiscal 2013 and the six months ended March 31, 2014 was $0.1 million and $0.1 million, respectively. The unamortized balance of the deferred financing fees at September 30, 2013 and March 31, 2014 was $1.0 million and $1.2 million, respectively.

Operating and Capital Expenditure Requirements

We have limited capital resources, have experienced negative cash flows from operations and have incurred net losses since inception. We expect to continue to experience negative cash flows from operations and incur net losses in the near term as we devote substantially all of our efforts on commercial product launch and continued product development. We expect future operating, investment and financing activities to be funded by our achievement of contract milestones, our existing cash and cash equivalents, and the net proceeds of this offering. Based on our current business plan, we believe that the net proceeds from this offering and existing cash and cash equivalents and interest thereon, will be sufficient to fund our projected operating requirements for at least 18 months following the completion of this offering. Our liquidity requirements have and will continue to consist of research and development expenses, sales and marketing expenses, capital expenditures, working capital and general corporate expenses. Our future liquidity requirements will also include servicing our debt agreements. As demand for our products increases, we expect that our capital requirements will also increase in order to fund working capital requirements such as inventory and accounts receivable and facility and geographic expansion plans. We expect that we will use a portion of the net proceeds of this offering, in combination with our existing cash and cash equivalents, for these purposes and for increased general and administrative expenses, such as higher insurance costs and professional fees associated with being a public company.

Our business is subject to significant risks and our ability to successfully develop, manufacture and commercialize our products is dependent upon many factors including, but not limited to, risks and uncertainties associated with supply of materials required to manufacture the MEVION S250, product development, manufacturing scale-up, attracting and retaining key personnel, customer acceptance as well as competition. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, demand for our products is lower than currently expected adoption rates, or other risks described elsewhere in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding, or seek other debt financing. In addition, we may consider raising additional capital to fund operating activities, to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all. These statements regarding our future liquidity requirements are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates regarding our future liquidity requirements on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect. If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of September 30, 2013 (in thousands):

Contractual Obligation	Total	Less Than 1 Year	1 - 3 Years	3 Years - 5 Years	More Than 5 Years
Operating leases(1)	$3,523	$1,420	$2,103	$—	$—
Purchasing obligations(2)	18,183	7,554	10,629	—	—
Debt(3)	21,083	133	2,730	18,220	—
Asset retirement obligations	282	—	282	—	—
Intellectual Property (MIT and Samtech)(4)	7,100	450	1,150	1,000	4,500

	$50,171	$9,557	$16,894	$19,220	$4,500

(1)

We lease office and manufacturing space at 300 Foster Street, Littleton, MA under a lease initially terminating on March 31, 2015, but that has been extended to March 31, 2016. The leased premises serve as our headquarters and manufacturing facility. We lease office space in Jackson, Tennessee on a tenant-at-will basis. We lease office space in the United Kingdom at Bourne House, 475 Godstone Road, Whyteleafe, Surrey, CR3 0BL under a lease ending September 16, 2014. We lease office space in Toranomon 36 Mori Building, 3-4-7 Toranomon, Minato-ku, Tokyo under a lease ending August 31, 2014. We lease office space in Irvine, California under a lease ending February 28, 2015.

(2)

Purchasing obligations represent contractual amounts that will be due to purchase goods and services to be used in our operations. The contractual amounts are related principally to inventory and related service agreements, and exclude contractual amounts that are cancelable without penalty.

(3)

We entered into a Loan Agreement with LSAF that included two tranches at an annual interest rate of 14.8% on June 25, 2013. We make monthly interest-only payments at an annual rate of 11.8% and the remaining 3.0% is added to the principal balance for the first 36 months of the Loan Agreement. The first tranche of $20.0 million was executed on June 25, 2013 and the second tranche of $10.0 million was executed on February 6, 2014. Included within the balances above are revenue participation payments of $0.9 million due to LSAF. Our maximum revenue participation payments due to LSAF under the Loan Agreement are $1.5 million at March 31, 2014.

(4)

We entered a patent license agreement with the Massachusetts Institute of Technology, or MIT, on June 20, 2011 wherein we established a license to develop and commercialize certain patent rights held by MIT. The license lasts until the expiration of the last valid claim under the agreement. We entered into a Software Support

Agreement with Samtech Imaging, Inc., or Samtech, on December 30, 2011. Under the agreement, Samtech provides support and maintenance for software it has developed for us. The agreement is in effect until December 2016, unless earlier terminated.

As of March 31, 2014, our contractual obligations were materially consistent with those reported as of September 30, 2013, with the exception of our contractual debt payments. At March 31, 2014, our contractual debt payments were as follows (in thousands):

Fiscal Year
2014	$133
2015	252
2016	284
2017	8,258
2018	12,162
2019	10,332

$31,421

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. We had cash and cash equivalents of $12.1 million, $19.1 million and $18.6 million as of September 30, 2013, September 30, 2012, and March 31, 2014, respectively, which consist of bank deposits and money market accounts. Such interest-bearing instruments carry a degree of risk; however, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 1.0% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

As our debt bears interest at fixed rates, our debt service costs are not impacted by changes in market interest rates. However, the fair value of debt would vary inverse of market interest rates.

BUSINESS

Overview

We are a leading provider of proton therapy systems for use in radiation treatment for cancer patients. Our MEVION S250 Proton Therapy System, or MEVION S250, is the only modular, single room proton therapy system currently on the market. The MEVION S250 integrates with standard radiation therapy workflow and provides a proton therapy treatment environment at a fraction of the cost, footprint and operational complexity of conventional systems. We believe this enables the deployment of proton therapy into a broader variety of cancer care facilities, creating greater access for more patients and a positive return on investment for our customers. We have received 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, for the MEVION S250, and the right to affix the Conformité Européene, or CE, mark to the MEVION S250 for its marketing and sale in the European Economic Area.

We market and sell the MEVION S250 to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers. In December 2013, the Siteman Cancer Center at Barnes-Jewish Hospital, or BJH, a National Cancer Institute Designated Comprehensive Cancer Center, became the first center to treat patients with a MEVION S250. BJH is rapidly ramping up the use of the MEVION S250 in its clinical practice, recently treating 15 different patients per day with a total of approximately 40 treatment fields, or unique radiation beams delivered from different directions. This represents a utilization rate of approximately 50%. As of                 , 2014, we had          signed system purchase contracts, of which          are included in our backlog.

Industry Overview

Prevalence of Cancer

Cancer is a major cause of morbidity and mortality and ranks as the second leading cause of death worldwide. According to the World Health Organization, in 2012 there were approximately 14 million new cancer cases and over eight million cancer-related deaths worldwide. The Economist Intelligence Unit estimates that the number of new worldwide cancer cases will reach 27 million by 2030. The American Cancer Society estimates that, excluding certain skin cancers and noninvasive tumors, there will be approximately 1.7 million new cancer cases in the United States in 2014. The National Institutes of Health estimates that $86.6 billion was spent on cancer care in the United States during 2009.

Treatment of Cancer

When cancer is detected in an individual, physicians determine the type and extent of the disease by radiological imaging studies and various diagnostic tests. Following diagnosis, an oncologist, a physician specializing in the study and treatment of cancer, assumes responsibility for the patient’s cancer treatment. The oncologist prescribes the best course of treatment based on the location, type and extent of the disease, and oversees the patient’s therapy, often lasting several months or years. Oncologists are generally segmented into three disciplines: surgical oncologists who surgically remove tumors; medical oncologists who treat cancer patients with chemotherapy and other drugs; and radiation oncologists who treat cancer patients with radiation.

Radiation Therapy

Radiation therapy is a proven, effective and widely accepted form of treatment for many types of cancer. The American Society for Radiation Oncology estimates that nearly two-thirds of all treated cancer patients in the United States will receive some form of radiation therapy during their illness.

Currently, the most common type of radiation therapy is external beam radiation therapy where patients are treated with high-energy radiation generated by medical devices external to the patient. Over 85% of patients treated with radiation therapy in the United States receive external beam radiation generated by a device called a linear accelerator. According to industry sources, there are 3,490 external beam therapy units installed at 2,140 centers in the United States as of 2010.

External beam radiation therapy works by exposing cancer cells to a dose of high-energy radiation sufficient to alter their genetic structure, thereby causing cell death. When the radiation therapy treatment begins, the physician targets radiation delivery to the tumor as precisely as possible. Traditional external beam radiation treatments are delivered with X-rays that are externally shaped and focused onto the treatment area. Radiation beams targeting the tumor are delivered via treatment fields.

Physicians divide the prescribed treatment into a sequence of radiation doses, or fractions, each of which may consist of one or more treatment fields. Prescribed treatments typically consist of 10 to 35 fractions, and are administered over periods ranging from a few days to several weeks. Such fractions are intended to deliver a cumulative dose of radiation sufficient to kill cancer cells, while allowing the irradiated healthy tissue to recover sufficiently between treatments.

Challenges of X-Ray Radiation Therapy

While the goal of radiation therapy is to selectively deliver radiation solely to cancer cells, X-ray radiation therapy exposes healthy tissue outside of the intended treatment area to significant doses of radiation. As X-ray beams enter and cross through the patient, they deposit radiation dose along their entire path before the tumor, in the tumor, as well as beyond the depth of the tumor until they exit the body.

The damage to healthy tissues caused by radiation therapy can have a range of adverse effects, including:

•	side effects, ranging in severity from superficial burns, nausea and vomiting, to more serious side effects, such as damage to vital organs;

•	secondary cancer, or cancer caused by the radiation treatment of cancer itself;

•	developmental problems, in pediatric patients, such as cognitive deficits, diminished growth, hearing loss and infertility; and

•	limits on future radiation treatment possibilities, due to the patient reaching a maximum allowable dose for a particular organ.

The probability and frequency of experiencing these adverse effects increases with the amount of radiation dose received by the healthy tissues during radiation treatment, and is more acute in sensitive tissues.

Several approaches are used to minimize damage to healthy tissue caused by X-ray radiation: targeting the tumor from many different angles, tailoring the beam to conform to the shape of the tumor, and modulating the intensity of the radiation delivered to different parts of the tumor—a technique known as Intensity Modulated Radiation Therapy, or IMRT. Collateral damage to healthy tissues, however, remains a leading concern and continues to limit the dose of X-ray radiation that can safely be used to treat cancer.

Proton Therapy

In proton therapy, the proton beam is generated through the use of a particle accelerator, which uses electromagnetic fields to accelerate protons to very high energies. The use of protons to deliver radiation therapy allows physicians to maximize the radiation dose to the treatment target, while minimizing the adverse effects of radiation on the surrounding healthy tissue.

Similar to traditional X-ray therapy, proton therapy is an external beam radiation therapy technique. High-energy protons deposit radiation dose in a more targeted manner than X-rays. When protons enter the body, they only leave a small amount of radiation along their path as they pass through the tissue. Upon reaching a specific depth, protons deposit a large focused amount of radiation and then stop, leaving virtually no radiation beyond that depth. This physical characteristic, discovered by William Henry Bragg in 1904, is now referred to as the Bragg Peak. The depth of the Bragg Peak is precisely controlled by changing the energy of the protons. By summing multiple Bragg Peaks of different energies, a Spread Out Bragg Peak is created that produces a uniform dose across the tumor, thereby allowing physicians to tailor the proton dose to the specific depth and shape of the tumor while greatly reducing the radiation exposure to healthy tissue.

The figure below shows the radiation dose deposited by a single beam entering the body, comparing X-rays and protons, illustrating that protons deliver a much lower radiation dose than X-rays when they enter the body and virtually no radiation after hitting the Bragg Peak. The figure below also shows the Spread Out Bragg Peak that is the sum of multiple beams of different proton energy.

Promise of Proton Therapy

The clinical premise of proton therapy has been widely published in studies based on treatment planning comparisons, which are computer simulations of how radiation generated from an external source is deposited in the body and its corresponding biological effects. These studies have shown that proton therapy can deliver equivalent or more concentrated dose to the treatment target while reducing dose to healthy tissue by as much as a factor of three.

In addition, there are many published clinical studies and reviews of proton therapy. The clinical evidence points to a clear improvement in treatment outcomes for patients with certain cancers, such as ocular melanomas, chordomas, a form of brain tumor, and certain tumors in pediatric patients, as well as a similar efficacy with potential of reduction of short and long-term complications, for example in liver and prostate cancer, in comparison to X-ray therapy. In 2013, a study conducted at Harvard University and published in the International Journal of Radiation Oncology showed a 33% reduction of secondary cancer following treatment with proton therapy versus X-ray therapy. In 2012, clinicians from Tufts New England Medical Center published in the International Journal of Radiation Oncology an analysis confirming that proton therapy could be clinically appealing for 25% of their patients representing 30% of their delivered treatments. Furthermore, a number of European studies have estimated that, taking into account the current cost difference between providing X-ray therapy and proton therapy, approximately 15% of all radiation therapy patients would clearly benefit from receiving proton therapy treatment instead of X-ray therapy treatment.

Challenges of Conventional Proton Therapy

Although proton therapy currently offers important clinical advantages in the treatment of certain cancers, its use has been greatly limited, as the model for conventional proton therapy centers has been to adapt high-energy particle physics research-like accelerator systems for clinical use. Conventional proton therapy centers utilize large particle accelerators, weighing 90 to more than 200 tons, shared among multiple treatment rooms, requiring complicated beam transport systems. As a result, conventional proton therapy systems have the following key limitations:

•

Size constraints.    To amortize the high total project cost, most conventional proton therapy centers in operation have at least three treatment rooms, and typically will have between four to five treatment rooms. Therefore, conventional proton therapy centers are very large, spanning as much as 100,000 square feet, roughly the size of one and two-thirds American football fields.

•

Capital and operational expense.    The total project cost of recently announced conventional proton therapy centers has exceeded $200.0 million per center. Furthermore, these centers are very expensive to operate as they require over 100 personnel, expend at least $1.0 million in annual energy costs, and require at least several hours of daily maintenance.

•

Operational complexity.    In conventional proton therapy centers, the particle accelerator must be shared by multiple treatment rooms, resulting in the need for a large amount of equipment to transport, steer and safely queue the proton beam to the proper treatment room. If the particle accelerator or beam transport system fails, the capability to treat patients in all treatment rooms is lost. Such centers also have multiple magnets, power supplies and large gantries weighing as much as 1,000 tons in total. Due to the operational complexity of the equipment, such centers must employ a dedicated staff of accelerator engineers and physicists to operate the particle accelerator and beam transport system.

•

Workflow inefficiency.    In conventional proton therapy centers, since there is only one particle accelerator, the proton beam must be shared among the multiple treatment rooms. This leads to a significant loss of treatment time per room, as the proton source must reset each time it is transferred to a new treatment room and the treating therapists compete for control of the beam. This limitation of conventional proton therapy centers makes treatment scheduling challenging and leads to a demanding non-conventional clinical workflow. Furthermore, conventional proton therapy systems typically lack the sophisticated imaging and streamlined workflow of state-of-the-art X-ray treatment systems.

Many of these key limitations also apply to the compact proton therapy systems currently marketed as compact by our competitors, as such systems continue to utilize large particle accelerators, requiring multi-room beam transport systems.

Market for Proton Therapy

As a result of the challenges of conventional proton therapy, we estimate that currently there are only 31 operational proton therapy centers worldwide, of which 14 were located in the United States. Based on publicly disclosed data, these existing centers treat approximately 12,000 patients per year in the aggregate. We further estimate that there are 39 centers, including those using the MEVION S250, in some stage of installation, construction or architectural planning worldwide, of which 20 will be located in the United States.

Furthermore, due to the limited availability of proton therapy centers, proton therapy treatment has been typically reserved for patients with cancers that are located close to vital organs, such as the brain and brainstem, eye, heart, kidney, liver and spinal cord. In addition, proton therapy is often preferred in pediatric cancer patients whose cancers have high cure rates, as these patients are very susceptible to the long-term complications of radiation doses to healthy tissue.

We believe that at least 15% of the U.S. radiation therapy patient population, or 170,000 patients per year, would benefit if treated with proton therapy. Assuming 275 patients can be treated per room per year there is a need for more than 600 proton therapy treatment rooms in the United States. Since, the current ratio of proton therapy centers built in the United States versus internationally is approximately 1:1, the worldwide market can be estimated on the order of 1,200 treatment rooms. The 31 operational conventional proton therapy centers worldwide and 39 centers, including ours, in some stage of installation, construction or architectural planning worldwide, contain an aggregate of 168 treatment rooms. As a result, we believe that there is a large addressable market for the MEVION S250.

Our Solution

We have developed the MEVION S250 to address the key limitations of conventional proton therapy centers. The MEVION S250 integrates with standard oncology workflow and provides a proton treatment environment at a fraction of the cost, footprint and operational complexity of conventional systems. We believe this enables the deployment of proton therapy into a broader variety of cancer care facilities, creating greater access for more patients and a positive return on investment for our customers. The centerpiece of the MEVION S250 is our proprietary miniaturized particle accelerator, a superconducting synchrocyclotron. Its small size, measuring only three feet in radius, allows it to be mounted onto a high-precision frame structure, or gantry system, all within a single treatment room, addressing the key limitations of conventional proton therapy centers as follows:

•

Reduced size.    The MEVION S250 fits within a single treatment room, with a footprint of about 2,000 square feet, which is very similar to the size of a typical X-ray radiation therapy room. The small size of the MEVION S250 provides our customers with the ability to install a proton therapy system in facilities with limited space, such as in existing radiation therapy centers and in centers located in densely-populated areas. As demand for proton therapy grows, the MEVION S250 provides customers with the modular flexibility to expand treatment capacity by adding additional treatment rooms. If our customers choose to install more than one MEVION S250, the overall size of the customer’s proton therapy center will still be much smaller than conventional proton therapy centers.

•

Reduced capital and operating expense.    With a list price of $25.0 million in the United States, the MEVION S250 supports implementation of proton therapy at a fraction of the cost of what has been possible with conventional proton therapy centers. This is made possible by reducing the size, cost and operational complexity of the equipment with a commensurate reduction in the size, and therefore the cost, of the building required to house the system. The MEVION S250 also reduces energy costs by using a modern superconducting accelerator and eliminating the complex beam transport system used in conventional proton therapy centers. Because of the reduction of operational complexity, no dedicated team is needed to operate and maintain the particle accelerator and beam transport line.

•

Reduced operational complexity.    The MEVION S250 removes the need for a beam transport line and beam switching between multiple treatment rooms, delivering a dedicated proton source for each treatment room. This greatly simplifies the proton therapy equipment and reduces staffing requirements. In a multiple room configuration, the MEVION S250 provides optimal patient throughput because each treatment room is equipped with a fully independent proton source, delivering a clinical workflow that requires no beam switching and associated waiting time. Patient throughput can therefore scale linearly with the number of MEVION S250 treatment rooms.

•

Integrated clinical operation.    The MEVION S250 delivers an advanced image-based clinical workflow fully integrated with the third-party oncology information system of the radiation therapy center. In addition, the flexible and small footprint requirements for the MEVION S250 vault support the physical integration of proton therapy within existing radiation therapy centers.

Furthermore, there is a compelling economic case for the MEVION S250. We believe that a positive return on investment for the MEVION S250 can be achieved within three to four years after initiating patient treatment. This belief is based on published data from conventional proton therapy centers reporting that approximately 275 patients can be treated per room per year, on the assumption that each patient receives 35 fractions during the course of treatment, and assuming a reimbursement rate of $1,005 per treatment fraction which reflects a mix of 40% simple and 60% complex procedures using the current Medicare reimbursement rates for proton therapy delivered in the outpatient hospital which are $872 for simple procedures per fraction and $1,205 for complex proton therapy procedures per fraction. The foregoing is intended to be illustrative and the actual return on investment will depend on many factors including, among others, the extent to which the MEVION S250 can be operated at or near capacity, that adequate coverage and reimbursement is available, including in foreign countries, as well as costs of the customers to construct, finance and operate its facility.

Our Strategy

Our objective is to become the leading provider of proton therapy systems and the technology of choice for proton therapy providers around the world. Key elements of our strategy include:

Accessing a larger segment of the radiation therapy market by enhancing awareness of the MEVION S250’s benefits.    We intend to increase our market position within the radiation therapy market by selling to a broad range of customers, including university and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers that have yet to make an investment in proton therapy due to the challenges associated with conventional proton therapy. We intend to attract these new customers by educating the market about our leading and differentiated system and its unique capabilities.

Adding advanced features to our proprietary platform.    We intend to leverage our proprietary platform by continuously enhancing our clinical capabilities with new and improved product features and technologies, including advanced beam delivery and shaping techniques, patient imaging, positioning and motion management and streamlined clinical workflow.

Expanding our worldwide distribution chain.    We intend to expand internationally, particularly in the Pacific Rim, Europe and the Middle East, to take advantage of the large international opportunity for our system. Approximately one third of our backlog is for sites outside the United States, and all of our international sales have been through our distributors. We plan to increase our direct marketing and sales efforts in Europe and in other international markets. We have also engaged distributors in Japan, South Korea, Taiwan and the Middle East, as well as sales agents in France, Italy, the Netherlands and Germany.

Selling additional MEVION S250s to our existing customers.    We believe there is a significant opportunity to sell additional MEVION S250s to existing customers, as many of our existing customers have either already built vaults for additional units or have planned expansion for additional units. The modular nature of the MEVION S250 allows a customer to make a relatively inexpensive initial system purchase, and then supplement that system with additional systems as the customer’s demand for patient treatment grows. As the number of our customers increases, we will have an opportunity to sell additional systems within that growing installed base of customers.

Pursuing strategic partnerships and collaborations.    We intend to pursue strategic partnerships and collaborations that we believe will broaden our technology, strengthen our intellectual property rights and further deepen our relationships with our customers.

The MEVION S250

The MEVION S250 has been designed as a proton therapy platform that can support a large variety of state-of-the-art radiation therapy practices for patient imaging, positioning, monitoring, motion management and clinical workflow. The MEVION S250 platform consists of the following components:

•

Proton beam generation system.    This is a specially designed proton particle accelerator, a superconducting synchrocyclotron, which is the key component of the MEVION S250. This proton source is only three feet in radius, and weighs less than 20 tons, representing a fraction of the size and weight of conventional proton accelerators. The greatly reduced size of the proton source is achieved by using our proprietary TriNiobium Core, a high-field-strength magnet that utilizes niobium-tin superconducting material.

•

Beam positioning system.    This is a high precision device that precisely positions the proton beam generation system and the final beam shaping elements. It is based on two independent high precision support structures called gantries: the accelerator gantry and the treatment gantry. The combination of these two gantries delivers the beam very precisely with sub-millimeter accuracy. The beam can be rotated around the patient providing all standard radiation therapy beam access.

•

Beam shaping system.    The Mevion DirectDose beam shaping system precisely conforms the proton beam to the shape of the tumor with sub-millimeter precision. It is a fully automated system that receives the beam directly out of the proton beam generation system, shaping it to deliver a highly uniform 3-D radiation field. The direct shaping of the proton beam allows for efficient delivery of proton treatments.

•

Patient positioning and imaging systems.    Our Verity Patient Positioning System is a patient imaging and localization system. It is fully integrated with the robotic couch that moves the patient to the planned treatment positions with high accuracy, providing not only greater set-up precision, but also significantly streamlining the patient set-up process. All patient specific positions are provided directly by the third-party oncology information system, thus optimizing the clinical workflow and reducing patient positioning errors.

•

Control system.    Based on a modern control architecture, and with complete oncology information system integration, the control system for the MEVION S250 does not require an accelerator operator. The combination of state-of-the-art image guidance, a simple-to-use clinical environment, and connectivity to existing oncology information systems creates a highly efficient and streamlined treatment delivery with the MEVION S250.

Treatment delivery with the MEVION S250 is very similar to a state-of-the-art X-ray image-based radiation therapy treatment, fully driven by the oncology information system, and as a result, a patient typically can be treated in a 20-minute treatment slot. In addition to the components that we provide, our customers integrate the MEVION S250 with the following components:

•

Treatment planning system.    The treatment planning system allows the physician to create a patient specific plan for each patient’s radiation therapy treatment. The physician uses computed tomography images of the patient to develop the most optimal radiation therapy treatment plan. The MEVION S250 integrates with the four main treatment planning systems used in radiation therapy: Eclipse from Varian Medical Systems, or Varian, Pinnacle from Philips Medical Systems, Inc., RayStation from RaySearch Laboratories AB, and XiO from Elekta AB, or Elekta.

•

Oncology information system.    The MEVION S250 integrates with the two most commonly used oncology information systems: ARIA from Varian and MOSAIQ from Elekta. Either of these systems is typically used at any modern radiation therapy center, and our customers simply integrate the MEVION S250 with their existing systems, similar to when they are adding another X-ray radiation therapy machine.

•

Patient specific devices.    Proton therapy typically requires the use of patient specific devices called apertures and range compensators, which are used for shaping the proton beam to the specific outline of the treatment volume. These devices are designed in the treatment planning system and then manufactured out of brass for the aperture and typically plastic or wax for the range compensator. Several companies support the manufacturing of these devices for the MEVION S250. Following completion of the treatment plan, the customer orders the patient specific devices directly from these manufacturers and receives them 24-48 hours later.

Customers

We market and sell the MEVION S250 to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers. These facilities purchase capital equipment to expand their treatment capabilities and to stay on the cutting edge of medical practice.

Representative customers with either an installed MEVION S250 or an installation in progress include three National Cancer Institute Designated Comprehensive Cancer Centers: the Siteman Cancer Center at BJH, the Cancer Institute of New Jersey, and Case Comprehensive Cancer Center, in addition to Oklahoma University, University of Florida—Orlando Health, and First Coast Oncology, a private oncology practice.

The first MEVION S250 System was installed at BJH. In December 2013, the first person treated with the MEVION S250 at BJH was a young adult with a rare form of brain cancer. In February 2014, BJH started treating pediatric patients with the MEVION S250, and the first pediatric patient was treated for a highly malignant medulloblastoma brain tumor. BJH is rapidly ramping up the use of the MEVION S250 in its clinical practice, recently treating 15 different patients per day with a total of approximately 40 treatment fields. This represents a utilization rate of approximately 50%.

Customer Contracting Cycle

Although the length of the sales process varies based on the customer, it is typically lengthy. The reasons for the length of the sales process include: detailed customer due diligence that includes technical reviews and site visits; competitive bidding processes; obtaining third party financing; and senior executive and board approval.

We expect that the deployment process for the MEVION S250 will span up to 36 months following contract execution. While we were a development stage company, the deployment process lasted much longer, but we expect the process to shorten as we increase our operating experience. Throughout the deployment process we receive non-refundable payments from the customer upon achievement of key milestones that help fund our project cash requirements. When the customer contract is signed, we receive a cash payment sufficient to fund our sales commission liability and site planning support activities that will take place during the next nine months.

We provide site-planning services to all of our customers. Each installation is assigned a project manager and installation team with detailed knowledge of the MEVION S250. Our project team assists customers in the planning and construction of new radiation vaults used to house the MEVION S250. During this time, the customer begins the necessary permitting and zoning requirements and initiates architectural drawings consistent with our standard site specifications. Once complete, a twelve-month construction project commences.

Shortly after breaking ground we ship large metal housings known as gantry embeds to the site. The gantry embeds are necessary for the gantry support bearings and are placed into the poured concrete foundation. At this point, the customer makes a second milestone payment that helps fund the purchase of materials for the gantries, magnet, accelerator module and other key components of the MEVION S250. As facility construction continues, we assemble the accelerator module and test the proton beam output in the radiation vaults at our manufacturing facility located in Littleton, Massachusetts. We thoroughly test critical components of each MEVION S250 prior to releasing them from our manufacturing facility to ensure that such components are fully operational.

Upon completion of the customer’s core facility, the components are shipped to and positioned in the customer’s facility for on-site assembly. The accelerator module shipment is typically associated with the largest payment milestone, which on a cumulative cash basis, generally funds the cost of the installed system. During the next nine months, our installation technicians assemble and integrate the key components, performing beam tests to ensure that the system operates according to specifications and meets the customer’s expectations. When complete, a detailed checklist is reviewed with and signed off by the customer, thereby documenting customer acceptance, triggering another payment milestone, as well as the legal transfer of title and activating software licenses enabling the customer’s use of the MEVION S250. Finally, the customer has a time-limited period to integrate the MEVION S250’s software with the customer’s oncology information system and treatment planning system as well as to train and practice using the MEVION S250. When complete, the customer makes the final milestone payment.

In addition to providing for non-refundable milestone-based payments, typical terms of our customer contracts are as follows:

•	warranty on parts and service that typically lasts for a period of one year; and

•

ability for either party to terminate the contract in the event of the other party’s breach that is not cured within a specified cure period, or termination in the event of decommissioning of the MEVION S250.

Certain customers have an option to purchase additional systems at a fixed price within a certain time after installation of an initial or secondary system. We expect some customers will anticipate one or more additional systems in their site planning and construction phases which we expect will reduce the time between a customer exercising their option and system installation.

Backlog

As of                 , 2014, we had      signed system purchase contracts, of which      are included in our backlog at a total value of $        . See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Overview—Backlog” for additional information about our backlog.

Sales and Marketing

We divide the global market into three regions: the Americas, Europe and the Pacific Rim. During the last two years we have expanded our sales and marketing efforts to include Europe, the Middle East and the Pacific Rim and intend to expand such efforts in Central and South America. As of March 31, 2014, we had a total of eight employees in our sales and marketing groups, four distributors and two sales agents. We intend to expand our global sales and marketing capabilities in 2014 in order to further penetrate these geographic regions. Since the sales process for the MEVION S250 can be long and technically involved, we believe that we can market the MEVION S250 with a small, targeted sales force supported by an experienced technical and clinical staff.

Under our standard sales agent agreement, our sales agents identify potential end customers and assist our sales and marketing personnel with promotion and sales of the MEVION S250. Under our standard distribution agreement, we appoint an exclusive or non-exclusive distributor for a specific country or region for a period of typically three to five years. We agree each year to annual sales targets and are entitled to terminate the agreement if the distributor fails to meet these sales targets. Our distributor agreements require us to assist with the initial MEVION S250 that is installed within each distributor’s region. Following this first installation, the distributor is obligated to perform any post-shipment work, including installation, testing, training and post-installation warranty work. We have developed a certification procedure to ensure that distributors can fulfill these obligations. Upon completion of this certification, the distributor is deemed by us to be qualified and our personnel are no longer involved in the installation procedures.

Our sales and marketing operations in each global region are as follows:

Americas.    In the United States and Canada, we market the MEVION S250 through an experienced team of direct sales personnel consisting of regional sales managers and sales directors. Each sales manager is responsible for all sales targets and customer relationships within an assigned geographic region. Their responsibilities include achievement of orders, sales and margin budgets, forecasting, market coverage and penetration, expense management and ongoing customer satisfaction. In addition, we have three product managers who are responsible for developing market strategies, establishing pricing, determining strategic market fit, identifying data and trends, supporting clinical efficacy and developing sales support materials and promotions.

Europe and the Middle East.    In Europe and the Middle East, we market the MEVION S250 through a direct sales force, sales agents located in France and Italy and a distributor. We support our European marketing and sales activities from both our U.S. headquarters in Littleton, Massachusetts and our European headquarters in Surrey, England. We intend to continue to build upon our European marketing efforts by adding more direct sales personnel and sales agents in key markets.

Pacific Rim.    We market and sell the MEVION S250 in Pacific Rim countries primarily through distributors. We support our Pacific Rim marketing and sales activities from our U.S. headquarters in Littleton, Massachusetts and our Pacific Rim headquarters in Tokyo, Japan. We intend to build a stronger presence in the Pacific Rim region, which may include the addition of direct sales personnel in key markets.

We also assist our customers in their marketing of the MEVION S250. We provide customers with a public relations kit and marketing materials, such as brochures and a model press release in order to assist them in raising the public awareness of the technological advantages of the MEVION S250 compared to X-ray therapy systems and conventional proton therapy systems.

Customer Service and Support

We consider service and support to be key components of our marketing strategy. We believe that the availability and responsiveness of our highly trained service organization will play an important role in increasing the market penetration of the MEVION S250. We believe that due to the sophistication and relative newness of our product, untrained third parties will be unable to service our system for at least the next several years.

Standard warranty and support services.    We provide a standard warranty on each MEVION S250, which covers parts and labor, as well as preventative maintenance, for typically a period of one year. As of March 31, 2014, we had a team of 19 field and product support engineers with plans to add over 50 engineers into those roles over the next three years. All of our field service engineers are employed by us, but in select countries in the Pacific Rim, our distributors will employ additional field service engineers trained by us for installation and support services in those regions. We maintain a product support engineering department to provide support for field service operations and a dedicated phone support line that our customers can access by dialing a single telephone number from anywhere in the world. Additionally, we plan to operate a call center 24 hours a day, seven days a week, that will be staffed with trained technical personnel. We provide additional procedural support to customers through our technical experts in the United States, Europe and the Pacific Rim.

Training.    We offer comprehensive training for physicians, physicists, dosimetrists and therapists. Courses include technical, physics and application training. Initial training is included in the base system price of the MEVION S250 and typically requires three weeks to complete. This training is conducted at both the customer’s site and at our facilities in Littleton, Massachusetts. Technical training courses are available for our customers participating in our post-warranty service contracts as well.

Post-warranty services.    In addition to our standard warranty, we also offer post-warranty maintenance and support agreements that permit customers to contract for the level of on-going support (parts and labor) services that they require.

Research and Development

Radiation therapy is a continuously evolving field, and innovation is critical to our future success. As a result, we continuously conduct research and development to enhance the reliability, performance and serviceability of the MEVION S250; to reduce system implementation costs and timeframe; and to develop innovative technologies so that we can maintain and improve upon our market position. Currently our major research and development projects include:

•	Development of an additional beam shaping option based on Intensity Modulated Proton Therapy, or IMPT, technology that is intended to complement our volumetric beam shaping technology.

•

Integrating diagnostic CT imaging within our Verity Patient Positioning System, which is made possible by the flexibility of our treatment room layout combined with the high accuracy of our patient positioning system.

•	Integration of third-party patient positioning, monitoring and treatment gating systems, supported by the MEVION S250’s radiation therapy workflow.

As of March 31, 2014, we had a total of 51 employees in our research and product development groups, some of whom also support other groups. We believe the quality and expertise of our research and development team of medical physicists, computer scientists and engineers, together with our external research collaborations, distinguishes us from our competitors.

Manufacturing and Sub-Assembly

We sub-assemble and test key components of each MEVION S250 at our headquarters located in Littleton, Massachusetts. This facility employs state-of-the-art manufacturing techniques and equipment. Our company-wide quality system is certified and compliant to the internationally recognized quality system standard, International Standards Organization, or ISO, 13485:2003 (A2007) and 13485:2012. We believe that this manufacturing facility, with a capacity of six to nine systems per year, will be adequate for our expected shipments for the next two years, at which point we plan to relocate to a new facility to meet the anticipated demand for the MEVION S250.

The manufacturing processes at our facility include sub-assembly, assembly, sub-system integration and radiation testing. Our manufacturing personnel consist of highly trained assemblers and accelerator test technicians supported by manufacturing engineers as well as planning and supply chain managers. Our quality assurance program includes various quality control measures from inspection of raw material, purchased parts and assemblies through on-line inspection.

We purchase material, sub-assemblies and components from third-party suppliers that are either standard products or customized to our specifications and integrate them into the finished system. Supplier quality and delivery performance are closely monitored to meet all product specifications and suppliers are also expected to contribute to our continuous improvement efforts.

Some of the components used in the MEVION S250 are obtained from single or limited-source suppliers. These components include the gantries, super conducting wire, super conducting magnet, accelerator module, radio frequency amplifier and robotic couch. We also typically enter into supply contracts with key suppliers, including our single or limited-source suppliers, and such contracts typically include mechanisms for security of supply in the case of vendor insolvency and change of control. The management of these supply relationships is conducted with scheduled business reviews and periodic program updates.

Since the MEVION S250 was designed to incorporate these specific components, any change in our ability to obtain such components on a timely basis would require significant engineering changes in the MEVION S250 should we need to incorporate substitute components. As a result, we submit long-term orders and forecasts to our single or limited-source suppliers so that our demand can be satisfied and any capacity problem can be mitigated. Although inventory levels of key components fluctuate from time to time, our goal is to carry inventory to support the production of two to three MEVION S250s.

The superconducting magnet is the most strategically significant component outsourced to a third party, Tesla Engineering Ltd., or Tesla, both from a standpoint of technological complexity and difficulty to replace. Our supply agreement with Tesla has the following mechanisms for security of supply:

•	Tesla is required to maintain two systems’ worth of safety stock but currently does not maintain such safety stock;

•

agreement may be terminated without cause, for default by either party, or due to a Tesla change of control. In the event of termination for any reason (other than our default), Tesla is required to transfer all tooling, works in progress, and design and manufacturing documentation to us within 90 days of the termination date;

•	we jointly own with Tesla all intellectual property rights relating to the design and manufacture of the MEVION S250 magnet cryostat including the cryogenic cooling system; and

•	Tesla maintains all manufacturing documents in escrow for our use and must keep them current in the event the agreement is terminated (for a reason other than our default).

Intellectual Property

Licenses

In June 2011, we entered into an exclusive patent license agreement with the Massachusetts Institute of Technology, or MIT, which was amended on October 22, 2013. We refer to this agreement as the MIT

Agreement. Under the MIT Agreement, we have a worldwide exclusive license under certain patent rights related to superconducting magnet design owned by MIT, with the right to grant sublicenses, to develop, make, have made, use, sell, offer to sell, lease and import products covered by the licensed patent rights in specific fields related to proton radiotherapy medical installations. The exclusive license grant remains effective during specified time periods on a field-by-field basis, and continued exclusivity is contingent upon our achieving specified milestones related to target system installation numbers. The MIT Agreement also grants MIT a perpetual, world-wide, and royalty-free license in certain claims under a patent held by us in specific fields related to proton radiotherapy medical installations.

Under the MIT Agreement, as of March 31, 2014, we had paid MIT approximately $1.7 million in the aggregate, consisting of annual license fees, reimbursement of patent-related fees incurred by MIT and a milestone payment. We are obligated to pay MIT annual license maintenance fees that escalate until January 2015, at which point the maintenance fees remain constant. These maintenance fees are creditable against royalties incurred in the year of the maintenance payment. We are also obligated to pay single-digit royalties on net sales of licensed products by us, our affiliates or our sublicenses and are required to pay a percentage of the payments we receive from our sublicensees which are attributable to the granting of a sublicense under the licensed patents, subject to certain exclusions.

We have the right to terminate the MIT Agreement for any reason by providing MIT with a specified amount of prior written notice. MIT has the right to terminate the agreement if we challenge the validity of one of the licensed patents, cease to carry on our business related to the MIT Agreement, if we fail to pay any amounts due and payable under the MIT Agreement, subject to a grace period, or if we materially breach the MIT Agreement and fail to cure such breach within a specified grace period. The MIT Agreement otherwise terminates, on a country-by-country basis, upon the expiration or abandonment of all licensed patents.

Patents and Other Proprietary Rights

The proprietary nature of, and protection for, our product implementations, processes and know-how are important to our business. We rely on patents, trademarks, copyrights, trade secrets, other intellectual property and continuing innovation to develop and maintain our competitive position.

We seek patent protection in the United States and in foreign jurisdictions for our product implementations, components and other technology where available and when appropriate. As of March 31, 2014, we held eight U.S. patents, 24 pending U.S. patent applications, and 63 foreign patents and patent applications. As of March 31, 2014, we have licensed, from MIT, five U.S. patents and nine foreign patents and patent applications. We also believe that we have a joint ownership interest, with Tesla, in three U.S. patent applications, and nine foreign patents and patent applications. In this enumeration, a European patent is considered as a single patent even though it is activated in multiple countries.

Our portfolio includes patents and patent applications directed to system-wide aspects of our proton therapy system and to key aspects of the MEVION S250’s components. For example, our patents cover the design of a compact accelerator (e.g., less than 4.5 cubic meters), and also cover mounting the accelerator on a gantry that is rotatable around a patient so that a proton or ion beam output by the accelerator passes essentially directly from the accelerator housing to the patient. The accelerator is generally capable of rotating at least 180 degrees around the patient, and may have an energy level (e.g., at least 150 MeV) that is sufficient to reach any arbitrary target (e.g., tumor) inside the patient. We have patents that cover the design of an inner gantry, which is a device that works in concert with the outer gantry on which the accelerator is mounted, and which enables the particle beam to be directed with a high degree of precision. We have also filed patent applications on various aspects of our particle accelerator, such as its extraction channel and magnet construction, and on systems that control the output beam of the particle accelerator, such as our proposed scanning system and our scattering system. In many cases, our patent applications extend beyond the technology that we are currently implementing, and cover proposed or alternative proton therapy functionality. We continue to review new technological developments in our system and in the field as a whole in order to make decisions about what filings would be most appropriate for us.

Assuming that all maintenance fees and annuities continue to be paid, our patents will expire on various dates between 2024 and 2028. We cannot provide any assurance that any patents will be issued from any of our pending patent applications, nor can we provide any assurance that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. We intend to aggressively defend the patents we hold, and we intend to vigorously contest claims other patent holders may bring against us.

In addition to our patents and pending patent applications, we use trade secrets and proprietary know-how in our products. Any of our know-how or trade secrets not protected by a patent could be disclosed to, or independently developed by, a competitor.

We have periodically monitored and continue to monitor the activities of our competitors and other third parties with respect to their use of intellectual property. In addition, we require our employees, consultants and outside scientific collaborators to execute confidentiality, invention assignment and, where appropriate, non-competition agreements upon commencing employment or consulting relationships with us.

Competition

The proton therapy marketplace continues to be very competitive. We consider the following companies to be our main competitors: Hitachi, Ltd., Ion Beam Applications S.A., doing business as IBA, Mitsubishi Electric Corporation, ProNova Solutions, LLC, Protom International, Inc., Sumitomo Heavy Industries, Ltd. and Varian.

Many of our competitors have greater financial, marketing and management resources and service infrastructure than we do, as well as more established reputations and significant market share. Furthermore, some of our competitors have in the past helped, and could in the future help, their customers fund the purchase of their proton therapy systems.

Our customers’ equipment purchase considerations typically include size, price, operational complexity and operational efficiency. While some of our competitors have started to market compact proton therapy systems, we believe that we compete favorably based upon the technology offered by the MEVION S250, its reduced size and cost requirements.

Reimbursement

U.S. Reimbursement Regulation

In the United States, healthcare providers that purchase medical devices generally rely on third-party payors, such as Medicare, Medicaid and private health plans, to reimburse all or a portion of the cost of the devices either directly or through reimbursement for healthcare procedures provided using the device. Our ability to market and sell the MEVION S250 successfully depends in part upon the extent to which appropriate coverage and reimbursement for procedures using the MEVION S250 are obtained from third-party payors. We cannot guarantee that a particular third-party payor will provide coverage or reimbursement for procedures and treatment planning using the MEVION S250 or the adequacy of such coverage or reimbursement.

Medicare coverage of healthcare procedures provided using the MEVION S250 currently varies depending upon the geographic location in which the services are provided. CMS has not adopted a national coverage determination for proton therapy that would determine coverage nationally. In the absence of such a national coverage determination, Medicare Administrative Contractors, or MACs, with jurisdiction over specific geographic regions have the discretion to determine whether and when the use of proton therapy will be considered medically necessary and covered in their respective regions. A number of MACs have adopted or proposed local coverage determinations covering proton therapy. These local coverage determinations do not, however, ensure that coverage will be available for proton therapy for all types of cancer as the determinations may provide for coverage for only certain types of cancer. MACs have, and will likely continue to, evaluate coverage for proton therapy based on the medical necessity of proton therapy in various cancer types. We believe that coverage for proton therapy will expand as the clinical benefits of proton therapy are better understood by payors.

Medicare reimbursement for proton therapy services that are covered depends on whether the services are provided in a hospital outpatient setting or in a radiation therapy center that is not part of a hospital, often referred to as a freestanding center.

Medicare reimburses hospital outpatient services according to rates calculated by Medicare for groups of covered services known as ambulatory payment classification, or APC, groups. The APC codes for proton therapy are 0664 and 0667. The reimbursement for each APC group is derived from a complicated calculation that incorporates historical cost information, including capital acquisition costs. CMS reviews hospital cost data for outpatient procedures annually and sets the national unadjusted Medicare payment rate for each procedure. The national unadjusted rates are then adjusted to take into account the cost of labor in a particular region in order to determine the amount paid by Medicare to a hospital for a procedure. The 2014 unadjusted reimbursement rate for proton therapy is $872 for simple proton therapy procedures per fraction and $1,205 for complex proton therapy procedures per fraction.

For proton services provided at freestanding centers, services are identified using Current Procedural Terminology, or CPT codes. The current CPT codes for each proton therapy are 77520, 77522, 77523 and 77525. Reimbursement rates for any covered services are currently determined for the codes by the various MACs and vary. Each MAC typically determines reimbursement rates annually.

Coverage and reimbursement for services rendered to Medicaid beneficiaries is determined pursuant to each state’s Medicaid plan, which is established by state law and regulations, subject to requirements of federal law and regulations. Currently, some state Medicaid programs cover proton therapy for some forms of cancer. Medicaid reimbursement for covered services generally is often lower than other third party payors.

Coverage of proton therapy by private insurance depends on the insurer because each private payor typically makes its own coverage determinations regarding proton therapy services. The payor also establishes rate for any covered services. Some private payors have adopted coverage policies that limit coverage for proton therapy for treatment of certain forms of cancer. Private insurers may establish coverage policies based on guidelines established by the government payors. As a result, changes in reimbursement levels or coverage determinations by CMS or MACs may result in changes in coverage or reimbursement by private insurers.

The U.S. Congress from time to time considers various Medicare and other healthcare reform proposals that could affect both private and public reimbursement for healthcare services in hospitals and freestanding clinics. In addition, CMS reviews and adjusts reimbursement rates for medical procedures, including radiation treatment, on an annual basis.

In March 2010, President Obama enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the medical device industry. The ACA will impact existing government healthcare programs and will result in the development of new programs. The ACA’s provisions of importance include, but are not limited to, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, was effective on January 1, 2013.

Foreign Reimbursement Regulations

Internationally, reimbursement and healthcare payment systems vary from country to country and include single-payor, government managed systems as well as systems in which private payors and government-managed systems exist side-by-side. In general, the process of obtaining coverage approvals has been slower outside of the United States. Our ability to achieve adoption of the MEVION S250 as well as significant sales volume in international markets we enter will depend in part on the availability of reimbursement for procedures performed using our product.

Government Regulation

U.S. Medical Device Regulation

As a manufacturer and seller of medical devices and devices that generate radiation, we and some of our suppliers and distributors are subject to extensive regulation by federal and state governmental authorities. In the United States, our products are primarily regulated by the FDA. Regulations promulgated by the FDA relating to medical device and radiation producing devices govern, among other things, the following activities that we perform or are performed on our behalf and will continue to perform or have performed on our behalf:

•	manufacturing;

•	packaging, labeling, marketing and sales;

•	distribution, including importing and exporting;

•	possession and disposal;

•	product design and development;

•	record keeping;

•	service and surveillance;

•	complaint handling; and

•	repair or recall of products and field safety corrective actions.

These FDA regulations require that manufacturers adhere to certain standards to ensure that the medical devices are safe and effective.

FDA Quality System Regulation

Our manufacturing operations for medical devices must comply with the FDA’s Quality System Regulation, or QSR. The QSR requires that each manufacturer establish and implement a quality system by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer’s written specifications and procedures relating to the devices. Compliance with the QSR is necessary to receive FDA clearance or approval to market new products and is necessary for a manufacturer to be able to continue to market cleared or approved product offerings. Among other things, these regulations require that manufacturers establish performance requirements before production and follow requirements applicable to design controls, testing, record keeping, documentation, manufacturing standards, labeling, complaint handling and management review. The FDA makes announced and unannounced inspections of medical device manufacturers, and these inspections may include the manufacturing facilities of subcontractors. Following an inspection, the FDA may issue reports, known as Form FDA 483 reports, listing instances where the manufacturer has failed to comply with applicable regulations and/or procedures, or warning letters. If the manufacturer does not adequately respond to such reports or letters, this may result in FDA enforcement action against the manufacturer and related consequences, including:

•	cease and desist orders;

•	injunctions, or consent decrees;

•	civil monetary penalties;

•	recall, detention or seizure of our products;

•	operating restrictions, partial or total shutdown of production facilities;

•	refusal of or delay in granting our requests for 510(k) clearance or premarket approval application, or PMA, approval of new products or modified products;

•	withdrawing 510(k) clearance or PMA approvals that are already granted;

•	refusal to grant export approval or export certificates for our products; and

•	criminal prosecution.

Inspections usually occur every two years. We have been subject to one FDA inspection in September 2012, which did not result in issuance of a Form FDA 483.

In addition, manufacturers must comply with medical device reporting regulations and corrections and removal reporting regulations. Medical device reporting regulations require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. Corrections and removal reporting regulations require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act that may present a risk to health. The FDA may also order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death.

FDA Clearance and Regulation of Future Products

The FDA requires that the manufacturer of a new medical device or a new indication for use of, or other significant change in, an existing medical device obtain either clearance via a 510(k) pre-market notification or approval via a PMA before the manufacturer may take orders and distribute the product in the United States. The FDA classifies medical devices into one of three classes. Devices deemed to pose the lowest risk are placed in Class I, and most Class I devices are exempt from premarket notification requirements. Moderate risk devices are placed in Class II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring approval of a Premarket Approval (PMA) application.

To date, all of our products have been classified as Class II medical devices. Class II medical devices are those for which general controls alone are insufficient to assure safety and effectiveness, and existing methods are required to provide such assurances. These methods include, but may not be limited to, additional product labeling, compliance with industry and product safety standards and additional scrutiny in 510(k) reviews. Class II medical devices require only 510(k) clearance.

510(k) clearance process.    The 510(k) clearance process is applicable when the new product being developed is substantially equivalent to an existing commercially available product, which is a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. The process of obtaining 510(k) clearance can take from three to twelve months from the date the application is filed and generally requires submitting supporting design and test data, which can be extensive and can prolong the process for a considerable period of time beyond three months. We received our initial 510(k) clearance for the MEVION S250 in June 2012.

After a product receives 510(k) clearance, modifications may be made to the device. Minor changes do not require clearance by FDA. However, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, technology, materials, packaging or manufacturing process may require a new 510(k) clearance or, depending on the modification, could require approval of a PMA. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the manufacturer’s decision, it may retroactively require the manufacturer to submit a request for 510(k) pre-market notification clearance or PMA approval and can require the manufacturer to cease marketing and/or recall the product until 510(k) clearance or PMA approval is obtained. Since obtaining 510(k) clearance for the MEVION S250 in June 2012, we have made minor changes to the MEVION S250 that we believe do not require 510(k) clearance.

De novo classification.    If the FDA denies 510(k) clearance of a product because it is novel and an adequate predicate product does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the product is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the product is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted.

Premarket application approval process.    If the FDA denies 510(k) clearance for a product and denies de novo classification, the product must follow the PMA process. Under the PMA process, the applicant must generally conduct at least one clinical investigation and submit extensive supporting data and clinical information in the PMA to prove the safety and effectiveness of the product. This process typically takes at least one to two years from the date the pre-market approval is accepted for filing, but can take longer for the FDA to review. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, user training requirements, restrictions on promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported approval.

Advertising regulation.    The FDA and the Federal Trade Commission, or FTC, also regulate the promotion and advertising of our products. In general, we may not promote or advertise our products for uses not within the scope of our clearances or approvals or make unsupported safety and effectiveness claims.

Radiological health.    We are also regulated under the Electronic Product Radiation Control provisions of the Federal Food, Drug, and Cosmetic Act because the MEVION S250 contains X-ray components and is used in conjunction with a laser positioning system, and because we assemble these components during manufacturing and service activities. The Electronic Product Radiation Control provisions require laser and X-ray products to comply with certain regulations and applicable performance standards. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with all necessary standards as well as maintain manufacturing, testing and sales records for their products. The Electronic Product Radiation Control provisions also require manufacturers to report product defects and affix appropriate labeling to covered products. Failure to comply with these requirements could result in enforcement action by the FDA, which can include injunctions, civil penalties, and the issuance of warning letters. We have developed and implemented procedures to ensure compliance with the Electronic Product Radiation Control provisions.

U.S. Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996 sets national standards for some types of electronic health information transactions and the data elements used in those transactions and standards to ensure the integrity and confidentiality of patient health information. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosure of health information to the minimum amount reasonably necessary to accomplish the intended purpose. State privacy laws have their own penalty provisions, which could apply in a given case.

U.S. Fraud and Abuse Laws and Regulations

The healthcare industry is also subject to a number of “fraud and abuse” laws and regulations, including physician self-referral prohibitions, anti-kickback laws, and false claims laws. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs and significant monetary penalties. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical products, such as us, by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers of medical products who may seek reimbursement from a federal or state health care program such as Medicare or Medicaid.

Physician self-referral laws.    The federal Ethics in Patient Referrals Act, also known as the Stark Law, prohibits a physician from referring Medicare or Medicaid patients to an entity with which the physician (or a family member) has a financial relationship. The Stark Law specifically prohibits physicians from making such referrals for “designated health services,” including radiology and radiation therapy services.

Anti-kickback laws.    The federal Anti-Kickback Statute makes it a criminal offense to knowingly and willfully solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of items, services or business, including the purchase of medical devices from a particular manufacturer or the referral of patients to a particular supplier of diagnostic services utilizing such devices that are reimbursable by a state or federal health care program, such as Medicare or Medicaid. There are established regulatory “safe harbors” that define certain financial transactions and practices that are not subject to the Anti-Kickback Statute.

Federal False Claims Act.    The federal False Claims Act prohibits anyone from knowingly and willfully presenting, or causing to be presented, claims for payment, that are false or fraudulent, for services not provided as claimed or for medically unnecessary services.

The Office of the Inspector General of the U.S. Department of Health and Human Services prosecutes violations of the above mentioned fraud and abuse laws. Any violation of such laws may result in criminal and/or civil sanctions including, significant monetary penalties, imprisonment and exclusion from participation in federal healthcare programs such as Medicare and Medicaid. In addition, these fraud and abuse laws, which exist in a number of states and apply regardless of whether Medicare or Medicaid patients are involved, may result in lower utilization of certain diagnostic or therapeutic procedures, which may affect the demand for our products.

The laws and regulations and their enforcement are constantly undergoing change, and we cannot predict what effect, if any, changes may have on our business. In addition, new laws and regulations may be adopted which adversely affect our business. There has been a trend in recent years, both in the United States and internationally, toward more stringent regulation and enforcement of requirements applicable to medical device manufacturers and requirements regarding protection and confidentiality of personal data.

Additionally, several bills have been passed or are pending, at both the state and federal levels that require, among other things, extensive tracking, reporting and maintenance of databases regarding certain financial relationships with physicians and other healthcare providers. For example, the Physician Payment Sunshine Act, enacted as part of the Affordable Care Act, requires medical device and pharmaceutical manufacturers to report payments or other transfers of value made to physicians and teaching hospitals. Manufacturers are also subject to similar state reporting laws, as well as state laws that prohibit certain gifts to health care providers, require manufacturers to establish compliance programs, and/or require promotional activity to comply with a code of ethics. The implementation of the infrastructure needed to comply with these bills and regulations could be costly, and any failure to provide the required information may result in civil monetary penalties.

State Certificate of Need Laws

In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or the provision of new services. These laws generally require appropriate state agency determination of public need and approval prior to the acquisition of such capital items or addition of new services. Certificate of need regulations may preclude our customers from acquiring the MEVION S250 and from performing procedures using the MEVION S250. Certificate of need laws are the subject of ongoing legislative activity, and a significant increase in the number of states regulating the acquisition and use of the MEVION S250 through certificate of need or similar programs could adversely affect us.

Foreign Regulation of Medical Devices

Our operations outside the United States are subject to regulatory requirements that vary from country to country and frequently differ significantly from those in the United States. Failure to obtain and maintain regulatory approval or clearance in any foreign country in which we market or plan to market the MEVION S250 may have a negative effect on our ability to generate revenue and harm our business.

In general, our products are regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA and the FTC. In addition, in foreign countries where we have operations or sell products, we are subject to laws and regulations applicable to manufacturers of medical devices, radiation producing devices and to the healthcare industry, and laws and regulation of general applicability relating to environmental protection, safe working conditions, manufacturing practices and other matters. These laws and regulations are often comparable to or more stringent than U.S. laws and regulations. Our sales of products in foreign countries are also subject to regulation of matters such as product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We rely in some countries on our foreign distributors to assist us in complying with applicable regulatory requirements.

Regulation in the EU

In the EU, we are required under the European Medical Device Directive to affix the CE mark to our products in order to sell the products in member countries of the EU. The CE mark is an international symbol that represents adherence to certain essential principles of safety and effectiveness mandated in the European Medical Device Directive. Once affixed, the CE mark enables a product to be sold within the European Economic Area.

The method of assessing conformity with the European Medical Device Directive depends on the type and class of the product, but normally involves both a self-assessment by the manufacturer and a third-party assessment by a Notified Body, which is an institution appointed by an EU member state to conduct the conformity assessment. We received authorization to affix the CE mark to the MEVION S250 in March 2012, allowing us to sell it throughout the EU.

If we modify the MEVION S250, we may need to apply for permission to affix the CE mark to the modified product. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. We cannot be certain that we will be able to obtain permission to affix the CE mark for modified or new products or that we will continue to meet the quality and safety standards required to maintain the permissions that we have already received or may receive in the future. In addition, if we are unable to obtain permission to affix the CE mark to our future products, we would be unable to sell them in EU member countries.

Regulation in Other Countries

We are subject to regulation in Japan, where we sell our product through Chiyoda Technol Corporation or CTC, our Japanese distributor. We are seeking government approval to market the MEVION S250 from the Ministry of Health, Labour and Welfare and expect such approval in the second half of 2014.

We will be subject to additional regulations in other foreign countries in which we intend to market and sell the MEVION S250. These countries include Canada, where we have applied for regulatory approval, as well as China, Singapore, India, Taiwan, Saudi Arabia and South Korea, where we have yet to apply for regulatory approval. We or our distributors must receive all necessary approvals or clearance prior to marketing our products in those international markets.

The ISO promulgates internationally recognized standards, including those for the requirements of quality systems. We are certified to the ISO 13485:2003 (A2007) and 13485:2012 standards, which specify the quality system requirements for medical device manufacturers. To support our ISO certifications, we are subject to surveillance audits by a Notified Body every six months and recertification audits every three years that assess our continued compliance with the relevant ISO standards. Our next recertification audit will occur in September 2014.

Employees

As of March 31, 2014, we had approximately 148 full-time and part-time employees worldwide, 144 of which are in the United States and four internationally. None of our employees based in the United States is unionized or subject to collective bargaining agreements. We believe that our current relationship with our employees is good.

Facilities

Our principal executive offices are located in Littleton, Massachusetts, where we lease one building totaling approximately 84,000 square feet under a lease expiring March 31, 2016.

In addition, we lease small office spaces in Surrey, England, Jackson, Tennessee and Irvine, California, with various lease expiration dates. We also lease office space in Tokyo, Japan totaling approximately 900 square feet under a lease expiring in August 31, 2014. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are subject to various claims and legal proceedings arising in the ordinary course of our business. We believe that the ultimate resolution of these matters, whether individually or in the aggregate, will not have a material adverse effect on our business, prospects, financial condition and results of operation.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our named executive officers and directors as of May 22, 2014:

Name	Age	Position(s)
Executive Officers:
Joseph K. Jachinowski	58	President, Chief Executive Officer, Director
Donald B. Melson	62	Vice President, Chief Financial Officer
Michael Cogswell	50	Senior Vice President of Sales and Marketing

Non-Employee Directors:
Robert N. Wilson(2)	73	Director, Chairman
Peter P. D’Angelo	67	Director
Paul A. Volcker(1)	86	Director
Jay Moorin(2)	62	Director
Anders D. Hove, M.D.(2)	48	Director
Myles D. Greenberg, M.D.(1)(2)	46	Director
Stephen Buckley, Jr.(1)	64	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

Joseph K. Jachinowski, President, Chief Executive Officer, Director. Mr. Jachinowski has served as a member of our board of directors and our Chief Executive Officer since 2009 and our President since 2012. Prior to joining us, he served as Executive Vice President of Elekta AB, a leading supplier of radiation therapy equipment, from 2005 to 2009, with overall responsibility for all of Elekta’s North American operations. Prior to Elekta, he co-founded IMPAC Medical Systems and served as its President and CEO from 1990 through its initial public offering and culminating in its sale to Elekta in 2005. Mr. Jachinowski began his career at Varian Medical Systems, Inc., where he was responsible for leading the team that developed their innovative linear accelerator products from 1983 to 1990. Mr. Jachinowski received a B.S. from Ohio University and an M.S. from Washington State University-Pullman. We believe that Mr. Jachinowski’s business experience, including his extensive experience as an executive officer of multiple companies, and his knowledge in the field of radiation therapy, combined with his business acumen and judgment, provide our board of directors with valuable strategic and operational expertise and leadership skills.

Donald B. Melson, Vice President, Chief Financial Officer. Mr. Melson has served as our Chief Financial Officer since 2013. Mr. Melson joined us from Analogic Corporation, a leading manufacturer of healthcare and security imaging systems, where he was Vice President—Corporate Controller (Principal Accounting Officer) from 2006 to 2012. Prior to Analogic, Mr. Melson was Vice President and Corporate Controller at Millipore Corporation, a life sciences and biotech tools manufacturer, from 2000 to 2006. Prior to that, Mr. Melson held a number of senior finance roles both at Millipore Corporation and W.R. Grace & Company. Mr. Melson received an A.B. from Brown University and an M.B.A. from Columbia University.

Michael Cogswell, Senior Vice President of Sales and Marketing. Mr. Cogswell has served as our Senior Vice President of Sales and Marketing since 2011. Prior to joining us, he served on Elekta’s global sales council and was Senior Vice President of Sales for Elekta North America from 2005 to 2011. Prior to Elekta,

Mr. Cogswell was instrumental in the growth of IMPAC Medical Systems, serving as Vice President of Sales and in multiple management roles from 1996 through its initial public offering and sale to Elekta in 2005. Mr. Cogswell received a B.S. from Columbus University and an M.B.A. from Columbus University.

Non-Employee Directors

Robert N. Wilson. Mr. Wilson has served as a member of our board of directors since 2005 and is currently the Chairman. Mr. Wilson was Chairman of Caxton Health Holdings, LLC from 2004 through 2007 and was Vice Chairman of the board of directors of Johnson & Johnson, a manufacturer of healthcare products, from 1989 until 2003. Mr. Wilson had joined Johnson & Johnson in 1964. Mr. Wilson is a director of Hess Corporation, Charles Schwab Corporation, Synta Pharmaceuticals Corp., and VIVUS Inc., as well as a director of other private companies. Mr. Wilson has a B.A. degree from Georgetown College and an Executive Management degree from Columbia University. Our board of directors has concluded that Mr. Wilson should serve as a director because of the knowledge and extensive experience in the pharmaceutical industry that he brings to the board of directors, as well as his managerial, marketing, financial and international experience. In addition, Mr. Wilson’s significant experience on other publicly traded company boards of directors and board committees provides him with an understanding of current corporate governance practices and trends, and compensation matters that provides value to our board of directors.

Peter P. D’Angelo. Mr. D’Angelo has served as a member of our board of directors since 2009. Mr. D’Angelo serves as President of Caxton Alternative Management LP, and has been there since 2012. Mr. D’Angelo served as president of Caxton Associates, L.P. from 1996 to 2011. Mr. D’Angelo received a B.A. from Queens College and an M.B.A. from St. Johns University. We believe his extensive management experience and financial knowledge qualifies him to serve on our board directors.

Paul A. Volcker. Mr. Volcker has served as a member of our board of directors since 2008. From 2008 to 2011, Mr. Volcker served as chair of the Economic Recovery Advisory Board. Mr. Volcker is a member of the Group of Thirty. Beginning in 1988 and ending in 1996, Mr. Volcker served as chairman of Wolfensohn & Co. From 1979 to 1987, Mr. Volcker was chairman of the board of governors for the Federal Reserve System. Mr. Volcker also serves on the boards of Pro Mujer, Inc., The American Assembly, The Deutsche Bank Trust Corporation, Hospital for Special Surgery, Inc., Mayo Clinic, Mayo Clinic Health Systems, Peter G. Peterson Institute for International Economics, The Conference Board, Inc., and The Maxwell School of Syracuse University. Mr. Volcker received a B.A. from Princeton University, an M.A. from Harvard University, and was a Rotary Foundation Fellow at the London School of Economics. We believe that Mr. Volcker’s extensive financial regulatory and policy experience, along with his many board placements, qualifies him to serve on our board of directors.

Jay Moorin. Mr. Moorin has served as a member of our board of directors since 2012. Since 1998, Mr. Moorin has served as a founding general partner of ProQuest Investments, a healthcare venture capital firm. From 1991 to 1998, Mr. Moorin served as President and Chief Executive Officer of Magainin Pharmaceuticals Inc., a publicly-traded biopharmaceutical company, and also served as chairman of its board of directors from 1996 to 1998. Previously, Mr. Moorin served as managing director of healthcare banking at Bear Stearns & Co. Inc. and vice president of marketing and business development at a division of the ER Squibb Pharmaceutical Company. Currently, Mr. Moorin serves on the board of directors of Eagle Pharmaceuticals Inc., is an advisor to DPT Capital Management, LLC, an investment firm, and serves as a trustee of the Equinox Funds Trust. Mr. Moorin held the position of adjunct senior fellow of the Leonard Davis Institute of Health Economics at the University of Pennsylvania from 1997 to 2012. Previously, Mr. Moorin served on the board of directors of numerous public and private healthcare companies. Mr. Moorin holds a B.A. from the University of Michigan. Our board of directors believes that Mr. Moorin’s extensive senior management background and experience in the biotechnology, investment banking and pharmaceutical industries as well as his service on the board of directors of public and private companies qualifies him to serve on our board of directors.

Anders D. Hove, M.D. Dr. Hove has served as a member of our board of directors since 2009. Dr. Hove is a general partner of Venrock Associates, a venture capital firm, which he joined in January 2004. From 1996 to 2004, Dr. Hove was a fund manager at BB Biotech Fund, an investment firm, and from 2002 to 2003 he also served as Chief Executive Officer of Bellevue Asset Management, LLC, an investment company. Dr. Hove is a member of the board of directors of Anacor Pharmaceuticals, Inc. as well as a number of private companies. He received an M.Sc. from the Technical University of Denmark, an M.D. from the University of Copenhagen and an M.B.A. from the Institut Européen d’Administration des Affaires. We believe that Dr. Hove’s experience in venture capital and in investing in life sciences companies, as well as his medical background, qualifies him to serve on our board of directors.

Myles D. Greenberg, M.D. Dr. Greenberg has served as a member of our board of directors since 2009. Dr. Greenberg has been a Partner with HealthInvest Equity Partners and CHL Medical Partners in Stamford, CT since 2004. From 2000-2004, he was a Senior Principal with Pappas Ventures in Research Triangle Park, North Carolina. Prior to 2000, Dr. Greenberg was Assistant Clinical Director of the Emergency Department of the Beth Israel Deaconess Medical Center / Harvard Medical School, where he also served on the faculty. He currently serves on the board of directors of six healthcare companies, including Urgent Care Centers of New England (dba CareWell Urgent Care), where he serves as Lead Director, and Vascular Pathways, Inc., where he serves as Chairman. He holds a B.A.S. from the University of Pennsylvania School of Engineering and Applied Science, an M.D. from the Yale University School of Medicine, and an M.B.A. from Harvard Business School. Dr. Greenberg completed residency training in Emergency Medicine at the University of Pittsburgh and is a Diplomate of the American Board of Emergency Medicine. Our board of directors believes that Dr. Greenberg’s extensive background and experience in medicine and venture financing as well as his service on the board of directors of companies in the medical technology space qualifies him to serve on our board of directors.

Stephen Buckley, Jr. Mr. Buckley joined our board of directors in 2012. Mr. Buckley was for 25 years a partner of Ernst & Young LLP, where he led assurance and advisory teams serving public and private companies in life sciences and other technologies. Mr. Buckley led Ernst & Young’s Life Sciences Industry Practice of New England from 1991 to 2006, and was Director of its New England Entrepreneurial Services Group from 1991 to 2001. He was previously a partner in the Boston, Massachusetts office of Arthur Young until its merger into Ernst & Young in 1989. Mr. Buckley is a member of the American Institute of CPAs. Mr. Buckley serves on the board of directors of Enanta Pharmaceuticals, Inc. Mr. Buckley received an A.B. from Bowdoin College and a Masters of Science Accounting from Northeastern University. We believe that Mr. Buckley’s extensive experience advising public and private companies qualifies him to serve on our board of directors.

Board Composition

As of May 22, 2014, our board of directors consisted of eight members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and our stockholders agreement, which is described under “Certain Relationships and Related Party Transactions” in this prospectus. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation, death or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that (i) our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and (ii) any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence.     Our board of directors has determined that all members of the board of directors, except Mr. Jachinowski, are independent directors, including for purposes of the rules of NASDAQ Global Market and relevant federal securities laws and regulations. There are no family relationships among any of our directors or executive officers.

Staggered Board.    In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2015 for Class I directors, 2016 for Class II directors and 2017 for Class III directors.

•	Our Class I directors will be , and ;

•	Our Class II directors will be and ; and

•	Our Class III directors will be and .

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Committees

Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee

Effective upon this offering, our audit committee will be composed of Stephen Buckley, Jr., Paul A. Volcker and Myles D. Greenberg, with Stephen Buckley, Jr. serving as chairman of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. Our board of directors has determined that Stephen Buckley, Jr. is an “audit committee financial expert” within the meaning of the SEC regulations and applicable listing standards of NASDAQ. The audit committee’s responsibilities upon completion of this offering will include, among other things:

•

reviewing and discussing with management and the independent auditors our annual financial statements, including the accounting principles and procedures applied in their preparation and any changes in our accounting policies;

•	reviewing our system of internal control and our financial and accounting practices;

•	overseeing the internal and external audit process, including the scope and implementation of the annual audit and pre-approving all non-audit services performed by our external audit firm;

•	reviewing systems relating to compliance with laws, rules, regulations and our policies;

•	evaluating and recommending the selection and (where deemed appropriate) replacement of the independent auditors;

•	reviewing such other matters that the board or the committee shall deem appropriate;

•	reviewing fraud risks identified by management and the measures implemented to mitigate those risks; and

•	reviewing our procedures for maintaining compliance with legal and regulatory requirements from a financial perspective.

Compensation Committee

Effective upon this offering, our compensation committee will be composed of Anders D. Hove, Robert N. Wilson, Myles D. Greenberg and Jay Moorin, with Anders D. Hove serving as chairman of the committee. Our board of directors has determined each member of the compensation committee is “independent” as defined under the applicable listing standards of NASDAQ. The compensation committee’s responsibilities upon completion of this offering will include, among other things:

•

evaluating the performance of the Chairman of the board and the Chief Executive Officer and President and establishing the appropriate level of compensation and benefits, including base salary, bonuses and options or other equity grants, except that such options or other equity grants must be submitted to the board for approval;

•

reviewing the performance of our officers who report to the Chairman of the board, the Chief Executive Officer and President and approving an appropriate level of compensation and benefits for such officers, including base salary, bonuses, and options or other equity grants, except that such options or other equity grants must be submitted to the board for approval;

•	evaluating the need for, and provisions of, employment contracts and severance arrangements for the Chief Executive Officer and other officers;

•	considering and approving actions with respect to the adoption, amendment, administration or termination of compensation, welfare, benefit, pension and other plans for our current and former officers;

•

reviewing and approving the terms and conditions of compensation plans, including eligibility requirements and participants for each such plan, as may be required by the terms of a plan; evaluating the performance of each benefit plan and all fiduciaries of the plans; approving such amendments to the plans and such actions in regard to the plans as the committee deems appropriate;

•

reviewing and recommending to the board incentive compensation plans to allow us to attract and retain the personnel we need to be successful and taking such actions as may be necessary or advisable to implement and administer our incentive compensation plans, including equity plans, all in accordance with the terms of such plans;

•	evaluating and approving actions with respect to our compensation of non-employee directors; and

•	exercising such additional powers as may be reasonably necessary or desirable, in the committee’s discretion, to fulfill its responsibilities and duties set forth in its charter.

Nominating and Corporate Governance Committee

Effective upon this offering, our nominating and corporate governance committee will be composed of         and         , with         serving as chairman of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of NASDAQ. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the board of directors to ensure that it is composed of members possessing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

•	developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may establish other committees from time to time.

Leadership Structure and Risk Oversight

Our board of directors is currently chaired by Robert N. Wilson. As a general policy, our board of directors believes that separation of the positions of Chairman of the Board of Directors and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Mr. Jachinowski serves as our President and Chief Executive Officer while Mr. Wilson serves as our Chairman of the Board of Directors but is not an officer.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our company’s risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Financial Officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the completion of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid or accrued during our fiscal year ended September 30, 2013, or fiscal 2013, to our Chief Executive Officer and our next highest-paid executive officers as of September 30, 2013. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Joseph K. Jachinowski	2013	$357,000	—	$34,308	$67,830	$24,413	$483,551
President, Chief Executive Officer
Donald B. Melson(4)	2013	$156,923	—	$104,396	$20,376	$14,927	$296,622
Vice President, Chief Financial Officer
Michael Cogswell	2013	$300,000	—	—	—	$25,516	$325,516
Senior Vice President of Sales and Marketing

(1)

Amounts represent the aggregate grant-date fair value of option awards granted to our named executive officers in fiscal 2013 computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements and discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The amounts above reflect our aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

(2)	Includes the cash payments received for each named executive officer under the Fiscal Year 2013 Annual Incentive Plan. The payouts of these amounts were not made until December 2013.

(3)	Includes the cost of health insurance coverage paid for by us for each named executive officer that is not reimbursed.

(4)	Mr. Melson became our Chief Financial Officer in January 2013.

Narrative to Summary Compensation Table

Employment Arrangements with Our Named Executive Officers

We have entered into an employment agreement or offer letter with each of our named executive officers in connection with their employment with us. These employment agreements and offer letters provide for at-will employment.

On September 1, 2009, we entered into an at-will employment agreement with Mr. Jachinowski. Mr. Jachinowski currently receives a base salary of $357,000, which is subject to annual review at the discretion of the board of directors. Mr. Jachinowski is also eligible for an annual performance bonus of up to 50% of his base salary based on the achievement of annual goals set by the board of directors. Mr. Jachinowski was granted an option to purchase 270,553 shares of our common stock at an exercise price of $6.00 per share. Mr. Jachinowski is eligible to participate in our employee benefit plans, subject to the terms of those plans. The employment agreement provides that if we terminate Mr. Jachinowski’s employment other than for cause or if he terminates his employment for good reason, Mr. Jachinowski will be eligible to receive 12 months salary continuation according to the company’s then-current payroll practices, pro-rated incentive compensation if goals are achieved, and health and welfare benefits for up to 12 months. Mr. Jachinowski’s agreement also entitles him to accelerated vesting of all unvested stock options following a change in control in the event his employment is terminated for any reason or if holders of Series D redeemable convertible preferred stock receive a minimum return as defined in his employment agreement.

On January 23, 2012, we entered into an at-will employment agreement with Mr. Cogswell. Mr. Cogswell currently receives a draw against future commissions of $300,000 per year, which is subject to modification by the Chief Executive Officer, the board of directors, or the compensation committee. Commissions are earned based on sales of the MEVION S250. Mr. Cogswell is eligible to participate in our employee benefit plans, subject to the terms of those plans. Mr. Cogswell was granted an option to purchase 80,000 shares of our common stock, at an exercise price of $2.69 per share. His employment agreement provides that if we terminate Mr. Cogswell’s employment other than for cause, or if he terminates his employment for good reason, Mr. Cogswell will be eligible to receive three months sales draw continuation according to the company’s then-current payroll practices, three months of accelerated vesting of unvested non-performance based stock options, and health and welfare benefits for up to three months. Mr. Cogswell’s agreement also entitles him accelerated vesting of all unvested non-performance based stock options following a change in control. The employment agreement also provides for a monthly office allowance and the purchase of term life insurance for Mr. Cogswell’s designated beneficiary.

On January 22, 2013, we entered into an at-will employment agreement with Mr. Melson. Mr. Melson currently receives a base salary of $240,000, which is subject to annual review at the discretion of the board of directors. Mr. Melson is also eligible for an annual performance bonus of 30% of his base salary based on the achievement of annual goals set by the board of directors. Mr. Melson is eligible to participate in our employee benefit plans, subject to the terms of those plans. Mr. Melson was granted an option to purchase 78,700 shares of our common stock, at an exercise price of $2.69 per share.

For purposes of each of the employment agreements with Mr. Jachinowski and Mr. Cogswell, “cause” means his:

•	conduct constituting an act of misconduct in connection with his duties;

•	commission of a felony or misdemeanor involving moral turpitude, deceit, dishonesty or fraud;

•	conduct that would reasonably be expected to result in material injury or reputational harm to the company;

•	material breach of his employment agreement;

•	material violation of the company’s written employment policies;

•	failure to cooperate in a bona fide internal, regulatory, or law enforcement investigation; or

•	substantial under performance of his duties.

For purposes of the employment agreement with Mr. Jachinowski, “good reason” means:

•	a material diminution in his responsibilities, authority or duties;

•	a material diminution in base salary, except for across the board salary reductions based on the company’s financial performance and similarly affecting all senior management employees; or

•	a change in more than 50 miles in the geographic location at which he provides his service.

For purposes of the employment agreement with Mr. Cogswell, “good reason” means:

•	a material diminution in his responsibilities, authority or duties; or

•	our material breach of his employment agreement.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by each of our named executive officers as of September 30, 2013.

	Option Awards
Name	Exercisable Securities Underlying Unexercised Options	Unexercisable Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
Joseph K. Jachinowski	186,006	84,547	(1)	$6.00	1/26/20
	24,738	37,762	(2)	$2.69	4/5/22
	18,229	44,271	(3)	$2.69	9/21/22
	6,250	18,750	(4)	$2.69	10/11/22
Donald B. Melson	—	78,700	(5)	$2.69	1/31/23
Michael Cogswell	19,791	30,209	(6)	$2.69	4/5/22
	—	15,000	(7)	$2.69	4/5/22

(1)

67,638 shares will vest upon the achievement of certain criteria achieved upon an initial public offering or change in control. 16,909 shares vested in November 2013 upon our first MEVION S250 customer acceptance.

(2)	The shares underlying this option vest in equal amounts on a monthly basis from 10/14/2013 through 2/14/2016.

(3)	The shares underlying this option vest in equal amounts on a monthly basis from 10/19/2013 through 7/19/2016.

(4)	25% of the shares underlying this option vested on 9/4/2013 and the remainder vest in equal amounts on a monthly basis from 10/4/2013 through 9/4/2016.

(5)	25% of the shares underlying this option vested on 1/28/2014 and the remainder vest in equal amounts on a monthly basis from 2/28/14 through 1/28/2017.

(6)	The shares underlying this option vest in equal amounts on a monthly basis from 10/14/2013 through 2/14/2016.

(7)

The shares underlying this option vest upon the achievement of specific performance criteria, the performance period of which originally ended in January 2013. In October 2013, our board of directors extended the performance period through January 2014.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors during fiscal 2013. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our board of directors during fiscal 2013. We reimburse non-employee directors for reasonable travel expenses. Mr. Jachinowski, our Chief Executive Officer, receives no compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Mr. Jachinowski as an employee during fiscal 2013 is presented in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Stock Awards(2)		Total
Robert N. Wilson	—	—	$6,725		$6,725
Peter P. D’Angelo	—	—	$6,725		$6,725
Paul A. Volcker	—	—	—		—
Jay Moorin	—	—	$6,725	(3)	$6,725
Anders D. Hove, M.D.	—	—	—		—
Myles D. Greenberg, M.D.	—	—	—		—
Jay Rao, M.D.(4)	—	—	—		—
Stephen Buckley, Jr.	$45,000	$20,513	—		$65,513

(1)

Amounts represent the aggregate grant-date fair value of option awards granted to our directors during fiscal 2013 computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements and discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The amounts above reflect our aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by the directors.

(2)

Amounts represent the aggregate grant-date fair value of restricted stock awards granted to our directors during fiscal 2013 computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements and discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The amounts above reflect our aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by the directors.

(3)	Amounts represent a restricted grant award made to ProQuest Investments IV, L.P., as Mr. Moorin is a General Partner at ProQuest Investments.

(4)	Dr. Rao resigned from the board of directors in May 2014.

Our board of directors plans on adopting a non-employee director compensation policy that will be effective as of the completion of this offering that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber non-employee directors. Under this policy, all non-employee directors will be paid cash compensation from and after the completion of this offering, as set forth below:

Annual Retainer
Board of Directors:
All non-employee members	$
Additional retainer for Non-Executive Chairman of the Board of Directors	$

Audit Committee:
Chairman	$
Non-Chairman members	$

Compensation Committee:
Chairman	$
Non-Chairman members	$

Nominating and Corporate Governance Committee:
Chairman	$
Non-Chairman members	$

Under the nonemployee director compensation policy, each person who is initially appointed or elected to the board of directors will be eligible for an option grant to purchase up to             shares of our common stock under our stock option plan on the date he or she first becomes a nonemployee director, which will vest annually over a         period. In addition, on the date of the annual meeting of stockholders, each continuing nonemployee director who has served on the board of directors for a minimum of six months will be eligible to receive an annual option grant to purchase up to                  shares of our common stock, which will vest in full upon the earlier of the first anniversary of the date of grant or the date of the following annual meeting of stockholders. All of the foregoing options will be granted at fair market value on the date of grant.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk-taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on the company.

Stock Option Plans

Amended and Restated 2005 Stock Option and Incentive Plan

The Amended and Restated 2005 Stock Option and Incentive Plan, or 2005 Stock Option Plan, was approved by our board of directors and our stockholders on April 29, 2005 and was most recently amended on September 17, 2012. Under the 2005 Stock Option Plan, 1,335,902 shares of common stock have been reserved for issuance in the form of incentive stock options, non-qualified stock options, restricted stock, unrestricted stock or any combination of the foregoing. The shares issuable pursuant to awards granted under the 2005 Stock Option Plan are authorized but unissued shares of our common stock.

The 2005 Stock Option Plan is administered by the board of directors or any committee thereof. Furthermore, the board of directors may delegate authority to grant a set number of options over a set period of time to one or more executive officers. The board of directors has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2005 Stock Option Plan. Employees, nonemployee directors and other key persons (including consultants) are eligible to receive awards under the 2005 Stock Option Plan.

The 2005 Stock Option Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of each stock option is determined by our board of directors. The term of each stock option is fixed by the board of directors and may not exceed ten years from the date of grant. The board of directors also determines vesting schedule for granted stock options.

The board of directors may award restricted stock to participants subject to such conditions and restrictions as it may determine. The board of directors may also grant other stock-based awards such as stock appreciation rights, phantom stock awards and stock units.

The 2005 Stock Option Plan provides that upon the effectiveness of an “acquisition,” as defined in the 2005 Stock Option Plan, the board of directors will make appropriate provision for the continuation of the stock options and other equity interests or the assumption of such stock options and other equity interests by the surviving entity. In addition to, or in the alternative, the board of directors may require the exercise of certain options or terminate such awards for a cash payment. In the event that the board of directors desires to terminate any award that has not yet vested, the board of directors must fully accelerate that portion of the award that is to be terminated. Further, unless otherwise expressly provided in the award, if a participant’s employment with us or our successor is terminated without cause, or the participant leaves for good reason, within twenty-four months following an acquisition, the award will automatically accelerate.

Our board of directors may amend or discontinue the 2005 Stock Option Plan and may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, including option repricing, but no such action may adversely affect rights under an award without the holder’s consent.

2014 Stock Option Plan

On                     , 2014, our board of directors adopted and thereafter our stockholders approved our 2014 Stock Option and Incentive Plan, or 2014 Stock Option Plan, which will become effective upon the completion of this offering and will replace the 2005 Stock Option Plan. Our 2014 Stock Option Plan provides us flexibility to use various equity-based incentive and other awards as compensation tools to motivate our workforce. These tools include stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance share awards and cash-based awards. The 2014 Stock Option Plan will become effective immediately prior to the completion of this offering.

We have initially reserved             shares of common stock for the issuance of awards under the 2014 Stock Option Plan (including             shares of common stock reserved for issuance under our 2005 Stock Option Plan, which will be added to the shares reserved under the 2014 Stock Option Plan), which will be cumulatively increased by     % of the number of shares of common stock issued and outstanding on the immediately preceding September 30. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares issuable pursuant to awards granted under the 2014 Stock Option Plan will be authorized but unissued shares of common stock or shares of common stock that we reacquire. The shares of common stock underlying any awards from the 2014 Stock Option Plan and the 2005 Stock Option Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of common stock, expire or are otherwise terminated (other than by exercise) under the 2014 Stock Option Plan will be added back to the shares available for issuance under the 2014 Stock Option Plan.

Under the 2014 Stock Option Plan, stock options or stock appreciation rights with respect to no more than             shares may be granted to any one individual in any one calendar year and the maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the initial number of shares reserved and available for issuance under the 2014 Stock Option Plan.

The 2014 Stock Option Plan will be administered by the compensation committee of the board of directors. The compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Stock Option Plan. Employees, nonemployee directors and other key persons (including consultants) are eligible to receive awards under the 2014 Stock Option Plan.

The 2014 Stock Option Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of each stock option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant or, in the case of an incentive stock option granted to a 10% owner, less than 110% of the fair market value of our common stock on the date of grant. The term of each stock option will be fixed by the compensation committee and may not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% owner). The compensation committee will also determine vesting schedule for granted stock options.

The compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

The compensation committee may award restricted stock or restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or service with us through a specified vesting period. The compensation committee may also grant cash-based awards to participants subject to such conditions and restrictions as it may determine. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2014 Stock Option Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

The compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

The compensation committee may grant cash bonuses under the 2014 Stock Option Plan to participants, subject to the achievement of certain performance goals.

The compensation committee may grant performance-based awards to participants in the form of restricted stock, restricted stock units, performance shares or cash-based awards upon the achievement of certain performance goals and such other conditions as the compensation committee shall determine. The compensation committee may grant such performance-based awards under the 2014 Stock Option Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, sales or revenue, development, clinical or regulatory milestones, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that

may be made to any one employee during any one calendar year period is             shares with respect to a stock-based award and $         with respect to a cash-based award.

The 2014 Stock Option Plan provides that upon the effectiveness of a “sale event,” as defined in the 2014 Stock Option Plan, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and all awards granted under the 2014 Stock Option Plan shall terminate. In addition, in connection with the termination of the 2014 Stock Option Plan upon a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2014 Stock Option Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, including option repricing, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Stock Option Plan may require the approval of our stockholders. No awards may be granted under the 2014 Stock Option Plan after the date that is ten years from the date of stockholder approval of the 2014 Stock Option Plan.

Senior Executive Cash Incentive Bonus Plan

On                     , 2014, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, which will become effective upon completion of this offering. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to corporate, financial and operational measures or objectives, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); sales or revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical or regulatory milestones; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and the company, an executive officer must be employed by the company on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Other Compensation

We currently maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance and dental insurance.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive and Director Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since April 1, 2011 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Private Placements of Securities

Series D-1 Financing

On March 8, 2011, we entered into a securities purchase agreement, as amended, with certain existing investors pursuant to which we issued, in a series of closings, an aggregate of 827,184 shares of our Series D-1 redeemable convertible preferred stock at a price of $17.15 per share and warrants to purchase 165,430 shares of our Series D-1 redeemable convertible preferred stock at an exercise price of $0.01 per share.

The following table summarizes the participation in the Series D-1 redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons following.

Name	Shares of Series D-1 Preferred	Aggregate Purchase Price Paid	Date Purchased	Shares of Series D-1 Preferred Under Warrants
Z-3 Investors, LLC	27,552	$472,517	4/12/2011	5,510

October 2011 Convertible Note Financing

On October 6, 2011, we entered into a note purchase agreement pursuant to which we issued promissory notes, in two closings, for up to an aggregate principal amount of $10,000,000 to certain existing investors, which were convertible, under certain circumstances, into shares of the securities issued in our next qualified financing round. The promissory notes incurred interest at a rate of 13% per annum.

The following table summarizes the participation in the promissory note financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name	Convertible Promissory Note Principal Amount	Date Purchased
CHLS (Still River) LLC	$3,184,582	10/6/2011
Venrock Healthcare Partners, L.P.	$751,561	10/6/2011
VHCP Co-Investment Holdings, LLC	$137,470	10/6/2011
CHL Medical Partners III, L.P.	$479,873	10/6/2011
CHL Medical Partners III Side Fund, L.P.	$43,087	10/6/2011
Robert N. Wilson	$403,427	10/6/2011

On January 12, 2012, the principal and accrued interest of these convertible promissory notes were converted, in accordance with their terms and at their respective conversion prices, into shares of Series E redeemable convertible preferred stock, and following such conversion, the promissory notes were cancelled.

Series E Financing

On January 12, 2012, we entered into a securities purchase agreement with certain existing investors pursuant to which we agreed to issue, in a series of closings, up to an aggregate of 2,801,991 shares of our Series E redeemable convertible preferred stock at a price of $16.06 per share paid for in cash and the cancellation of outstanding promissory notes.

The following table summarizes the participation in the Series E redeemable convertible preferred stock financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name	Shares of Series E Preferred	Purchase Price Paid in Cash	Purchase Price from Note Cancellation	Date Purchased
CHLS (Still River) LLC	435,010	$3,690,524	$3,295,736	1/12/2012
CHLS (Still River) LLC	348,008	$5,589,008	$—	7/19/2012
Robert N. Wilson	111,111	$1,366,935	$417,508	1/12/2012
Robert N. Wilson	88,889	$1,427,557	$—	7/19/2012
Venrock Healthcare Capital Partners, L.P.	48,430	$—	$777,794	1/12/2012
Venrock Healthcare Capital Partners, L.P.	38,744	$622,229	$—	7/19/2012
VHCP Co-Investment Holdings, LLC	8,858	$—	$142,269	1/12/2012
VHCP Co-Investment Holdings, LLC	7,087	$113,817	$—	7/19/2012
CHL Medical Partners III, L.P.	95,227	$1,032,723	$496,623	1/12/2012
CHL Medical Partners III, L.P.	76,182	$1,223,483	$—	7/19/2012
CHL Medical Partners III Side Fund, L.P.	8,550	$92,722	$44,591	1/12/2012
CHL Medical Partners III Side Fund, L.P.	6,840	$109,850	$—	7/19/2012
Z-3 Investors, LLC	51,889	$833,337	$—	1/12/2012
Z-3 Investors, LLC	41,511	$666,667	$—	7/19/2012
Marc Buntaine & Catherine Buntaine	5,189	$83,336	$—	1/12/2012
Marc Buntaine & Catherine Buntaine	4,151	$66,665	$—	7/19/2012
Paul A. Volcker	5,318	$85,407	$—	1/12/2012
Paul A. Volcker	4,254	$68,319	$—	7/19/2012
ProQuest Investments IV, L.P.*	553,480	$8,888,889	$—	7/19/2012
*	ProQuest Investments IV, L.P. also participated in the initial closing of the Series E financing in January 2012 prior to becoming a holder of more than 5% of our capital stock.

February 2013 Convertible Note Financing

On February 13, 2013, we entered into a note purchase agreement pursuant to which we issued promissory notes, in two closings, for an aggregate principal amount of $10,000,000 to certain existing investors, which were convertible, under certain circumstances, into shares of the securities to be issued in our next qualified financing round. The promissory notes incurred interest at a rate of 12% per annum.

The following table summarizes the participation in the promissory note financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name	Convertible Promissory Note Principal Amount	Date Purchased
CHLS (Still River) LLC	$4,702,494	2/13/2013
Venrock Healthcare Partners, L.P.	$964,012	2/13/2013
VHCP Co-Investment Holdings, LLC	$176,328	2/13/2013
CHL Medical Partners III, L.P.	$787,647	2/13/2013
Robert N. Wilson	$761,631	2/13/2013
ProQuest Investments IV, L.P.	$1,860,223	2/13/2013
CHL Medical Partners III Side Fund, L.P.	$71,562	3/7/2013
Z-3 Investors, LLC	$676,106	3/7/2013

On April 25, 2013, the principal and accrued interest of these convertible promissory notes were converted, in accordance with their terms and at their respective conversion prices, into shares of Series E redeemable convertible preferred stock, and following such conversion, the notes were cancelled.

Series E Financing Extension

On April 25, 2013, we entered into a securities purchase agreement with certain existing investors pursuant to which we agreed to issue up to an aggregate of 1,556,662 additional shares of our Series E redeemable convertible preferred stock over two closings at a price of $16.06 and warrants to purchase 65,517 shares of our Series E redeemable convertible preferred stock at an exercise price of $16.06 per share.

Name	Shares of Series E Preferred	Purchase Price Paid in Cash	Purchase Price from Note Cancellation	Date Purchased	Shares of Series E Preferred Under Warrants
CHLS (Still River) LLC	620,848	$5,157,012	$4,813,807	4/25/2013	—
CHLS (Still River) LLC	38,830	$623,610	$—	5/22/2013	38,830
Robert N. Wilson	99,114	$812,362	$779,409	4/25/2013	—
Robert N. Wilson	6,199	$99,556	$—	5/22/2013	6,199
Venrock Healthcare Capital Partners, L.P.	126,713	$1,048,497	$986,514	4/25/2013	—
VHCP Co-Investment Holdings, LLC	23,177	$191,779	$180,444	4/25/2013	—
CHL Medical Partners III, L.P.	104,705	$872,376	$809,186	4/25/2013	—
CHL Medical Partners III Side Fund, L.P.	9,068	$76,469	$68,479	4/25/2013	—
Z-3 Investors, LLC	42,776	$—	$686,997	4/25/2013	—
Z-3 Investors, LLC	49,090	$788,371	$15	5/22/2013	—
Marc Buntaine & Catherine Buntaine	4,202	$67,484	$—	5/22/2013	—
ProQuest Investments IV, L.P.	252,757	$2,155,631	$1,903,646	4/25/2013	—
ProQuest Investments IV, L.P.	15,808	$253,876	$—	5/22/2013	15,808
Paul A. Volcker	7,990	$128,319	$—	5/22/2013	—

Agreements with Stockholders

In connection with the Series E redeemable convertible preferred stock financing, we entered into the Fourth Amended and Restated Investors’ Rights Agreement, or investor rights agreement, dated as of January 12, 2012, with certain of our stockholders, including our principal stockholders and their affiliates and the Fourth Amended and Restated Stockholders Agreement, or stockholders agreement, dated as of January 12, 2012, with certain of our stockholders, including our principal stockholders and their affiliates. All of the provisions of these agreements will terminate immediately upon completion of the offering, except for (i) the provisions relating to registration rights in our investor rights agreement, which will continue in effect following completion of the offering and entitle the holders of such rights to have us register their shares of our common stock for sale in the United States (see “Description of Capital Stock—Registration Rights”), and (ii) the lock-up provisions of each agreement which will continue in effect following completion of this offering.

Executive Officer and Director Compensation

See “Executive and Director Compensation” for information regarding compensation of directors and executive officers.

Employment Agreements

We have entered into offer letters or employment agreements with our executive officers. For more information regarding our agreements with our named executive officers for fiscal 2013, see “Executive and Director Compensation—Employment Arrangements with Our Named Executive Officers.”

Indemnification Agreements

We have entered into or plan to enter into indemnification agreements with each of our directors and officers, the forms of which are attached as exhibits to the registration statement of which this prospectus is a part. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws which will be in effect upon the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 30, 2014 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on              shares of our common stock outstanding as of March 31, 2014, which includes 8,903,506 shares of common stock resulting from the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering, as if this conversion had occurred as of March 31, 2014. Percentage ownership of our common stock after this offering assumes our sale of             shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Mevion Medical Systems, Inc., 300 Foster St., Littleton, MA 01460.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% or greater stockholders:
CHLS (Still River) LLC(1) 500 Park Ave. New York, NY 10022	3,846,600	35.3%

Entities affiliated with CHL Medical Partners(2) 1055 Washington Boulevard, 6th Floor Stamford, CT 06901	695,022	6.4%

Entities affiliated with ProQuest Investments(3) 2430 Vanderbilt Beach Road # 108-109 Naples, FL 34109	1,534,703	14.1%

Entities affiliated with Venrock Healthcare Partners(4) 530 Fifth Avenue, 22nd Floor New York, NY 10036	913,292	8.4%

Marc Buntaine and his affiliates(5) 5 Wildwood Drive Sherborn, MA 01770	624,579	5.7%

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Directors and named executive officers:
Joseph K. Jachinowski(6)	277,130	2.5%
Donald B. Melson(7)	26,232	*
Michael Cogswell(8)	28,122	*
Robert N. Wilson(9)	623,887	5.7%
Peter P. D’Angelo(10)	3,855,100	35.4%
Paul A. Volcker(11)	53,910	*
Jay Moorin(12)	1,534,703	14.1%
Anders D. Hove(13)	919,344	8.4%
Myles D. Greenberg(14)	695,022	6.4%
Stephen Buckley, Jr.(15)	5,312	*
Jay Rao(16)	6,302	*
All executive officers and directors as a group (11 persons)	8,025,064	73.6%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)

Consists of (i) 166,665 shares of common stock underlying shares of Series A redeemable convertible preferred stock, or Series A Stock, (ii) 204,365 shares of common stock underlying shares of Series B redeemable convertible preferred stock, or Series B Stock, (iii) 313,642 shares of common stock underlying shares of Series C redeemable convertible preferred stock, or Series C Stock, (iv) 1,145,290 shares of common stock underlying shares of Series D redeemable convertible preferred stock, or Series D Stock, (v) 445,927 shares of common stock underlying shares of Series D-1 redeemable convertible preferred stock, or Series D-1 Stock, and 89,185 shares of common stock underlying warrants to purchase Series D-1 Stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date, and (vi) 1,442,696 shares of common stock underlying shares of Series E redeemable convertible preferred stock, or Series E Stock, and 38,830 shares of common stock underlying warrants to purchase Series E Stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date. All shares are held directly by CHLS (Still River) LLC. Caxton Health Holdings LLC, the managing member of CHLS (Still River) LLC, may be deemed to have voting and dispositive power over the shares held by CHLS (Still River) LLC, and Peter P. D’Angelo, as an authorized officer, may be deemed to share voting or dispositive power over the shares held by CHLS (Still River) LLC. No stockholder, director, officer, manager, member or employee of CHLS (Still River) LLC or Caxton Health Holdings LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act) of any shares held by CHLS (Still River) LLC.

(2)

Consists of (i) 275,366 shares of common stock underlying shares of Series D Stock held by CHL Medical Partners III, L.P., or CHL LP, (ii) 67,098 shares of common stock underlying shares of Series D-1 Stock and 13,418 shares of common stock underlying warrants to purchase Series D-1 Stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date held by CHL LP, (iii) 276,114 shares of common stock underlying shares of Series E Stock held by CHL LP, (iv) 5,545 shares of common stock underlying options to purchase common stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date held by CHL LP, (v) 25,166 shares of common stock underlying shares of Series D Stock held by CHL Medical Partners III Side Fund, L.P, or CHL SF, (vi) 6,127 shares of common stock underlying shares of Series D-1 Stock held by CHL SF, (vii) 24,458 shares of Series E Stock held by CHL SF, (viii) 506 shares of common stock underlying options to purchase common stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date held by CHL SF and (ix) 1,224 shares of common stock underlying warrants to purchase Series D-1 Stock exercisable as, at, or within 60 days of, March 31, 2014 held by CHL SF. All shares are held directly by CHL LP or CHL SF. CHL Medical Partners III, LLC, or CHL LLC, is the General Partner of CHL LP and CHL SF and, along with its authorized officer Myles D. Greenberg, may be deemed to have voting and dispositive power over the shares held by CHL LP and CHL SF. No stockholder, director, officer, manager, member or employee of CHL LLC, CHL LP and CHL SF has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by CHL LP and CHL SF.

(3)

Consists of (i) 5,000 shares of common stock held by ProQuest Management LLC, or ProQuest Management, (ii) 1,513,895 shares of common stock underlying shares of Series E Stock held by ProQuest Investments IV, L.P., or ProQuest LP, and (iii) 15,808 shares of common stock underlying warrants to purchase Series E Stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date held by ProQuest LP. ProQuest Associates IV LLC, or ProQuest LLC, is the General Partner of ProQuest LP and, along with its authorized officers, Pasquale DeAgnelis and Jay Moorin may be deemed to have voting and dispositive power over the shares held by ProQuest LP. ProQuest Management is 50% owned by Jay Moorin who, along with Alain Schreiber, shares power to vote and dispose of the shares held by ProQuest Management. No stockholder, director, officer, manager, member or employee of ProQuest Management, ProQuest LP or ProQuest LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by ProQuest LP.

(4)

Consists of (i) 431,902 shares of common stock underlying shares of Series D Stock held by Venrock Healthcare Capital Partners, L.P., or Venrock, (ii) 105,237 shares of common stock underlying shares of Series D-1 Stock and 21,046 shares of common stock underlying warrants to purchase Series D-1 Stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date held by Venrock, (iii) 213,887 shares of common stock underlying shares of Series E Stock held by Venrock, (iv) 79,005 shares of common stock underlying shares of Series D Stock held by VHCP Co-Investment Holdings, LLC, or VHCP, (v) 19,245 shares of common stock underlying shares of Series D-1 Stock and 3,848 shares of common stock underlying warrants to purchase Series D-1 Stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date held by VHCP, and (vi) 39,122 shares of Series E Stock held by VHCP. All shares are held directly by Venrock or VHCP. VHCP Management, LLC, or VHCP Management, is the General Partner of Venrock and the Manager of VHCP and, along with its authorized officers, Anders D. Hove may be deemed to have voting and dispositive power over the shares held by Venrock and VHCP. No stockholder, director, officer, manager, member or employee of Venrock, VHCP and VHCP Management has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Venrock and VHCP.

(5)

Consists of (i) 16,200 shares of common stock held by Marc Buntaine, (ii) 11,362 shares of common stock underlying shares of Series A Stock held by Marc Buntaine, (iii) 13,542 shares of common stock underlying shares of Series E Stock held by Marc Buntaine, (iv) 38,989 shares of common stock underlying options to purchase common stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date held by Marc Buntaine, (v) 47,601 shares of common stock underlying shares Series B Stock held by Z-3 Investors, LLC, or Z-3, (vi) 100,267 shares of common stock underlying shares of Series C Stock held by Z-3, (vii) 176,047 shares of common stock underlying shares of Series D Stock held by Z-3, (viii) 35,305 shares of common stock underlying shares of Series D-1 Stock held by Z-3, and (ix) 185,266 shares of common stock underlying shares of Series E Stock held by Z-3. Marc Buntaine is the General Partner of Z-3 and could be deemed to have voting and dispositive power over the shares held by Z-3.

(6)	Consists of 277,130 shares of common stock underlying options that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date.

(7)	Consists of 26,232 shares of common stock underlying options that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date.

(8)	Consists of 28,122 shares of common stock underlying options that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date.

(9)

Consists of (i) 12,750 shares of common stock, (ii) 231,840 shares of common stock underlying shares of Series D Stock (iii) 56,488 shares of common stock underlying shares of Series D-1 Stock and 11,297 shares of common stock underlying warrants to purchase Series D-1 Stock that are exercisable as of March 31,

2014 or will become exercisable within 60 days after such date, and (iv) 305,313 shares of common stock underlying shares of Series E Stock and 6,199 shares of common stock underlying warrants to purchase Series E Stock that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date.

(10)

Consists of (i) 8,500 shares of common stock and (ii) 3,846,600 shares of common stock underlying shares of redeemable convertible preferred stock or warrants beneficially owned by CHLS (Still River) LLC. Mr. D’Angelo is the president of Caxton Health Holdings LLC and may be deemed to have voting and investment power over the shares held by CHLS (Still River) LLC. Mr. D’Angelo disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

(11)

Consists of (i) 250 shares of common stock, (ii) 29,796 shares of common stock underlying shares of Series D Stock, (iii) 17,562 shares of common stock underlying shares of Series E Stock, (iv) and 6,302 shares of common stock underlying options that are exercisable as of March 31, 2014 or will become so exercisable within 60 days after such date.

(12)

Consists of 5,000 shares of common stock and 1,529,703 shares of common stock underlying shares of redeemable convertible preferred stock or warrants beneficially owned by ProQuest Investments IV, L.P. Mr. Moorin is a General Partner at ProQuest Investments and may be deemed to have voting and investment power over the shares held by ProQuest Investments IV, L.P. Mr. Moorin disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

(13)

Consists of (i) 6,052 shares of common stock underlying options that are exercisable as of March 31, 2014 or will become exercisable within 60 day after such date owned by VR Management, and (ii) 913,292 shares of common stock underlying shares of redeemable convertible preferred stock beneficially owned by Venrock and VHCP. Dr. Hove is a Managing Member at VHCP Management and may be deemed to have voting and investment power over the shares held by Venrock and VHCP. Dr. Hove disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

(14)

Consists of 695,022 shares of common stock underlying shares of redeemable convertible preferred stock, warrants, and options beneficially owned by CHL LP and CHL SF. Dr. Greenberg is a vice president at CHL LLC and may be deemed to have voting and investment power over the shares held by CHL LP and CHL SF. Dr. Greenberg disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

(15)	Consists of 5,312 shares of common stock underlying options that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date.

(16)

Includes 6,302 shares of common stock underlying options that are exercisable as of March 31, 2014 or will become exercisable within 60 days after such date. Mr. Rao resigned from our board of directors in May 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of             shares of common stock, $0.001 par value per share, and             shares of undesignated preferred stock, $0.001 par value per share.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into 8,903,506 shares of our common stock, which will occur upon the completion of this offering, as of March 31, 2014, there were              shares of our common stock outstanding, held by          stockholders of record, and no shares of preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of NASDAQ to issue additional shares of our capital stock.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “Anti-Takeover Provisions” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated bylaws.

Preferred Stock

Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of             shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions—Undesignated preferred stock” below.

Warrants

As of March 31, 2014, warrants to purchase a total of 159,920 shares of our Series D-1 redeemable convertible preferred stock were outstanding with an exercise price of $0.01 per share. These warrants to purchase Series D-1 redeemable convertible preferred stock are exercisable immediately and expire on the completion of this initial public offering.

As of March 31, 2014, warrants to purchase a total of 65,517 shares of our Series E redeemable convertible preferred stock were outstanding with an exercise price of $16.06 per share. These warrants to purchase Series E redeemable convertible preferred stock are exercisable immediately and expire on the completion of this initial public offering.

Registration rights

The holders of shares of our common stock issued and issuable upon conversion of the shares of redeemable convertible preferred stock are parties to the investor rights agreement and have registration rights. The shares held by investors party to this agreement represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144 under the Securities Act of 1933, as amended, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. Under the investors rights agreement there are registration rights and shares subject to all registrable securities.

Demand registration rights

Following the 180 day anniversary of the date of this prospectus, the holders of at least a majority of the registrable shares may require us to file a registration statement under the Securities Act on a Form S-1 or S-3, if available, at our expense with respect to the resale of their registrable shares, and we are required to use our best efforts to effect the registration.

Piggyback registration rights

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of registrable shares are entitled to notice of such registration and to request that we include registrable shares for resale on such registration statement, subject to the right of any underwriter to limit the number of shares included in such registration.

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The investors rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to us except in the event of fraud and they are obligated to indemnify us for misstatements or omissions attributable to them.

The registration rights will terminate upon the later of a deemed liquidation event and such time as Rule 144 or another similar exemption under the Securities Act is available.

Stockholder Agreement

The stockholders agreement provides for certain rights and obligations, such as board composition requirements and stock transfer restrictions. This agreement will terminate upon the completion of this offering; however, the lock-up provision under the agreement will survive termination pursuant to the terms of the agreement. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.    In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the outstanding shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.    Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders.    Our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws.

Amendment to certificate of incorporation and bylaws.    As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.    Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be            .

Listing

We intend to apply for the listing of our common stock on the NASDAQ Global Market under the symbol “MEVI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2014, we will have a total of             shares of our common stock outstanding. Of these outstanding shares, all of the             shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and certain holders of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investors rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of             , shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 180 days after the date of this prospectus,             additional shares of common stock will become eligible for sale in the public market, of which             shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and certain holders of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their discretion, and with our consent, release any of the securities subject to these lock-up agreements at any time. These agreements, and the exceptions thereto, are described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

We are party to an investor rights agreement which provides that holders holding 8,903,506 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock with the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2005 Stock Option Plan and our 2014 Stock Option Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See “Executive and Director Compensation—Stock Option Plans” for a description of our equity incentive plans.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of our common stock applicable to non-U.S. holders (as defined below). It is not intended to be a complete analysis of all the U.S. federal income tax considerations that may be relevant to non-U.S. holders. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, which may result in U.S. federal income tax consequences materially different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. There can be no assurance that the IRS will agree with such statements and conclusions or that any contrary position taken by the IRS would not be sustained by a court. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This summary also does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of any non-U.S., state or local taxes, the alternative minimum tax, or the Medicare tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	an integral part or controlled entity of a foreign sovereign;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	controlled foreign corporations or passive foreign investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. If a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a share of common stock received that is (i) a foreign corporation, (ii) a nonresident alien individual, or (iii) a foreign estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note or share of common stock.

Distributions on Our Common Stock

We have not made any distributions on our common stock and do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your tax basis in our common stock, but not below zero, and then will be treated as capital gain from the sale of stock, which will be subject to tax as described in “Gain on Disposition of Common Stock”, below. Any such distributions will also be subject to the discussion below under the section titled “FATCA.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 or successor form certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons (as defined in the Code), net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders are urged to consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts withheld if you file an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business and if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-based maintained by you in the United States;

•

you are an individual non-U.S. holder who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty ) on the net gain derived from the sale, which may be offset by U.S.-source capital losses (even though you are not considered a resident of the United States) provided that you have timely filed a U.S. federal income tax return with respect to such losses. You should consult any applicable income tax or other treaties, which may provide different rules.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding the disposition or your holding period for our common stock. If gain on the sale or other taxable disposition of our stock is ever subject to tax because we are a USRPHC, you would be subject to regular U.S. federal income tax with respect to such gain, generally in the same manner as a U.S. person.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8 or successor form. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally will impose a U.S. federal withholding tax on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA potentially imposes a 30% withholding tax on dividends on or gross proceeds from the sale or other disposition of our common stock if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under FATCA, withholding on dividends of our stock, will be required for payments made on or after July 1, 2014, and withholding on payments of gross proceeds from the sale or disposition of our stock will be required for payments made on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their tax advisors regarding the impact of this legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Leerink Partners LLC
Oppenheimer & Co. Inc.

Total

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over-Allotment Exercise	With Full Over-Allotment Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, and the qualification of our common stock under state securities laws.

A prospectus in electronic format may be made available on the website maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers, and our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make such offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In our case, we and the underwriters have agreed in the underwriting agreement to certain exceptions to these restrictions.

In the case of our directors, executive officers and stockholders, such restrictions shall not apply to the following, subject to certain conditions:

(a)	sales of shares of common stock acquired in this offering or open market transactions after the date of the offering;

(b)	transfers of shares of common stock as a bona fide gift or gifts or by will or intestacy in a transaction not involving a disposition for value;

(c)

if the stockholder is an individual, transfers of shares of common stock or any security directly or indirectly convertible into common stock to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, or limited partnerships the partners of which are the stockholder and/or the immediate family members of the stockholder, in each case for estate planning purposes;

(d)

if the stockholder is a trust, distributions of shares of common stock or any security directly or indirectly convertible into common stock to its beneficiaries in a transaction not involving a disposition for value;

(e)

if the stockholder is a corporation, limited liability company, partnership or other entity, distribution of shares of common stock or any security directly or indirectly convertible into common stock to current members, stockholders, limited partners, subsidiaries or affiliates of the stockholder or to any investment fund or other entity that controls or manages the stockholder in a transaction not involving a disposition for value;

(f)

the receipt by the stockholder of shares of common stock in connection with the conversion of our outstanding redeemable convertible preferred stock upon the consummation of this offering into shares of common stock, provided that any such shares of common stock received upon such conversion shall be subject to the restrictions specified above;

(g)

transfers to us pursuant to agreements under which we have the option to repurchase such shares or securities upon termination of service of the stockholder, provided that the repurchase price for any such shares or securities shall not exceed the original purchase price paid by the stockholder to us for such shares or securities;

(h)

the receipt by the stockholder from us of shares of common stock upon the exercise of options or warrants, provided that any such shares of common stock received upon such exercise shall be subject to the restrictions specified above;

(i)

the establishment of a trading plan that satisfies the requirements of Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that there will be no transfer of shares of the stockholder’s common stock during the 180-day restricted period referred to above; and

(j)	a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common stock involving a change of control of our company.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

We will apply to have our common stock approved for listing on NASDAQ Global Market under the symbol “MEVI”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated balance sheet as of September 30, 2013 and the consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year then ended appearing in this Prospectus and Registration Statement have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet as of September 30, 2012 and the consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year then ended appearing in this Prospectus and Registration Statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.mevion.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Mevion Medical Systems, Inc. and Subsidiaries

Index to Consolidated Financial Statements

Pages
Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets as of September 30, 2013 and 2012 and as of March 31, 2014 (unaudited), Actual and Pro Forma	F-4

Consolidated Statements of Operations for the Years Ended September 30, 2013 and 2012 and the Six Months Ended March 31, 2014 and 2013 (unaudited)	F-5

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Years Ended September 30, 2013 and 2012 and the Six Months Ended March 31, 2014 (unaudited)	F-6

Consolidated Statements of Cash Flows for the Years Ended September 30, 2013 and 2012 and the Six Months Ended March 31, 2014 and 2013 (unaudited)	F-9

Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Mevion Medical Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Mevion Medical Systems, Inc. and Subsidiaries as of September 30, 2013, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mevion Medical Systems, Inc. and Subsidiaries as of September 30, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Boston, Massachusetts

June 10, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Mevion Medical Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Mevion Medical Systems, Inc. and Subsidiaries as of September 30, 2012, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mevion Medical Systems, Inc. and Subsidiaries as of September 30, 2012, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado

June 10, 2014

Mevion Medical Systems, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands)

	September 30, 2013	September 30, 2012	March 31, 2014	Pro Forma March 31, 2014
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,058	$19,084	$18,559	$18,559
Accounts receivable	—	—	1,086	1,086
Inventories	39,819	26,539	47,041	47,041
Deposits on inventory purchases	1,858	3,729	1,481	1,481
Prepaid expenses	366	356	610	610
Other current assets	19	75	255	255

Total current assets	54,120	49,783	69,032	69,032
Property and equipment, net	6,072	5,178	5,756	5,756
Deferred financing costs, net	1,035	—	1,243	1,243
Other assets	183	198	162	162

Total Assets	$61,410	$55,159	$76,193	$76,193

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,104	$2,938	$3,111	$3,111
Accrued expenses	934	585	845	845
Accrued compensation and benefits	1,883	1,484	1,883	1,883
Deferred revenue	—	—	4,052	4,052
Customer deposits	38,040	38,630	50,540	50,540
Contract loss accruals	2,234	2,086	3,938	3,938
Other liabilities	—	—	4,720	4,720
Accrued financing fees, current portion	128	—	171	171

Total current liabilities	45,323	45,723	69,260	69,260
Long-term liabilities:
Long term debt, net	19,817	—	29,635	29,635
Deferred revenue	357	357	1,329	1,329
Accrued financing fees, net of current portion	246	—	753	753
Warrant liability	1,787	1,278	3,529	—
Other non-current liabilities	244	143	264	264

Total liabilities	67,774	47,501	104,770	101,241

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, $0.01 par value—aggregate liquidation preference of $158,131, $140,958, and $158,131 at September 30, 2013, September 30, 2012, and March 31, 2014 (unaudited), respectively	155,533	138,263	155,914	—

Stockholders’ deficit:
Common stock, $0.001 par value—authorized 12,000 shares; issued and outstanding, 471 shares, 141 shares, 473 shares, and 9,377 shares at September 30, 2013, September 30, 2012, March 31, 2014 (unaudited), and March 31, 2014 pro forma (unaudited), respectively	—	—	—	9
Additional paid-in capital	1,147	492	903	160,337
Accumulated deficit	(163,044)	(131,097)	(185,394)	(185,394)

Total stockholders’ deficit	(161,897)	(130,605)	(184,491)	(25,048)

Total Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit	$61,410	$55,159	$76,193	$76,193

See accompanying notes to consolidated financial statements.

Mevion Medical Systems, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	September 30,		Six Months Ended March 31,
	2013	2012	2014	2013
			(unaudited)

Revenue	$—	$—	$—	$—
Cost of revenue	—	—	4,408	—

Gross loss	—	—	(4,408)	—
Operating expenses:
Research and development	26,155	18,921	8,614	10,846
Selling and marketing	3,779	2,473	1,660	1,768
General and administrative	7,804	7,276	4,009	4,154

Total operating expenses	37,738	28,670	14,283	16,768
Gain on termination of contracts	—	750	—	—

Loss from operations	(37,738)	(27,920)	(18,691)	(16,768)
Other income (expense):
Interest expense	(1,117)	(144)	(1,897)	(150)
(Loss) gain on revaluation of warrants	(44)	1,514	(1,742)	—
Other (expense) income, net	(7)	14	(20)	(3)

Total other (expense) income, net	(1,168)	1,384	(3,659)	(153)

Net loss	(38,906)	(26,536)	(22,350)	(16,921)
Accretion of redeemable convertible preferred stock to redemption value	(659)	(572)	(381)	(296)
Gain on extinguishment of redeemable convertible preferred stock	6,959	—	—	—

Net loss attributable to common stockholders	$(32,606)	$(27,108)	$(22,731)	$(17,217)

Net loss per share attributable to common stockholders—basic and diluted	$(118.68)	$(207.10)	$(49.00)	$(129.02)

Weighted-average common shares used in computing net loss per share attributable to common stockholders—basic and diluted	275	131	464	133

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)	$(4.60)		$(2.39)

Pro forma weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted (unaudited)	8,465		9,368

See accompanying notes to consolidated financial statements.

Mevion Medical Systems, Inc. and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Series E Redeemable Convertible Preferred Stock		Series D-1 Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance, September 30, 2011	—	$—	827	$11,561	2,915	$49,727	72	$4,700	119	$10,081	161	$16,850	133	$—	$641	$(104,561)	$(103,920)
Issuance of restricted common stock	—	—	—	—	—	—	—	—	—	—	—	—	8	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	3
Exercise of warrants to purchase Series D-1 preferred stock	—	—	5	44	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	420	—	420
Issuance of Series E preferred stock, net of issuance costs	2,802	44,728	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	36	—	473	—	54	—	—	—	—	—	9	—	—	(572)	—	(572)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(26,536)	(26,536)

Balance, September 30, 2012	2,802	$44,764	832	$12,078	2,915	$49,781	72	$4,700	119	$10,081	161	$16,859	141	$—	$492	$(131,097)	$(130,605)

Mevion Medical Systems, Inc. and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Series E Redeemable Convertible Preferred Stock		Series D-1 Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance, September 30, 2012	2,802	$44,764	832	$12,078	2,915	$49,781	72	$4,700	119	$10,081	161	$16,859	141	$—	$492	$(131,097)	$(130,605)
Issuance of restricted common stock	—	—	—	—	—	—	—	—	—	—	—	—	7	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	446	—	446
Issuance of Series E preferred stock, net of issuance costs	1,557	24,438	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	110	—	482	—	51	—	—	—	—	—	16	—	—	(659)	—	(659)
Gain on extinguishment and conversion of preferred stock	(19)	(305)	—	—	(145)	(2,500)	—	—	(29)	(2,405)	(25)	(2,617)	323	—	868	6,959	7,827
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(38,906)	(38,906)

Balance, September 30, 2013	4,340	$69,007	832	$12,560	2,770	$47,332	72	$4,700	90	$7,676	136	$14,258	471	$—	$1,147	$(163,044)	$(161,897)

Mevion Medical Systems, Inc. and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Series E Redeemable Convertible Preferred Stock		Series D-1 Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance, September 30, 2013	4,340	$69,007	832	$12,560	2,770	$47,332	72	$4,700	90	$7,676	136	$14,258	471	$—	$1,147	$(163,044)	$(161,897)
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	2	—	8	—	8
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	129	—	129
Accretion of preferred stock to redemption value (unaudited)	—	104	—	248	—	26	—	—	—	—	—	3	—	—	(381)	—	(381)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,350)	(22,350)

Balance, March 31, 2014 (Unaudited)	4,340	$69,111	832	$12,808	2,770	$47,358	72	$4,700	90	$7,676	136	$14,261	473	$—	$903	$(185,394)	$(184,491)

See accompanying notes to consolidated financial statements.

Mevion Medical Systems, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended September 30,		Six Months Ended March 31,
	2013	2012	2014	2013
			(unaudited)
Cash flows from operating activities:
Net loss	$(38,906)	$(26,536)	$(22,350)	$(16,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	446	420	129	251
Depreciation and amortization	2,122	1,658	1,211	1,038
Loss on disposal of property and equipment	79	15	86	85
Provision for inventory write-downs	1,916	402	988	—
Amortization of deferred financing fees	68	—	107	—
Gain (loss) on revaluation of warrants	44	(1,514)	1,742	—
Non-cash interest expense	442	—	434	10
Changes in assets and liabilities:
Accounts receivable	—	—	(1,086)	—
Inventories	(17,197)	(13,347)	(8,737)	(10,447)
Deposits on inventory purchases	1,871	(2,108)	377	1,420
Prepaid expenses and other current assets	45	39	(480)	(194)
Other long term assets	126	(198)	10	24
Accounts payable	(445)	1,001	1,007	(824)
Accrued expenses	748	799	(117)	(88)
Customer deposits	(590)	16,460	12,500	2,062
Deferred revenue	—	—	5,022	—
Contract loss accruals	147	(640)	1,706	(537)
Other liabilities	(74)	(282)	4,703	171

Net cash used in operating activities	(49,158)	(23,831)	(2,748)	(23,950)
Cash flows from investing activities:
Purchases of property and equipment	(1,050)	(2,298)	(444)	(1,080)

Net cash used in investing activities	(1,050)	(2,298)	(444)	(1,080)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,000	—	10,000	—
Proceeds from issuance of convertible notes payable	10,000	5,000	—	10,000
Proceeds from issuance of Series E preferred stock and warrants, net	14,285	39,008	—	—
Payments for long-term debt financing costs	(1,103)	—	(315)	—
Proceeds from the exercise of stock options and warrants	—	3	8	—
Repayment of capital lease obligation	—	(9)	—	—

Net cash provided by financing activities	43,182	44,002	9,693	10,000

Net (decrease) increase in cash and cash equivalents	(7,026)	17,873	6,501	(15,030)
Cash and cash equivalents, beginning of period	19,084	1,211	12,058	19,084

Cash and cash equivalents, end of period	$12,058	$19,084	$18,559	$4,054

Supplemental disclosure of cash flow information:
Cash paid for interest	$626	$—	$1,389	$—

Supplemental disclosure of noncash investing and financing activities:
Conversion of notes payable and accrued interest to preferred stock	$10,229	$5,174	$—	$—

Conversion of preferred stock to common stock	$7,827	$—	$—	$—

Conversion of accounts payable to preferred stock	$389	$546	$—	$—

Inventory transferred to property and equipment, net	$2,001	$1,020	$524	$28

Accretion of preferred stock to redemption value	$659	$572	$381	$296

Gain on extinguishment of preferred stock	$6,959	$—	$—	$—

Debt discount	$374	$—	$578	$—

Asset retirement obligation establishment	$155	$—	$—	$—

Reclassification of fair value of liability-classified warrants upon exercise	$—	$44	$—	$—

See accompanying notes to consolidated financial statements.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

1.	BACKGROUND AND ORGANIZATION

Mevion Medical Systems, Inc. and Subsidiaries (the “Company”), a medical technology company headquartered in Littleton, Massachusetts, was incorporated in the state of Delaware on February 26, 2004. The Company is engaged in the development, sale, and service of proton beam radiation therapy systems. The Company has two wholly-owned subsidiaries, Mevion Medical Systems Asia, K.K., and Mevion Medical Systems UK LLC, which were incorporated in September 2008 and May 2012, respectively. The Company reports its financial condition and results of operations on a fiscal year basis ending on September 30th of each year.

Since inception, the Company has devoted substantially all of its efforts toward product research and development, initial sales and market development, raising capital and preparing for the production and shipment of the MEVION S250, which is a proton radiation therapy device not customized to customer specifications. In March of 2012, the Company was granted the CE mark to sell its products in the European Community countries. In July of 2012, the Company was granted 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) to sell its products domestically. On December 13, 2013, the MEVION S250 received its first clinical acceptance at a customer site and the first patient treatment with that system was performed on December 19, 2013. Upon the first patient treatment, the Company exited the development stage.

Liquidity

The Company has funded its operations primarily through the issuance of preferred stock, debt, and payments from customers. As of March 31, 2014, the Company had an accumulated deficit of $185,394. The Company believes that its cash resources of $18,559 at March 31, 2014, will be sufficient to allow the Company to fund its current operating plan through December 31, 2014. As the Company continues to incur losses, transition to profitability is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until doing so, the Company will continue to need to raise additional capital. Management intends to fund future operations through additional private or public debt or equity offerings, and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company or if at all.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies, as described below and elsewhere in the accompanying notes to the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The functional currency of all its foreign wholly-owned subsidiaries is the U.S. dollar and therefore the Company has not recorded any currency translation adjustments.

Foreign Currency

The foreign currency translation gains and losses resulting from exchange rate fluctuations of transactions denominated in a currency other than functional currency are included in other (expense) income in the

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

consolidated statements of operations. Such amounts are not material for fiscal 2013 and fiscal 2012 and the six months ended March 31, 2014 and 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Such management estimates include those relating to revenue recognition, inventory write-downs to reflect net realizable value, assumptions used in the valuation of stock-based awards and warrants, accruals for contract losses, and valuation allowances against deferred tax assets. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2014, statements of operations and of cash flows for the six months ended March 31, 2014 and 2013, and the statements of changes in redeemable convertible preferred stock and stockholders’ deficit for the six months ended March 31, 2014 are unaudited. The interim unaudited consolidated financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2014 and the results of its operations and its cash flows for the six months ended March 31, 2014 and 2013. The financial data and other information disclosed in these notes related to the six months ended March 31, 2014 and 2013 are also unaudited. The results for the six months ended March 31, 2014 are not necessarily indicative of results to be expected for the year ending September 30, 2014, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

Upon the completion of a qualified initial public offering (“IPO”), all of the redeemable convertible preferred stock (see Note 7) will automatically convert into 8,904 shares of common stock. The accompanying unaudited pro forma balance sheet as of March 31, 2014 has been prepared to give effect to such conversions as if the conversions had occurred on March 31, 2014. In addition, the preferred stock warrant of $3,529 has been reclassified to additional paid-in capital. Unaudited pro forma basic and diluted net loss per share allocable to common stockholders for the year ended September 30, 2013 and the six months ended March 31, 2014 has been prepared to give effect to the conversions as if the conversions had occurred on October 1, 2012 or the date of issuance, if later.

Revenue Recognition

The Company’s product contains both software and non-software components that together deliver essential functionality. As a result, the Company will recognize revenue for product sales under the non-software accounting guidance. Sales generally involve multiple deliverables of equipment, installation and related services. At the inception of a sales agreement, the Company allocates the contract value to each deliverable based on its relative selling price.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company determines selling prices using vendor specific objective evidence (“VSOE”), if it exists, or third party evidence (“TPE”). If neither VSOE nor TPE exists for a deliverable, the Company uses estimated selling price (“ESP”). VSOE is generally limited to the price charged when the same or similar products or services are sold separately or, if applicable, the stated substantive renewal rate in the agreement. TPE is determined based on the prices charged by competitors for a similar deliverable when sold separately. Typically, the Company is not able to use TPE as it is difficult to obtain sufficient information on competitor pricing. If the Company is unable to establish selling price using VSOE or TPE, the Company uses ESP. The objective of ESP is to determine the price at which the Company would sell a product or service on a standalone basis.

In order to determine ESP, the Company considers the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts and the Company’s ongoing pricing strategy and policies.

The Company will recognize revenue related to equipment when title and risk of loss is passed to the customer, provided that there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria have been successfully demonstrated. The Company does not sell any products that are designed to customer specifications.

The Company’s sales contracts, which require that the Company perform the installation, transfer title and risk of loss to the customer once the installation of the product is completed and the customer has accepted the product. Products that are sold with customer acceptance criteria are classified as either “new” or “established” products. Products are initially classified as new and are only classified as established once post customer acceptance provisions have been determined to be routine and there is a demonstrated history of achieving the final acceptance provisions without extraordinary effort. In determining when a proton radiation system is considered “established”, the Company considers the following factors: (i) achieving the satisfactory uptime performance of installed systems and (ii) experiencing clinical commissioning post customer acceptance with minimal Company support. The Company believes that reaching these criteria at several customer sites will demonstrate that there are no material uncertainties regarding customer acceptance of the system.

For established proton radiation systems, the Company will recognize revenue when the customer accepts the installed unit and title and risk of loss transfers to the customer, provided all other revenue recognition criteria have been met. Customer acceptance is defined as the point when the installation has been completed and the customer acknowledges that the unit operates in accordance with the contractually defined specifications. For contracts of proton radiation systems considered to be new or containing post customer acceptance milestones with substantive performance conditions, product revenue will be recorded upon the achievement of such performance conditions.

Typically, sales agreements include payment milestones that extend beyond the point of customer acceptance and generally represent 20% or less of the total contract value. These milestones are essentially payment holdbacks based on the customer achieving their work requirements and any efforts required by the Company are normally perfunctory. The Company will exclude these holdbacks from the revenue that will be recorded upon customer acceptance. Revenue from post customer acceptance milestones will be recognized as those milestones are achieved. To the extent that any contract contains a post customer acceptance milestone with substantive performance conditions, no revenue will be recognized until all such performance conditions are met.

For proton radiation systems that the Company does not install, such as those sold to distributors who are trained, responsible for installation and have a demonstrated track record of installing without Company support,

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the Company will recognize product revenue upon delivery of the final system component to the distributor, provided that title and risk of loss have passed to the distributor with no rights of return and any distributor acceptance criteria have been met. The Company’s sales contracts with distributors generally provide for the distributor to accept title and risk of loss once the final component is shipped by the Company to the distributor, which is normally 12 to 18 months before installation is completed by the distributor. Revenue will not be recognized in excess of milestones payments billed. For sales to distributors with acceptance criteria that are not successfully demonstrated upon delivery, revenue will be recognized upon the distributor’s customer acceptance similar to when the Company is responsible for installation.

The Company generally receives non-refundable milestone payments that are initially recorded as customer deposits on the balance sheet. When a customer fails to perform its contractual obligations and such failure continues after notice of breach and a cure period, the Company may terminate the contract and the customer may be liable for contractual damages. At the time of termination, the Company includes in income from operations any non-refundable deposits, deferred revenue, deferred costs and any costs associated with terminating the contract including excess inventory or unrecoverable vendor advances.

With each MEVION S250, the Company provides a warranty that normally ranges from 12 to 24 months and may be extended for a limited number of additional months subject to certain performance criteria. The warranty includes not only the costs to repair and replace defective parts, but also any costs of required maintenance during the warranty period. The Company separates the estimated value of these services and will recognize the revenue on a straight-line basis over the warranty period.

The Company will classify shipping and handling charges as revenue and the related costs in cost of revenue.

Deferred revenue includes amounts that have been billed per the contractual terms but have not yet been recognized as revenue.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. Because of their short maturity, the carrying amount of these financial instruments approximates fair value.

The Company’s financial instruments also include long-term debt, for which the carrying value approximates fair value at September 30, 2013 and March 31, 2014 as the long-term debt was recently obtained and the interest rates approximate market rates. The disclosure of the estimated fair value of the long-term debt was determined using level 2 inputs in the fair value hierarchy (Note 8).

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents primarily consist of investments in money market accounts.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. Concentration of credit risk, with respect to cash and cash equivalents, is limited because the Company places its investments in highly rated institutions.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventory costs are stated at the lower of cost or market. Certain manufacturing and installation costs incurred prior to the commencement of commercial operations are included in research and development expenses in the consolidated statements of operations.

Management assesses the recoverability of inventory based on types and levels of inventory, estimated inventory costs related to incomplete contracts as compared to expected contract revenue, product life cycle, and changes in technology. Inventory write-downs are based upon the age of the inventory, estimated net realizable value, and other significant management judgments concerning future demands for the inventory. The Company continues to assess the net realizable value of its inventory and could be required to write-off previously capitalized costs upon a change in the various judgments noted above. All inventories, including amounts expected to be on hand for more than one year, are classified as a current asset.

Inventories consist of the following:

	September 30,
	2013	2012	March 31, 2014
			(unaudited)
Raw materials	$15,732	$10,827	$15,350
Work-in-process	24,087	15,712	31,691

	$39,819	$26,539	$47,041

Approximately $16,312, $8,836, and $22,847 of the inventory balance at September 30, 2013 and 2012 and March 31, 2014, respectively, represents the costs of equipment being installed at customer sites.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over its estimated useful life. Property and equipment consisted of the following:

		September 30,
	Estimated Useful Lives	2013	2012	March 31, 2014
				(unaudited)
Property and equipment:
Machinery and equipment	5 years	$5,248	$4,384	$5,525
Research and development capital	5 years	4,321	2,376	4,579
Leasehold improvements	Lesser of lease term or useful life of asset	2,318	2,140	2,318
Computer hardware and office equipment	3-5 years	964	842	1,069
Software	3-5 years	653	631	656
Furniture and fixtures	5 years	411	279	411
Construction in progress		75	411	129

		13,990	11,063	14,687
Less: accumulated depreciation and amortization		(7,918)	(5,885)	(8,931)

		$6,072	$5,178	$5,756

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and amortization expense for fiscal 2013 and fiscal 2012 and the six months ended March 31, 2014 and 2013 was $2,078, $1,658, $1,199 and $1,013, respectively.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the Company’s consolidated statements of operations. Expenditures for maintenance and repairs are charged to expense when incurred while the costs of significant improvements, which extend the life of the underlying asset, are capitalized.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

Research and Development Costs

Expenditures, including payroll, contractor expenses, and supplies, for research and development of products and manufacturing processes are expensed as incurred.

Software development costs incurred subsequent to establishing technological feasibility are capitalized through the general release of the products that contain the embedded software elements. Technological feasibility is demonstrated by the completion of a working model. The Company has not capitalized any software development costs as of March 31, 2014 since the costs incurred subsequent to achieving technological feasibility and completing the research and development for the hardware components were immaterial.

Segment Information

The Company operates in one business segment, which is the manufacturing, sale and service of proton radiation therapy systems. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. The Company’s chief operating decision maker is the Chief Executive Officer.

Asset Retirement Obligation

The Company records obligations associated with its lease obligations, the retirement of tangible long-lived assets and the associated asset-retirement costs in accordance with authoritative guidance on asset retirement obligations. The Company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development and/or normal use of assets. If it is determined that a legal obligation exists, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. When the

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

liability is initially recorded, the Company capitalizes the cost of the asset retirement obligation. Over time, the liability is accreted to its present value, and the capitalized cost associated with the retirement obligation is depreciated over the useful life of the related asset.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with professional standards. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Income Taxes

The Company assesses income taxes for federal, state, local and foreign jurisdictions. Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the financial reporting and tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Due to uncertainty of realization of the tax benefits, the Company has provided a valuation allowance for the full amount of its net deferred tax assets.

The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on an annual basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense (see Note 10).

The Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Debt Financing Costs and Discounts

Direct and incremental costs, as well as debt discounts, incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements using the effective interest rate method.

Redeemable Convertible Preferred Stock

The Company reviews the rights and preferences of its equity securities for any changes in terms, rights or preferences to determine if such change is a modification or an extinguishment. The Company evaluates amendments to equity securities using a qualitative method which considers the business purpose for the

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

amendment and whether it adds, deletes or significantly changes a substantive contractual term or the nature of the equity securities. An amendment that changes a substantive contractual term or fundamentally changes the nature of the share of preferred stock is considered an extinguishment. If considered an extinguishment, the Company accounts for the removal of the carrying value of the old securities and recognizes the new securities at their current fair value in accordance with the guidance in ASC 470-50, Debt – Modifications and Extinguishments. An amendment that does not meet these criteria is a modification. A modification would be accounted for in accordance with the guidance in ASC 718-20, Compensation – Stock Compensation, in which the Company estimates the fair value of the equity security pre- and post- modification and recognizes the incremental fair value, if any, resulting from the modified terms.

Stock-Based Compensation

The Company accounts for all stock options and awards, including modifications to awards, granted to employees and non-employees, using a fair value method. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with the accounting standard, the Company recognizes the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award.

The fair value of common stock has been determined by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, an evaluation of benchmark of the Company’s competition, the current climate in the marketplace, the effect of the rights and preferences of the preferred stockholders and the prospects of a liquidity event, among others.

The interest rate was based on the U.S. Treasury bond rate at the date of grant with a maturity approximately equal to expected term. The Company has estimated the expected term of its employee stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. Expected volatility for the Company’s common stock was based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised.

Warrants to Purchase Redeemable Convertible Preferred Stock

The Company reviews the terms of all warrants issued in connection with the applicable accounting guidance and classifies warrants as a long-term liability on the consolidated balance sheets if the warrant may conditionally obligate the Company to transfer assets, including repurchase of the issuer’s shares, at some point in the future. Warrants to purchase shares of redeemable convertible preferred stock meet these criteria and therefore require liability-classification. The Company classifies warrants within stockholders’ equity on the consolidated balance sheets if the warrants are considered to be indexed to the Company’s own stock, and otherwise would be recorded in stockholders’ equity.

Liability-classified warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense) in the consolidated statements of operations. The

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Company estimates the fair value of these warrants at issuance and each balance sheet date thereafter using the Black-Scholes option-pricing model as described in the stock-based compensation section above, based on the estimated market value of the underlying redeemable convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying redeemable convertible preferred stock.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. ASU 2013-11 amends the presentation requirements of ASC 740, Income Taxes, and requires an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, similar tax loss, or a tax credit carryforward. To the extent the tax benefit is not available at the reporting date under the governing tax law or if the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented as a liability and not combined with deferred tax assets. The ASU is effective for annual periods, and interim periods within those years, beginning after December 15, 2013, which is fiscal 2014 for the Company. The amendments are to be applied to all unrecognized tax benefits that exist as of the effective date and may be applied retrospectively to each prior reporting period presented. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In applying the revenue model to contracts within its scope, an entity will need to (i) identify the contract(s) with a customer (ii) identify the performance obligations in the contract (iii) determine the transaction price (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU No. 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. The ASU allows for either full retrospective adoption, where the standard is applied to all of the periods presented, or modified retrospective adoption, where the standard is applied only to the most current period presented in the financial statements. The Company is currently assessing the impact of this standard to its consolidated financial statements.

4.	CUSTOMER CONTRACTS AND CONCENTRATIONS

Customer Revenue and Accounts Receivable

The Company had one customer that accounted for 92% of the accounts receivable balance at March 31, 2014.

Customer Deposits

Customer deposits represent refundable and non-refundable payments from customers upon achievement of certain milestones in the delivery of the product, as defined by individual contracts with the customers. All customer deposits, including those that are expected to be a deposit for more than one year, are classified as

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

4.	CUSTOMER CONTRACTS AND CONCENTRATIONS (continued)

current liabilities. Customer deposits for equipment are initially classified as deposits, and then reclassified to deferred revenue when title and risk of loss passes or services have been provided, but revenue has not been recognized. At September 30, 2013 and 2012, non-refundable deposits from 14 customers totaled $33,040 and $30,630 respectively. At March 31, 2014, non-refundable deposits from 13 customers totaled $47,540.

Refundable deposits at September 30, 2013 and 2012 and March 31, 2014 from two customers, three customers, and one customer totaled $5,000, $8,000, and $3,000, respectively.

In fiscal year 2013, the Company terminated a sales contract and refunded the customer $3,000 of a deposit held by the Company at September 30, 2012. In fiscal year 2012, the Company terminated a sales contract and refunded the customer $250 of a $1,000 deposit. The remaining $750 was recognized as a gain on termination of contracts in the consolidated statements of operations in fiscal year 2012.

5.	DEBT

On June 25, 2013, the Company entered into a Loan Agreement and a Security Agreement (collectively, the “Loan Agreement”) with Life Sciences Alternative Funding LLC (“LSAF”) that includes two tranches at an annual interest rate of 14.75%. The Company will make monthly interest payments at an annual rate of 11.75% and the remaining 3.00% will be added to the principal balance for the first thirty-six months of the Loan Agreement. Beginning in June 2016, the Company will begin repaying the principal balance compounded daily for accrued interest in twenty-four monthly installments. Penalties ranging from 1.00% to 5.00% will be incurred for any outstanding principal prepayments made prior to June 25, 2018. Tranche A was executed on June 25, 2013 and the Company received $20,000 and Tranche B was executed for $10,000 on February 6, 2014.

In executing Tranche B, the term of the loan was extended one year to June 25, 2019 and the Company will begin repaying the outstanding principal balance for Tranches A and B in thirty monthly installments beginning in December 2016.

During the term of the Loan Agreement, the Company will make revenue participation payments to LSAF of 0.30% and 0.15% of the cash collected from its customers for Tranches A and B, respectively, with a maximum amount of $1,000 and $500, respectively. The Company incurred $374 and $578 during fiscal 2013 and the six months ending March 31, 2014, respectively, for the estimated revenue participation payments the Company believes are probable of being paid. The $374 and $578 have been recorded as a discount to the $20,000 and $30,000 long-term debt at September 30, 2013 and March 31, 2014, respectively, and are being accreted over the term of the Loan Agreement using the effective interest rate method. During fiscal year 2013 and the six months ended March 31, 2014, $31 and $45, respectively, of the discount was accreted as interest expense in the consolidated statements of operations. During the six months ended March 31, 2014, $29 of revenue participation payments were made to LSAF. The unamortized balance of the discount at September 30, 2013 and March 31, 2014 was $343 and $876, respectively.

Borrowings under the Loan Agreement may be used for general corporate purposes, including permitted acquisitions. Under the Loan Agreement, all tangible and intangible assets of the Company serve as collateral for borrowings under the Loan Agreement. Any failure to comply with the operating covenants of the Loan Agreement or a change in control of the Company, as defined in the Loan Agreement, would constitute a default, permitting LSAF, among other things, to accelerate repayment of outstanding borrowings, including all accrued interest and fees, and to terminate the Loan Agreement. In May 2014, the Company determined that it had breached certain representations and warranties under the Loan Agreement during the periods presented. In June 2014, the Company secured a waiver covering these breaches.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

5.	DEBT (continued)

In connection with entering into the Loan Agreement, the Company incurred $1,103 and $315 of transaction costs for Tranches A and B, respectively, which have been deferred and are being expensed using the effective interest rate method over the term of the Loan Agreement. Total amortization expense of these transaction costs recognized as interest expense in the consolidated statements of operations in fiscal year 2013 and the six months ended March 31, 2014 was $68 and $107, respectively. The unamortized balance of the deferred financing fees at September 30, 2013 and March 31, 2014 was $1,035 and $1,243, respectively.

The aggregate maturities of long-term debt outstanding at September 30, 2013 and March 31, 2014 are as follows:

Fiscal year	September 30, 2013	March 31, 2014
		(unaudited)
2016	$2,193	$—
2017	9,697	8,004
2018	8,270	12,162
2019	—	10,332

Total	$20,160	$30,498

6.	NOTES PAYABLE TO STOCKHOLDERS

In October 2011, the Company entered into a Note Purchase and Security Agreement with certain stockholders to issue convertible promissory notes for aggregate proceeds up to $10,000. In October 2011, the Company issued $5,000 of these convertible promissory notes with a stated interest rate of 13% per annum and secured by all of the Company’s assets. These notes were immediately convertible into series D-1 redeemable convertible preferred stock (“Series D-1 Preferred Stock”) or into shares of a new class of preferred stock sold in connection with a qualified financing (as defined in the agreement). During fiscal year 2012, the Company recorded interest expense of $174. In January 2012, in connection with the sale of a new class of preferred stock, Series E redeemable convertible preferred stock (“Series E Preferred Stock”), the principal balance and accrued interest of $174 were converted into Series E Preferred Stock.

On February 13, 2013, the Company entered into a Note Purchase Agreement with certain stockholders to issue convertible promissory notes for aggregate proceeds of $10,000. The notes bore interest of 12% per annum and matured in one year, at which time accrued interest would be paid. In the event that the Company consummated a qualified equity financing, as defined in the agreement, then the notes and all accrued interest thereon would automatically convert into the equity securities of such financing. On April 2, 2013, in connection with a sale of Series E Preferred Stock, the principal balance and accrued interest of $229 were converted into Series E Preferred Stock. In fiscal year 2013, the Company recorded interest expense of $229. See Note 7 below for further disclosures of the above note issuances.

7.	STOCKHOLDERS’ DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

Authorized Capital Stock

On April 2, 2013, the Company amended its Certificate of Incorporation via a Certificate of Amendment of the Sixth Amended and Restated Certificate of Incorporation to increase the number of shares of common stock and Series E Preferred Stock which the Company is authorized to issue to 12,000 and 5,500 shares, respectively.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

7.	STOCKHOLDERS’ DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (continued)

In addition, the amended Certificate of Incorporation now specifies that if a stockholder does not purchase their pro-rata portion of a qualified financing, as defined therein, then such stockholder’s shares of preferred stock will automatically be converted to common stock.

At September 30, 2013, the Company has reserved shares of common stock for issuance as follows:

Conversion of preferred stock	8,904
Exercise of outstanding stock options	1,046
Available to grant under stock option plans	242
Exercise and conversion of warrants	236

Total	10,428

Common Stock

In fiscal year 2012, the Company granted 8 shares of restricted stock to directors for services performed. The shares had a grant date fair value of $2.69 per share and vest 25% after one year, and then monthly for the remaining vesting period of approximately three years. The Company recorded $7, $1, $3, and $3 of compensation expense related to the vesting of these shares for fiscal years 2013 and 2012 and the six months ended March 31, 2014 and 2013, respectively.

In fiscal year 2013, the Company granted 7 shares of restricted stock to directors for services performed. The shares had a grant date fair value of $2.69 per share and vest 25% after one year, and then monthly for the remaining vesting period of approximately three years. The Company recorded $6, $3, and $3 of compensation expense related to the vesting of these shares for fiscal year 2013 and the six months ended March 31, 2014 and 2013, respectively.

Redeemable Convertible Preferred Stock

Between March 8, 2011 and April 14, 2011, the Company issued 827 shares of Series D-1 Preferred Stock for aggregate proceeds of $14,100, net of issuance costs of $86. In connection with this sale of preferred stock, the Company issued warrants to purchase 165 shares of Series D-1 Preferred Stock with an exercise price of $0.01 per share which expire after at the earliest of (i) five years after issuance, (ii) immediately upon the closing of the Company’s initial public offering of its securities, or (iii) immediately upon the closing of a sale event. Because the warrants allow the holder to purchase redeemable preferred stock, the warrants were classified as liabilities as they embodied a conditional obligation to transfer assets in the future. The Company recorded the warrants at their initial grant-date fair value and allocated the remaining net proceeds to Series D-1 Preferred Stock. In January 2012, 5 of the warrants were exercised and the Company issued Series D-1 Preferred Stock.

Between January 12, 2012 and July 19, 2012, the Company issued 2,802 shares of Series E Preferred Stock for an aggregate purchase price of $44,728, net of issuance costs of $271, of which $39,008 was received in cash, $546 from the cancellation of indebtedness and $5,174 from the conversion of convertible promissory notes and accrued interest.

Between April 25, 2013 and May 22, 2013, the Company issued 1,557 shares of Series E Preferred Stock for an aggregate purchase price of $24,903, net of issuance costs of $97, of which $14,285 was received in cash, $389 from the cancellation of indebtedness and $10,229 from the conversion of convertible promissory notes and accrued interest (Note 6). In connection with these issuances, the Company also issued warrants to purchase 66 additional shares of Series E Preferred Stock with an exercise price of $16.06 per share which expire at the

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

7.	STOCKHOLDERS’ DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (continued)

earliest of (i) five years after issuance, (ii) immediately upon the closing of the Company’s initial public offering of its securities, or (iii) immediately upon the closing of a sale event. Because the warrants allow the holder to purchase redeemable preferred stock, the warrants were classified as liabilities. At issuance, the Series E warrants were valued at $465, which was estimated using Black-Scholes using the following assumptions: risk free interest rate, 0.91%; expected dividend yield, 0%; expected life, five years; expected volatility, 50.71%. The Company recorded the warrants at their initial grant-date fair value and allocated the remaining net proceeds to the Series E Preferred Stock.

In connection with this Series E Preferred Stock financing in April 2013 and in accordance with the Company’s amended Certificate of Incorporation, the following shares of Series B, C, D, and E Preferred Stock held by preferred stockholders who did not participate in that financing were converted to common stock:

	Shares of Preferred Stock	Shares of Common Stock
Series B	29	79
Series C	25	76
Series D	145	149
Series E	19	19

		323

The Company has accounted for this transaction as an extinguishment of the preferred stock. Accordingly, the Company recorded an aggregate gain of $6,959 within accumulated deficit equal to the difference between the fair value of the newly issued common stock and the carrying amount of the preferred stock. The gain on extinguishment is reflected in the calculation of net loss attributable to common stockholders in accordance with FASB ASC Topic 260, Earnings Per Share.

At September 30, 2013 and 2012 and March 31, 2014, the shares authorized, issued, and outstanding as well as the liquidation preference for each class of redeemable convertible preferred stock are as follows:

	September 30, 2013
Class	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference
Series E	5,500	4,359	4,340	$69,695
Series D-1	993	832	832	14,281
Series D	2,915	2,915	2,770	47,500
Series A	72	72	72	4,700
Series B	119	119	90	7,675
Series C	161	161	136	14,280

	September 30, 2012
Class	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference
Series E	2,802	2,802	2,802	$45,000
Series D-1	993	832	832	14,281
Series D	2,915	2,915	2,915	50,000
Series A	72	72	72	4,700
Series B	119	119	119	10,080
Series C	161	161	161	16,897

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

7.	STOCKHOLDERS’ DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (continued)

	March 31, 2014
	(unaudited)
Class	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference
Series E	5,500	4,359	4,340	$69,695
Series D-1	993	832	832	14,281
Series D	2,915	2,915	2,770	47,500
Series A	72	72	72	4,700
Series B	119	119	90	7,675
Series C	161	161	136	14,280

The rights and preferences of the Series A, Series B, Series C, Series D, Series D-1, and Series E Preferred Stock (collectively “Preferred Stock”) are as follows:

Dividends

The holders of Preferred Stock are entitled to receive a dividend when declared by the Board of Directors based on the stockholders pro rata share of the stock outstanding. The dividend accrues only when declared by the Board of Directors. Through March 31, 2014, no dividends have been declared or paid by the Company.

Voting Rights

Each holder of the Preferred Stock is entitled to vote on all matters and is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock can be converted. Except as otherwise required by law, the holders of Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of the common stock together with such holders of common stock.

Conversion

Each share of the Series A, Series B, Series C, Series D, Series D-1 and Series E Preferred Stock is convertible into 2.4568, 2.7905, 3.0435, 1.0221, 1.0679 and 1 share of common stock, respectively, at the stockholder’s option at any time after the date of issuance subject to adjustment for certain events, as defined in the Certificate of Incorporation. The Preferred Stock will automatically convert to common stock at the then-effective conversion price of such series of Preferred Stock upon the closing of an initial public offering for which the proceeds are at least $50,000 and the price paid by the public for such shares are at least three times the Series E original purchase price of $16.06 per share, subject to adjustment. The holders of Preferred Stock are entitled to anti-dilution protection in which the conversion rate may be reduced upon the occurrence of certain events.

Liquidation Preference

In the event of liquidation, the holders of Series E Preferred Stock will be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of any other class of preferred stock and common stock at an amount per share of $16.06, plus all declared and unpaid dividends. Holders of Series D and Series D-1 Preferred Stock will have preferential status over Series A, Series B and Series C Preferred Stock, and common stock, and be paid $17.15 per share. Holders of Series A,

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

7.	STOCKHOLDERS’ DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (continued)

Series B, and Series C Preferred Stock shall be paid $64.86, $85.00, and $105.00 per share, respectively, plus all declared and unpaid dividends before payment is made to common stockholders.

If the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of Series E Preferred Stock, the holders will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts in respect to shares held by the holders of Series E Preferred Stock. If the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of Series D and Series D-1 Preferred Stock, the holders will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts in respect to shares held by them. If, after the payment to the holders of Series D and Series D-1 Preferred Stock, the assets of the Company are insufficient to pay the holders of Series A, Series B, and Series C Preferred Stock, the assets will be distributed pro rata to the holders of Preferred Stock in accordance with the respective amounts which would have been distributed to such stockholders if the assets had been sufficient.

Redemption Rights

The Preferred Stockholders, with the approval of a majority of all such Preferred Stockholders, may, by giving notice to the Company on January 12, 2017 and each of the two one-year anniversaries thereafter, require the Company to redeem all of the outstanding shares of Preferred Stock in three equal installments on those same dates.

The redemption price per share shall be equal to $64.86, $85.00, $105.00, $17.15, $17.15 and $16.06 per share for Series A, Series B, Series C, Series D, Series D-1, and Series E Preferred Stock, respectively, plus any declared and unpaid dividends on such shares.

The Preferred Stock is classified outside of stockholders’ equity due to the contingent redemption features but is not considered mandatorily redeemable.

8.	FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

8.	FAIR VALUE MEASUREMENTS (continued)

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The warrant liability was measured at fair value on a recurring basis and has inputs categorized as Level 3 in the fair value hierarchy. The warrant liability was valued using the Black-Scholes option pricing model. The Company revalued the outstanding Series D-1 and Series E warrants on September 30, 2013 and March 31, 2014 and the Series D-1 warrants on September 30, 2012 using the following assumptions:

	September 30,
	2013	2012	March 31, 2014
			(Unaudited)
Risk-free interest rate	0.5% – 1.3%	0.4% – 0.4%	0.4% – 1.4%
Expected dividend yield	0%	0%	0%
Volatility factor	45.6% – 48.3%	51.3% – 51.5%	49.0% – 53.1%
Expected life of warrant	2.4 years – 4.6 years	3.4 years – 3.5 years	1.9 years – 4.1 years

As the outstanding Series D-1 warrants have a nominal exercise price, the assumptions used as inputs in the model for the remaining contractual term, risk-free interest rate, expected dividend yield and expected volatility had no material impact on the fair value of the warrants.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 liability (warrants) for fiscal years 2013 and 2012 and the six months ended March 31, 2014:

Balance at September 30, 2011	$2,836
Exercise of warrants	(44)
Gain on revaluation of warrants	(1,514)

Balance at September 30, 2012	1,278
Fair value of warrants issued	465
Loss on revaluation of warrants	44

Balance at September 30, 2013	1,787
Loss on revaluation of warrants (unaudited)	1,742

Balance at March 31, 2014 (unaudited)	$3,529

The resulting gain or loss on revaluation was recorded as other income (expense) in the consolidated statements of operations.

Warrants to purchase 225 shares, 160 shares, and 225 shares of Preferred Stock were outstanding for fiscal years 2013 and 2012 and the six months ended March 31, 2014, respectively.

9.	STOCK-BASED COMPENSATION

During calendar year 2005, the Company established the 2005 Stock Option and Incentive Plan (the “Plan”), subsequently amended and restated, under which a maximum of 1,336 shares of the Company’s authorized and available common stock may be issued in the form of incentive stock options and other equity interests.

Under the terms of the Plan, options and other equity interests may be granted to employees, officers, directors, consultants and advisors of the Company. The exercise price of each incentive stock option (“ISO”) or

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

9.	STOCK-BASED COMPENSATION (continued)

Non-Qualified Stock Option (“NQSO”) shall be the fair market value at the time each option is granted. The Company has granted restricted stock awards, service-based options and performance-based options under the Plan. Service-based options granted under the Plan generally vest as follows: 25% of the shares vest one calendar year from the vesting start date and the remainder vest ratably over the following 36 calendar months. The options granted under the Plan generally expire in 10 years.

The fair value of stock options issued to employees for all periods were measured with the following assumptions:

	Fiscal Year		Six Months Ended
	2013	2012	March 31, 2014	March 31, 2013
			(Unaudited)
Risk-free interest rate	1.1%	1.1%	1.8%	1.1%
Expected dividend yield	0%	0%	0%	0%
Volatility factor	53.6%	51.7%	50.9%	53.6%
Expected life of options	6 years	6 years	6 years	6 years

The weighted-average fair value of stock options granted during the fiscal years 2013 and 2012 and the six months ended March 31, 2014 and 2013, as determined by the Black-Scholes option pricing model, was $1.36, $1.32, $0.88 and $1.36 per stock option, respectively.

During fiscal year 2010, performance-based stock options were granted under the Plan subject to vesting based on the occurrence of certain events. The exercise price for these performance-based options is $6.00 per share. The terms of these stock options are as follows: 1) up to 68 shares will vest upon the earlier of (i) the closing of a Change in Control of the Company; or (ii) the date which is 12 months following the effective date of an initial public offering; 2) 17 shares vested in fiscal year 2012 upon approval by the FDA of a 510(k) to market the Company’s MEVION S250 proton beam radiotherapy system; and 3) 17 option shares vested upon the first customer acceptance of the Company’s MEVION S250 proton beam radiotherapy system in the six months ended March 31, 2014. The Company recorded $24 of compensation expense related to the vesting of these performance-based stock options for fiscal year 2012, based on the probability of vesting.

During fiscal year 2012, performance-based stock options exercisable for 30 shares were granted under the Plan, subject to vesting based on the achievement of certain sales criteria. The exercise price for these performance-based options is $2.69 per share. During fiscal year 2013, 15 of these performance-based stock options were cancelled since the performance metric was not achieved. The Company recorded $(16) and $16 of compensation (income) expense related to the vesting of these performance-based stock options for fiscal years 2013 and 2012, respectively.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

9.	STOCK-BASED COMPENSATION (continued)

As of September 30, 2013, 242 shares were available for grant under the Plan. Stock option activity for all periods is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Life in Years
Outstanding at September 30, 2012	931	$4.90	8.56
Options granted	144	2.69
Options cancelled and forfeited	(29)	5.71

Outstanding at September 30, 2013	1,046	4.57	7.80
Options granted (unaudited)	178	1.76
Options exercised (unaudited)	(2)	4.74
Options cancelled and forfeited (unaudited)	(29)	3.90

Outstanding at March 31, 2014 (unaudited)	1,193	4.17	7.45

Exercisable at September 30, 2013	509	5.92	7.08
Vested and expected to vest at September 30, 2013	1,005	4.58	7.80
Exercisable at March 31, 2014 (unaudited)	613	5.46	6.50
Vested and expected to vest at March 31, 2014 (unaudited)	1,087	4.12	7.51

For the fiscal years 2013 and 2012 and the six months ended March 31, 2014, the Company recorded total stock-based compensation expense in the consolidated statement of operations as follows:

	Fiscal Year		Six Months Ended
	2013	2012	March 31, 2014	March 31, 2013
			(unaudited)
Cost of revenue	$—	$—	$20	$—
Research and development	140	—	25	—
Selling and marketing	13	—	14	—
General and administrative	293	420	70	251

Total	$446	$420	$129	$251

The breakdown of stock-based compensation expense between the various awards types in fiscal years 2013 and 2012 and the six months ended March 31, 2014 was as follows:

	Fiscal Year		Six Months Ended
	2013	2012	March 31, 2014	March 31, 2013
			(unaudited)
Service-based options	$436	$346	$125	$237
Performance-based options	(15)	40	—	(5)
Restricted stock awards	25	34	4	19

Total	$446	$420	$129	$251

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

9.	STOCK-BASED COMPENSATION (continued)

As of September 30, 2013 and March 31, 2014, there was $557 and $545 respectively, of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 2.31 years and 2.54 years, respectively.

The total fair value of stock options that vested during fiscal years 2013 and 2012 and the six months ended March 31, 2014 and 2013 was $454, $342, $132, and $215, respectively.

The options had no intrinsic value in any of the periods presented.

To date, the Company has issued 46 shares of restricted stock awards under the Plan and 2 shares of restricted stock awards outside of the Plan.

The following table, including shares granted under the Plan and outside the Plan, summarizes the status of the Company’s non-vested restricted common shares as of September 30, 2013 and 2013 and March 31, 2014 and changes during fiscal year 2013 and the six months ended March 31, 2014:

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested at September 30, 2012	8	$3.36
Granted	7	2.69
Vested during the year	(6)	3.62

Non-vested at September 30, 2013	9	$2.69
Vested during the year (unaudited)	(2)	2.69

Non-vested at March 31, 2014 (unaudited)	7	$2.69

As of September 30, 2013 and March 31, 2014, there was $27 and $22, respectively, of unrecognized compensation expense related to non-vested restricted common stock that is expected to be recognized over a weighted-average period of 2.81 years and 2.31 years, respectively. The total estimated fair value of restricted common stock vested during fiscal years 2013 and 2012 and the six months ended March 31, 2014 and 2013 were $22, $30, $5, and $14, respectively.

10.	INCOME TAXES

Loss before provision for income taxes was as follows:

	Fiscal Year
	2013	2012
United States	$(37,580)	$(26,133)
Foreign	(1,326)	(403)

Total	$(38,906)	$(26,536)

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

10.	INCOME TAXES (continued)

The following reconciles the differences between income taxes computed at the federal tax rate and the provision for income taxes:

	Fiscal Year
	2013	2012
Expected income tax benefit at the federal statutory rate	(34.0)%	(34.0)%
State taxes, net of federal benefit	(5.2)%	(5.5)%
Non-deductible items and other	0.6%	(1.4)%
Federal and state credits	(2.9)%	(0.9)%
Change in valuation allowance	41.5%	41.8%

	—%	—%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s net deferred tax assets consisted of the following at September 30, 2013 and 2012:

	September 30,
	2013	2012
Net operating loss carryforwards	$42,645	$28,053
Net capitalized start-up costs	14,030	15,175
Research and Investment Tax Credits	4,964	3,452
Net capitalized R&D expenses	2,641	3,067
Reserves and accruals	4,793	3,850
Depreciation	592	494
Other	351	313

Total deferred tax assets	70,016	54,404
Deferred tax asset valuation allowance	(70,016)	(54,404)

Net deferred tax assets	$—	$—

The Company maintains a valuation allowance related to its deferred tax asset position when management believes it is more likely than not that the net deferred tax assets will not be realized in the future. Our valuation allowance increased by approximately $15,612 during fiscal 2013.

At September 30, 2013, the Company had federal net operating loss carryforwards of approximately $111,102 which begin to expire in calendar year 2025 and state net operating loss carryforwards of approximately $92,237 which begin to expire in fiscal 2014. The Company had federal research and development tax credit carryforwards of approximately $3,226 and $2,079 for fiscal 2013 and fiscal 2012, respectively. The Company also had state research and development tax credit carryforwards of $2,404 and $1,888 for fiscal 2013 and 2012, respectively. These federal and state credits expire at various dates through 2033.

Under the provisions of the Internal Revenue Code (“IRC”), net operating loss and credit carryforwards, and other tax attributes, may be subject to limitation if there has been a significant change in ownership of the Company (as defined by the IRC). The Company has performed an analysis of its carryforwards and has determined that there are no limitations as of September 30, 2013. Future owner or equity shifts, including the initial public offering, could result in limitations on net operating losses and credit carryforwards.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

10.	INCOME TAXES (continued)

The Company’s federal tax returns since calendar year 2004 are open to examination due to unused net operating loss carryforwards generated in those years. The Company’s state returns since calendar year 2008 are similarly open.

In October 2010, the Company received $270 from the Commonwealth of Massachusetts under a Massachusetts Life Sciences Center Tax Incentive agreement. Upon the anticipated achievement of specified annual requirements through fiscal 2015, the Company will recognize income related to the credit ratably over the same period. In both fiscal 2013 and 2012, the Company recognized $54 in other income related to this credit. In August 2011, the Company received another $266 from the Commonwealth of Massachusetts under the same program. However, as of December 31, 2011, the Company did not meet the specified annual requirements and, as a result, the Company was unable to continue to recognize income related to the credit. In fiscal year 2012, the Company repaid the $266 and recognized expense of $40 for previously recognized income related to this credit.

The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on an annual basis. In addition, the Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense. As of September 30, 2013 and 2012, the Company had unrecognized tax benefits related to research credits in the amounts of $1,375 and $1,287, respectively.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	For Year Ended September 30,
	2013	2012
Unrecognized benefit—October 1	$1,287	$1,270
Gross increases—tax positions in prior period positions	24	—
Gross increases—tax positions in current period positions	64	17

Unrecognized benefit—September 30	$1,375	$1,287

11.	NET LOSS PER SHARE

Historical Loss Per Share

Basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Unvested restricted stock awards, although legally issued and outstanding, are not considered outstanding for purposes of calculating basic net income per share. Diluted net loss per share is computed using the sum of the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock, including unvested restricted stock awards and the assumed exercise of stock options. The Company applied the two-class method to calculate its basic and diluted net loss per share available to common stockholders, as its redeemable convertible preferred stock and common stock are participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. However, the two-class method does not impact the net loss per share of common stock as the Company was in a net loss position for each of the periods presented and preferred stockholders do not participate in losses.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

11.	NET LOSS PER SHARE (continued)

The calculations of shares used to compute basic and diluted net loss per share are as follows:

	Fiscal Year		Six Months Ended March 31,
	2013	2012	2014	2013
			(unaudited)
Net loss attributable to common stockholders	$(32,606)	$(27,108)	$(22,731)	$(17,217)

Weighted average number of common shares outstanding-basic	275	131	464	133
Effect of dilutive securities:
Stock options, restricted stock awards, preferred stock and preferred stock warrants	—	—	—	—

Weighted average number of common shares outstanding-diluted	275	131	464	133

Basic and diluted net loss per share:	$(118.68)	$(207.10)	$(49.00)	$(129.02)

The Company’s potential dilutive securities, which include stock options, restricted stock awards, preferred stock, and warrants to purchase preferred stock have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding is used to calculate both basic and diluted net loss per share are the same. The following common stock equivalents were excluded from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Fiscal Year		Six Months Ended March 31,
	2013	2012	2014	2013
			(unaudited)
Redeemable convertible preferred shares (as converted)	8,904	7,670	8,904	7,670
Options to purchase common stock	1,046	931	1,193	1,075
Preferred stock warrants (as converted)	236	171	236	171
Restricted stock awards	10	8	8	13

Unaudited Pro Forma Loss per Share

Upon closing of the IPO contemplated in this Form S-1, all shares of redeemable convertible preferred stock will automatically convert into 8,904 shares of common stock. The unaudited pro forma net loss per share, basic and diluted, for the fiscal year 2013 and the six month period ending March 31, 2014 has been computed to give effect to the redeemable convertible preferred stock conversions as if such conversions had occurred on October 1, 2012 or the date of issuance, if later. The unaudited pro forma net income attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion to redemption value of the redeemable convertible preferred stock and the gain on extinguishment of redeemable convertible preferred stock because it assumes that the conversion of the redeemable convertible preferred stock had occurred at the beginning of the period.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

11.	NET LOSS PER SHARE (continued)

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted loss per share is as follows:

	Unaudited Pro forma
	Fiscal Year 2013	Six Months Ended March 31, 2014
Net loss	$(38,906)	$(22,350)

Weighted average number of common shares outstanding-basic	275	464
Pro forma adjustment for assumed conversion of redeemable convertible preferred stock	8,190	8,904

Number of shares used for pro forma basic EPS computation	8,465	9,368
Dilutive effect of share equivalents resulting from stock options and warrants	—	—

Number of shares used for pro forma dilutive EPS computation	8,465	9,368

Pro forma basic and diluted net loss per share:	$(4.60)	$(2.39)

12.	EMPLOYEE BENEFIT PLAN

The Company has an employee benefit plan under Section 401(k) of the IRC (the “401(k) Plan”). The 401(k) Plan allows employees to make pretax contributions up to the maximum allowable amount set by the Internal Revenue Service. Under the 401(k) Plan, the Company may match a portion of the employee contribution. The Company has not made any contributions to the 401(k) Plan since its inception.

13.	RELATED PARTY TRANSACTIONS

The Company has a vendor (“Shareholder A”) that has a minor ownership interest in the Company of less than 5% at September 30, 2013 and 2012 and March 31, 2014. During fiscal years 2013 and 2012 and the six months ended March 31, 2014 and 2013, the Company purchased materials and value added services with a total cost of $2,426, $3,026, $1,568, and $1,307, respectively, from Shareholder A. In addition, at March 31, 2014 the Company has entered into purchase commitments with Shareholder A for the fiscal year ended September 30, 2014 of approximately $2,861 (see Note 15).

The Company also has a customer (“Shareholder B”) that has a minor ownership interest in the Company of less than 1% at March 31, 2014. In calendar year 2007, Shareholder B contracted with the Company to purchase three MEVION S250’s along with the installation of each system. The Company has received $3,000 of non-refundable deposits from Shareholder B for these contracts.

In calendar year 2008, the Company entered into a System Development and Supply Agreement (the “Development Agreement”) with a vendor (“Shareholder C”), who has a minor ownership interest in the Company of less than 1% at March 31, 2014. Through September 30, 2013, the Company has paid $750 to Shareholder C for services under the Development Agreement. Shareholder C is required to pay a royalty to the Company under the Development Agreement for each system Shareholder C sells with the developed software interface to the MEVION S250.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

14.	GEOGRAPHIC DATA

The Company operates in one operating segment. Total long-lived assets held outside of the United States were immaterial for all periods presented.

15.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES

Leases and Other Commitments

The Company entered into a three year operating lease agreement for its research and administrative facility commencing in April 2012. During fiscal year 2013, the lease term was extended through March 2016. At September 30, 2013, the Company had an asset retirement obligation of approximately $111 and $177, respectively, included in other non-current assets and other non-current liabilities in the consolidated balance sheets to return the facility to its original condition. At March 31, 2014, the Company had an asset retirement obligation of approximately $99 and $214, respectively, included in other non-current assets and other non-current liabilities in the consolidated balance sheets to return the facility to its original condition. Amortization expense of the related asset in fiscal year 2013 and the six months ended March 31, 2014 and 2013 was $44, $12, and $25, respectively.

During fiscal year 2012, the Company also entered into office lease agreements in the United Kingdom for a one year term and Japan for a two year term.

Rental expense under operating leases was $1,416, $1,305, $726 and $730 for fiscal years 2013 and 2012 and the six months ended March 31, 2014 and 2013, respectively. At September 30, 2013, the future minimum lease payments under the non-cancelable leases are as follows:

Fiscal Year
2014	$1,420
2015	1,394
2016	709

$3,523

At March 31, 2014, the Company had certain purchase commitments for fiscal year 2014, fiscal year 2015, and fiscal year 2016 amounting to $6,906, $5,131, and $4,512, respectively, some of which require the Company to purchase multiple pieces of equipment and to enter into one year service agreements for such equipment. The deposits on inventory purchases at September 30, 2013, September 30, 2012, and March 31, 2014 of $1,858, $3,729, and 1,481, respectively, are non-refundable.

Contract Loss Accruals

The Company regularly evaluates customer contracts for situations where the estimated costs to fulfill contractual obligations (typically equipment installation, and related service) exceed the expected total contract revenue. Any such amounts are recorded as charge to the consolidated statements of operations and are allocated between inventory writedowns and contract loss accruals. During fiscal years 2013 and 2012, the Company recorded charges to research and development in the consolidated statements of operations of $2,434 and $221, respectively. During the six months ended March 31, 2014, the Company recorded a charge in the consolidated statements of operations of $2,221, of which $1,520 was recorded to cost of revenue and $701 was recorded to research and development. The charge recorded in the six months ended March 31, 2014 includes $1,593 arising under the contracts with Shareholder B.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

15.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES (continued)

Legal Claims

From time to time, the Company may be exposed to litigation in connection with its products and operations. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses, and to provide such losses and related disclosures when appropriate.

In December 2010, Massachusetts Institute of Technology (“MIT”) filed two lawsuits in federal district court against the Company. In the first lawsuit MIT alleged that a patent of the Company should be corrected to add one of its staff as a co-inventor. That same lawsuit requested that MIT be declared the owner of the Company patent. Litigation was completed on December 17, 2012 when the special master ruled in favor of the Company as sole inventor. On March 4, 2013, the court formally adopted the Special Master’s Report in its entirety as an order of the court. The court also entered a final judgment expressly confirming that the Company remains the sole owner of the patent. The outcome of the litigation does not affect the Company’s right to use the patent or result in any further obligation to the Company.

In the second lawsuit, MIT alleged that the Company infringed three MIT patents based on the claim that the Company was no longer licensed under those patents and that the Company breached a research contract between the parties. The second lawsuit was settled in fiscal year 2011 and the Company paid $888, which was recorded in research and development expense in the consolidated financial statements during that year.

In connection with the settlement, the Company entered into a license agreement (the “License Agreement”) with MIT which was effective on June 30, 2011. The License Agreement required a license issue fee of $300 which was paid in calendar year 2011 and future minimum license fees due each fiscal year until the expiration or termination of the last valid claim within the patent rights, which is currently estimated to be in fiscal year 2027, unless terminated earlier based on provisions in the License Agreement. The License Agreement also requires a royalty to be paid by the Company based on sales and sub-license income. The license fees may be credited against royalties payable to MIT in the year in which they are earned.

The Company is expensing the license payments made in the period they are due unless they are estimated to be used as a credit against a future royalty. During fiscal years 2013 and 2012, the Company paid license fees and the only milestone payment under the License Agreement for the receipt of FDA approval of the MEVION S250 of $250 and $600, respectively, which were recorded in research and development expense in the consolidated statements of operations for fiscal years 2013 and 2012, respectively. No milestone payments were made during the six month period ending March 31, 2014. The Company recognized royalty expense of $375 paid to MIT during the six month period ending March 31, 2014 which was recorded in cost of revenue in the consolidated statements of operations.

Mevion Medical Systems, Inc. and Subsidiaries

Notes to consolidated financial statements (continued)

Amounts as of March 31, 2014 and for the six months ended March 31, 2014 and 2013 are unaudited

(In thousands, except per share data)

15.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES (continued)

At September 30, 2013, future minimum license fees due to MIT and another unrelated party under license agreements are as follows:

Fiscal Year
2014	$450
2015	575
2016	575
2017	500
2018	500
Thereafter	4,500

$7,100

16.	RISKS AND UNCERTAINTIES

The Company is subject to risks common to companies in the medical device industry. These risks, which could have a material and negative impact on the Company’s business, financial condition, and results of operations, include, but are not limited to, loss of any significant customer, patent infringement, dependence on key suppliers, and United States and foreign regulatory clearances and approvals.

17.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this prospectus and determined that no additional subsequent events occurred that would require recognition in the consolidated financial statements or disclosure in the notes thereto.

            shares

Common Stock

Prospectus

J.P. Morgan	Morgan Stanley

Leerink Partners	Oppenheimer & Co.

                    , 2014

We have not authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                      , 2014, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and NASDAQ listing fee.

Item	Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ initial listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

The Company’s amended and restated certificate of incorporation, which will become effective upon completion of the offering, provides for the limitation of liability of directors to the fullest extent permissible under Delaware law.

The Company’s amended and restated bylaws, which will become effective upon completion of the offering, provide for the indemnification of officers, directors and third parties acting on the Company’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Company’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful. In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the certificate of incorporation and bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock

On April 7, 2011, we issued an aggregate of 17,492 shares of our Series D-1 redeemable convertible preferred stock and 3,498 warrants to buy our Series D-1 redeemable convertible preferred stock to one investor for aggregate consideration of $299,988. On April 12, 2011, we issued an aggregate of 27,552 shares of our Series D-1 redeemable convertible preferred stock and 5,510 warrants to buy our Series D-1 redeemable convertible preferred stock to one investor for aggregate consideration of $472,517. The 5,510 warrants were subsequently exercised on January 18, 2012. On April 14, 2011, we issued an aggregate of 6,632 shares of our Series D-1 redeemable convertible preferred stock and 1,326 warrants to buy our Series D-1 redeemable convertible preferred stock to one investor for aggregate consideration of $113,739.

On October 6, 2011 we issued convertible promissory notes to six of our existing investors for an aggregate principal amount of $5,000,000. On January 12, 2012, we issued an aggregate of 322,195 shares of our Series E redeemable convertible preferred stock to such investors upon conversion of the notes.

On January 12, 2012, we issued an aggregate of 1,234,466 shares of our Series E redeemable convertible preferred stock to sixteen investors for aggregate consideration of $19,825,472 in cash. On July 19, 2012 we issued an aggregate of 1,245,330 shares of our Series E redeemable convertible preferred stock to sixteen investors for aggregate consideration of $20,000,000 in cash and cancellation of indebtedness.

On February 13, 2013 and March 7, 2013 we issued convertible promissory notes to eight of our existing investors for an aggregate principal amount of $10,000,000. On April 25, 2013 and May 22, 2013, we issued an aggregate of 636,934 shares of our Series E redeemable convertible preferred stock to such investors upon conversion of the notes.

On April 25, 2013, we issued an aggregate of 706,527 shares of our Series E redeemable convertible preferred stock to nine investors for aggregate consideration of $11,346,833 in cash and cancellation of indebtedness.

On May 22, 2013, we issued an aggregate of 213,201 shares of our Series E redeemable convertible preferred stock to thirteen investors for aggregate consideration of $3,423,993 in cash and cancellation of indebtedness. Pursuant to this issuance, we also issued 65,517 warrants to purchase our Series E redeemable convertible preferred stock. On May 22, 2013, we issued 322,806 shares of our common stock to five of our investors pursuant to the mandatory conversion of their Series A redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, and Series E redeemable convertible preferred stock.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants of Stock Options and Common Stock

Since April 1, 2011, we have granted stock options to purchase an aggregate of 805,700 shares of our common stock, with exercise prices ranging from $1.76 to $2.69 per share, to employees, directors and consultants pursuant to our stock option plan. Options covering 2,443 shares have been exercised. The issuances of these securities were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as a transaction by an issuer not involving a public offering.

Since April 1, 2011 we have granted restricted stock awards covering 15,000 shares of our common stock to directors pursuant to our stock option plan. The issuance of these securities were exempt pursuant to Section 4(a)(2).

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of             ,             , on the     day of                 , 2014.

MEVION MEDICAL SYSTEMS, INC.

By:
Joseph K. Jachinowski
President, Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Mevion Medical Systems, Inc. (the “Company”), hereby severally constitute and appoint Joseph K. Jachinowski and Donald B. Melson, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

JOSEPH K. JACHINOWSKI	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

DONALD B. MELSON	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

ROBERT N. WILSON	Director	, 2014

PETER P. D’ANGELO	Director	, 2014

PAUL A. VOLCKER	Director	, 2014

JAY MOORIN	Director	, 2014

ANDERS D. HOVE, M.D.	Director	, 2014

MYLES D. GREENBERG, M.D.	Director	, 2014

STEPHEN BUCKLEY, JR.	Director	, 2014

Exhibit index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation (as currently in effect)

3.2*	Form of Amended and Restated Certificate of Incorporation (to be in effect upon completion of this offering)

3.3*	Bylaws (as currently in effect)

3.4*	Form of Amended and Restated Bylaws (to be in effect upon completion of this offering)

4.1*	Form of Common Stock Certificate

4.2*	Fourth Amended and Restated Investor Rights Agreement by an among the Registrant and certain of its stockholders dated as of January 12, 2012

5.1*	Opinion of Goodwin Procter LLP

10.1*†	Sale and Purchase Agreement by and between Storrington Industries Limited and the Registrant dated as of December 5, 2007

10.2*†	Master Purchase Agreement by and between the Registrant and Storrington Industries Limited, dated as of May 10, 2012

10.3*†	Patent License Agreement by and between Massachusetts Institute of Technology and the Registrant, dated as of June 20, 2011

10.4*†	First Amendment to the Patent License Agreement by and between Massachusetts Institute of Technology and the Registrant, dated as of October 22, 2013

10.5*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers

10.6*	Form of Indemnification Agreement between the Registrant and each of its Directors

10.7*#	Employment Agreement by and between the Registrant and Joseph K. Jachinowski, dated as of September 1, 2009

10.8*	Non-Disclosure, Developments and Non-Competition Agreement by and between the Registrant and Joseph K. Jachinowski, dated as of September 1, 2009

10.9*#	Employment Agreement by and between the Registrant and Donald B. Melson, dated as of January 22, 2013

10.10*	Non-Disclosure, Developments and Non-Competition Agreement by and between the Registrant and Donald B. Melson, dated as of March 3, 2013

10.11*#	Employment Agreement by and between the Registrant and Michael Cogswell, dated as of January 23, 2012

10.12*	Privacy, Confidentiality, and Security of Customer and Patient Confidentiality Information Agreement by and between the Registrant and Michael Cogswell, dated as of February 3, 2012

10.13*†	Loan Agreement between the Registrant and Life Sciences Alternative Funding LLC, dated as of June 25, 2013

10.14*†	Security Agreement between the Registrant and Life Sciences Alternative Funding LLC, dated as of June 25, 2013

10.15*#	Amended and Restated 2005 Stock Option and Incentive Plan

10.16*#	Form of Incentive Stock Option Agreement under Amended and Restated 2005 Stock Option and Incentive Plan

10.17*#	Form of Non-Qualified Stock Option Agreement under Amended and Restated 2005 Stock Option and Incentive Plan

Exhibit number	Description of exhibit

10.18*#	Form of Restricted Stock Purchase Agreement under Amended and Restated 2005 Stock Option and Incentive Plan

10.19*#	2014 Stock Option and Incentive Plan

10.20*#	Form of Incentive Stock Option Agreement under 2014 Stock Option and Incentive Plan

10.21*#	Form of Non-Qualified Stock Option Agreement under 2014 Stock Option and Incentive Plan

10.22*#	Form of Restricted Stock Purchase Agreement under 2014 Stock Option and Incentive Plan

10.23*#	Senior Executive Cash Incentive Bonus Plan

21.1*	Subsidiaries of Registrant

23.1*	Consent of McGladrey LLP

23.2*	Consent of Hein & Associates LLP

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	This exhibit will be subject to a request for confidential treatment and this exhibit will be submitted separately to the SEC.

#	Represents management compensation plan.